

KONA GRILL®

Notice of 2010 Annual Meeting and Proxy Statement

2009 Annual Report



March 9, 2010

Dear Fellow Shareholders:

As you are all aware, 2009 was an extremely challenging year for Kona Grill and the entire restaurant industry. We faced challenges on many fronts including an historic macroeconomic decline led by high unemployment, reduced credit and consumer spending, lagging consumer confidence, declining household net worth, increasing minimum wage legislation and more. Additionally the competition within the casual dining segment has become intense in their efforts to attract savvy and value driven consumers. The good news however, is that in spite of internal distractions by recent changes in senior leadership, we have an extremely dedicated group of restaurant operators who led their individual businesses with passion and energy throughout the year. The Kona Grill brand is well positioned and competitive for today's times as its primary concept attributes differentiates it within the sea of sameness of the casual dining segment.

The road ahead remains difficult as economic and consumer headwinds are predicted to remain throughout near to mid-term. The Kona Board of Directors and senior management team are passionate about the brand, the future, and are committed to work towards increasing its competitive performance through the coming years.

In my short tenure with the company, I have spent time in each of our 24 restaurants meeting one on one with our managers and co-workers. They are more committed than ever to ensure that we deliver a one-of-a kind experience to every guest, every day in every restaurant. I am energized by what I see, as our people are our greatest asset. We have strengthened our team by acquiring a top notch SVP of Operations, Larry Ryback, who brings years of operating experience to Kona Grill and a passion for creating memorable hospitality experiences and building strong teams. We also added an outstanding brand marketer in Rachel Phillips-Luther. We have already launched several initiatives to drive short term revenue and build long term guest loyalty.

I am more passionate today about the future of this brand than the day I walked in. Kona Grill is a differentiated brand with products, experiences and energy that other concepts do not deliver. Our team is dedicated to maintain and grow our unique positioning by continually refining our food, beverage, service and ambiance offerings.

Our current goal is to reinvest in our current portfolio of restaurants to protect and ensure our competitive advantage in the market place while approaching new growth at a measured and opportunistic pace.

I am proud to represent Kona Grill and appreciate your passion for this great brand. I hope to see you in a restaurant soon.

Hospitably,



Marc A. Buehler
President & CEO
Kona Grill, Inc.

KONA GRILL®

March 25, 2010

SEC Mail Processing
Section

MAR 29 2010

Washington, DC
110

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Filing Desk

**Re: Kona Grill, Inc. (the "Company")
Annual Report to Stockholders**

Ladies and Gentlemen:

Please find enclosed for your information five copies of the Company's 2009 Annual Report to Stockholders, pursuant to Rule 14a-3(c). The Notice of Annual Meeting, the Proxy Statement, the Form of Proxy, and the Annual Report to Stockholders were sent to stockholders on or about March 17, 2009.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter as received by your office and return to my attention in the pre-addressed, stamped envelope enclosed for your convenience. Thank you for your cooperation.

Sincerely,



Christi Hing
Director of Financial Reporting

Enclosures

7150 E. Camelback Rd., Ste 220 • Scottsdale, AZ 85251
P 480.922.8100 • TF 866-328-5662 • F 480.991.6811

SEC Mail Processing
Section

MAR 29 2010

Washington, DC
110

KONA GRILL, INC.
NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
April 28, 2010

To Our Stockholders:

The 2010 Annual Meeting of Stockholders of Kona Grill, Inc., a Delaware corporation, will be held at 2:00 p.m., on Wednesday, April 28, 2010, at the offices of Greenberg Traurig, LLP, 2375 East Camelback Road, Suite 700, Phoenix, Arizona, for the following purposes:

1. To elect to your Board of Directors as Class II directors, each of Messrs. Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh, each of whom has been nominated by your Board to serve for a three-year term expiring in 2013.
2. To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

All stockholders are cordially invited to attend the meeting and vote in person. Please note that you will be asked to present proof that you are a stockholder of the company as well as valid picture identification, such as a current driver's license or passport, in order to attend the meeting. The use of cameras, recording devices, and other electronic devices will be prohibited at the meeting.

Whether or not you plan to attend the meeting, and regardless of the number of shares of common stock you own, you are requested to sign, date and return the enclosed white company proxy card promptly. A return envelope, which requires no postage if it is mailed in the United States, is enclosed for your convenience. Stockholders who sign, date and return proxy cards have the right to revoke them at any time before your proxy is voted by: (i) delivering written notice of such revocation to the secretary of the company; (ii) by submitting to the secretary of the company a duly signed proxy card bearing a later date than your previously signed, returned and dated proxy card; or (iii) by attending the meeting and voting in person thereat. Attendance at the meeting will not, in and of itself, constitute revocation of a signed, completed and dated proxy card previously returned. All later-dated proxy cards or written notices revoking a proxy card should be sent to Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, Attention: Mark S. Robinow, Secretary.

Please read carefully and in its entirety the enclosed proxy statement, which explains the proposals to be considered by you and acted upon at the meeting.

Your Board has fixed the close of business on March 1, 2010 as the record date for the determination of holders of record of the company's common stock entitled to notice of, and to vote at, the meeting. A list of stockholders of the company as of the record date will remain open for inspection during the meeting until the closing of the polls thereat.

If you have any questions about the procedures for admission to the meeting, please contact our proxy solicitors, The Altman Group, Inc., toll free at (877) 864-5055 or collect at (201) 806-7300 or via e-mail at ProxyInfo@altmangroup.com.

Sincerely,



Mark S. Robinow
Executive Vice President,
Chief Financial Officer, and Secretary

Scottsdale, Arizona
March 9, 2010

ALL HOLDERS OF RECORD OF THE COMPANY'S COMMON STOCK (WHETHER YOU INTEND TO ATTEND THE ANNUAL MEETING OR NOT) ARE STRONGLY ENCOURAGED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE WHITE COMPANY PROXY CARD ENCLOSED WITH THE ACCOMPANYING PROXY STATEMENT.

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KONA GRILL, INC.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
April 28, 2010

This proxy statement is being furnished to all holders of record, as of March 1, 2010, of the common stock of Kona Grill, Inc., in connection with the solicitation of proxies by the Company's Board of Directors for the 2010 Annual Meeting of Stockholders to be held at the offices of Greenberg Traurig, LLP, 2375 East Camelback Road, Suite 700, Phoenix, Arizona 85016, on Wednesday, April 28, 2010, at 2:00 p.m., local time, and at any adjournment(s) or postponement(s) of the meeting, solely for the purposes stated in the accompanying Notice of 2010 Annual Meeting of Stockholders.

The principal executive office of the company is located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251.

The approximate date of mailing to stockholders of the Notice of the 2010 Annual Meeting of Stockholders, this proxy statement, the enclosed white company proxy card, and our 2009 Annual Report to Stockholders, is March 17, 2010.

Householding of Annual Meeting Materials

Certain brokers and other nominee record holders may be participating in the practice of "householding" this proxy statement and other proxy materials. This means that only one copy of this proxy statement and other proxy materials may have been sent to multiple stockholders in a stockholder's household. The company will promptly deliver additional copies of the proxy statement and other proxy materials to any stockholder who contacts the company's principal corporate office at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251 or by calling (480) 922-8100, requesting such additional copies. If a stockholder is receiving multiple copies of the proxy statement and other proxy materials at the stockholder's household and would like to receive in the future only a single copy of the proxy statement and other proxy materials for a stockholder's household, such stockholders should contact their broker, other nominee record holder, or the company's investor relations department to request the future mailing of only a single copy of the company's proxy statement and other proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

This proxy statement, the form of the white company proxy card, our 2009 Annual Report to Stockholders, and our Annual Report on Form 10-K for our fiscal year ended December 31, 2009, are available to you on our website at www.konagrill.com. Stockholders may also obtain a copy of these materials by writing to Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, Attention: Mark S. Robinow, Secretary. Upon payment of a reasonable fee, stockholders may also obtain a copy of the exhibits to our Annual Report on Form 10-K for our fiscal year ended December 31, 2009.

THE 2010 ANNUAL MEETING

Who is Entitled to Vote at the Annual Meeting

Only holders of record of the company's stock, par value $.01 per share, as of the close of business on March 1, 2010, are entitled to notice of, and to vote at, the meeting. On the record date, there were 9,160,445 shares of our common stock outstanding. Each outstanding share of common stock is entitled to one vote upon all matters to be acted upon at the meeting.

How You May Vote

If you are a holder of record of common stock as of the record date, you may vote by completing, signing and returning by mail the enclosed white company proxy card. Please mark, sign and date the enclosed white company proxy card and return it in the pre-addressed, postage-paid envelope enclosed for such purpose. If you are a holder of record of common stock as of the record date, you may also vote in person by attending the meeting. Votes at the meeting will be taken by written ballot. At the commencement of the meeting, we will distribute a written ballot to any stockholder of record who attends the meeting and wishes to vote thereat in person.

If your shares are held in "street name," whether through a broker, bank or other nominee, only they can sign a white company proxy card with respect to your shares. You are therefore urged to contact the person(s) responsible for your account and give them instructions for how to complete a white company proxy card representing your shares so that a white company proxy card can be timely returned on your behalf. You also should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to our proxy solicitor, The Altman Group, Inc., so that they can attempt to ensure that your instructions are followed. If you wish instead to vote in person at the meeting, you must obtain a valid proxy from your broker, bank or other nominee.

If you are a holder of record of common stock as of the record date and plan to attend the meeting, please be sure to bring with you valid government-issued personal identification with a picture (such as a current driver's license or passport) in order to gain admission to the meeting. If your shares are held in "street name" through a bank, broker or other nominee, you will have to bring evidence of your ownership of common stock as of the record date, in addition to valid government-issued personal identification, if you wish to attend the meeting. Examples of proof of common stock ownership include: a signed letter from your bank or broker stating that you owned your shares as of the record date; a brokerage account statement indicating that you owned your shares as of the record date; or a copy of the voting instruction card provided by your broker indicating that you owned your shares as of the record date. If you hold a proxy on behalf of a holder of record of common stock as of the record date, then you must also bring the validly executed proxy naming you as the proxy holder, signed by the stockholder of record who owned such shares of common stock as of the record date.

If you have any questions about the procedures for admission to the Annual Meeting, please contact our proxy solicitors, The Altman Group, Inc., toll free at (877) 864-5055 or collect at (201) 806-7300 or via e-mail at ProxyInfo@altmangroup.com. Please see "Revocation of Proxies" below for a discussion of how to revoke your proxy.

Quorum; Vote Required

The holders of a majority of the outstanding shares of common stock as of the record date must be present in person or by proxy at the meeting to constitute a quorum for the transaction of business at the meeting.

The election at the meeting of your Board of Directors' three Class II director-nominees – Messrs. Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh – requires a plurality of votes cast. This means, in the context of your Board's Class II director-nominees, and with respect to any insurgent, opposition director-nominees not nominated or approved by your Board that may have been properly nominated by a stockholder of the company in connection with the meeting, that so long as a quorum is present in person or represented by proxy at the meeting for the transaction of business, the three director-nominees receiving the most affirmative votes "for" their election will be elected to serve as Class II directors of the company. Stockholders can either vote "for" or "withhold" their vote for director-nominees. A properly executed proxy card marked "withhold" with respect to a director-nominee will not be voted with respect to the election of that director-nominee, although such "withhold" indication and any "broker non-vote" will be counted for purposes of determining whether there is a quorum present at the meeting for the transaction of business. As a result, such "withhold" indications and "broker non-votes" will have no effect on the election of any director-nominee because only votes affirmatively cast "for" a director-nominee will be counted towards the election of such director-nominee.

Whether or not you plan to attend the meeting in person, if you are a holder of record as of the close of business on the record date, please sign, date and return your white company proxy card as soon as possible.

Important: If you hold your shares through (i.e., they are registered in the name of) a bank, broker or other nominee in "street name", but you do not provide the firm that so holds your shares with your specific voting instructions, such firm is only allowed to vote your shares on your behalf in its discretion on "routine" matters; it cannot vote your shares in its discretion on your behalf on any "non-routine" matters.

Under applicable rules of the New York Stock Exchange, at the meeting, the election to your Board of your Board's three Class II director-nominees – Messrs. Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh, and the election of any non-Board approved and recommended, insurgent opposition nominees, that may have been properly nominated by a stockholder of the company in connection with the meeting – is considered a "non-routine" matter.

Accordingly, if you do not give specific voting instructions to your bank, broker or other nominee how to vote your shares on your behalf with respect to the election of Class II directors at the meeting before the 10th day prior to the meeting, your broker will have no discretionary authority to vote your shares on your behalf with respect to the election of Class II directors. Such "uninstructed" shares are commonly referred to as "broker non-votes" and, although such shares will be counted towards the determination of whether a quorum is present, in person or represented by proxy, at the meeting, with respect to the election of Class II directors, such uninstructed shares (or "broker non-votes") will have the same effect as a "withhold" vote in the election of Class II directors.

Proxy ballots will be received, tabulated and certified at the meeting by the inspector of election appointed for the meeting. The inspector will also determine whether a quorum is present at the meeting.

Revocation of Proxies

If you are a stockholder of record on the record date and have signed, dated and returned to the company a proxy card, you may revoke such proxy card in your discretion at any time before your proxy is voted at the meeting by:

- delivering written notice of such revocation to the secretary of the company;
- by attending the meeting and voting, in person thereat, the shares represented by your proxy card (but your attendance at the meeting will not, in and of itself, constitute revocation of your previously signed, dated and returned proxy card); or
- by submitting to the secretary of the company a duly signed, dated and completed proxy card bearing a later date than the proxy card you previously submitted.

All such later-dated proxy cards or written notices of revocation of a proxy card, as described above, should be sent to Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, Attention: Mark S. Robinow, Secretary. If you hold shares in street name, you must contact the firm that holds your shares to change or revoke any prior voting instructions.

Voting

The persons named as proxies in the enclosed white company proxy card will vote the shares for which such persons were thereby appointed in accordance with the voting indications marked thereon by the stockholders who signed, dated and returned such proxy card. If, however, such white company proxy card is signed, dated and returned to the company but no voting indications are marked thereon, all shares represented by such proxy card will be voted by the proxies named therein **"FOR" the election of each of the Board of Directors' three Class II director-nominees**, and will be voted on any other matters as may come before the meeting in the best judgment and discretion of the persons named as proxies.

RECENT DEVELOPMENTS

Mill Road Capital, L.P. Stockholder Nomination Correspondence

By letter dated January 28, 2010, Mill Road Capital, L.P. ("MRC"), a 9.8% stockholder of the Company, submitted a letter to the Company's Secretary, wherein it sought to notify the Company of its purported nomination of an opposition slate of three insurgent Class II directors for election to the Company's Board at the Annual Meeting (the "January 28th MRC Letter"). The letter purported to include the information required under the Company's amended and restated by-laws currently in effect (the "By-laws"). MRC identified the three individuals it intended to nominate for election to the Board at the Annual Meeting and also requested that the Company name the three purported opposition director-candidates in the Company's 2010 proxy statement (the "Proxy Statement") as director-nominees for election to the Board at the Annual Meeting.

By letter dated February 2, 2010 (the "February 2nd Company Letter"), the Company advised MRC that the Company's Nominating Committee (the "Committee") determined that the January 28th MRC Letter omitted certain required technical disclosures, and, therefore, did not comply with the By-laws. In good faith, the Company provided MRC with a non-exhaustive list of such omitted disclosures. Notwithstanding such technical noncompliance, the Committee and Board advised MRC that they determined that the January 28th MRC Letter substantially complied on its face with the By-laws, and that subject to and assuming the accuracy and completeness of all information, representations and undertakings made by MRC in the January 28th MRC Letter and further subject to and assuming MRC's compliance with Rule 14a-9, the Company was not rejecting and would accept the validity of MRC's opposition (advance notice) stockholder nomination letter for purposes of the By-laws.

By letter dated February 5, 2010 (the "February 5th MRC Letter"), MRC acknowledged receipt of the February 2nd Company Letter, and recognized the Company's acknowledgment of the validity of the January 28th MRC Letter for purposes of complying with the Company's By-laws.

On February 6, 2010 (the "February 6th Company Letter"), the Company reiterated its acceptance of the validity of the January 28th MRC Letter for purposes of the By-laws subject to and assuming MRC's compliance with Rule 14a-9.

On February 22, 2010, MRC submitted a letter to the Company wherein it made a demand to inspect and make copies of the Company's stocklist materials pursuant to Section 220 of the Delaware General Corporation Law (the "MRC Section 220 Demand Letter"), in connection with MRC's announced intention to solicit proxies for its three insurgent opposition, non-Board nominated director-candidates. Also on such date, MRC filed an amended Schedule 13D with the SEC, which included as exhibits the MRC Section 220 Demand Letter, the February 2nd Company Letter, the February 5th MRC Letter, and the February 6th Company Letter.

On February 25, 2010, the Company acknowledged receipt of the MRC Section 220 Demand Letter and, pursuant to MRC's demand in such letter, provided a certified list of the registered holders of common stock of the Company as of February 24, 2010. The Company advised MRC that it will furnish and/or make available to MRC for inspection, the other information requested per the MRC Section 220 Demand Letter as and when such other information becomes available and is in the Company's possession.

On March 5, 2010, the Company, pursuant to MRC's demand in the MRC Section 220 Demand Letter, provided to MRC a certified list of the registered holders of common stock of the Company and a security position listing from The Depository Trust and Clearing Corporation, each as of March 1, 2010.

Marcus E. Jundt Stockholder Nomination Correspondence

On May 15, 2009, Mr. Marcus E. Jundt, the former Chairman, President and Chief Executive Officer, resigned as an officer and as a director of the Company. As we previously announced and publicly disclosed in our press release and Current Report on Form 8-K dated May 15, 2009, Mr. Jundt's resignation followed the substantial vote of no confidence (represented by "withheld authority" votes from the holders of 53% of our common stock), he received from our stockholders at the 2009 annual meeting of stockholders. On August 6, 2009, the Company entered into a Separation Agreement (the "Agreement") with Mr. Jundt relating to Mr. Jundt's resignation from the Company. Pursuant to the terms of the Agreement, for a period of 12 months following Mr. Jundt's termination, Mr. Jundt receives severance compensation equal to his base salary in effect at the time of termination, paid in the manner and at such times as the base salary otherwise would have been payable, and continuation of medical and dental benefits in effect under COBRA. In addition, pursuant to the Agreement, all unvested portions of Mr. Jundt's stock options that were scheduled to vest over a period of 12 months following the date of termination became vested and immediately exercisable for a period of three months following the separation date. The Agreement contains customary confidentiality provisions and a full release of any claims, known or unknown, that Mr. Jundt may have had against the Company.

On January 25, 2010, Mr. Jundt, a stockholder of the Company, submitted to the Company a letter dated such date, which was addressed to the Company's Secretary, wherein Mr. Jundt sought to notify the Company of his purported self-nomination as an insurgent Class II director for election to the Company's Board at the Company's Annual Meeting ("January 25th Jundt Letter"). The January 25th Jundt Letter purported to include the information required under the By-laws, including Mr. Jundt's biographical information, certain information regarding his beneficial ownership of the Company's common stock, and a statement of his intent to appear in person or by proxy at the Annual Meeting "to nominate myself as a director at the next annual meeting of the shareholders." The January 25th Jundt Letter also contained a description of certain provisions of the Separation Agreement described above.

By letter dated January 28, 2010 (the "January 28th Company Letter"), the Company responded to the January 25th Jundt Letter. The Company noted that the January 25th Jundt Letter was not clear as to Mr. Jundt's intentions. Specifically, the Company requested that Mr. Jundt clarify whether he was (a) requesting the Committee to consider his qualifications and suitability as a potential Board candidate and recommend him to the Board as a potential Board-nominated director-candidate; (b) formally notifying the Company of his intention to oppose the Board's nominees and to self-nominate himself as an insurgent opposition director-candidate and commence his own opposition solicitation of votes for his election to the Board; or (c) indicating his intention to take some alternative corporate action at the Annual Meeting with respect to the election of the Company's directors. The Company advised Mr. Jundt that if his intention was to nominate himself as an insurgent opposition director-candidate, that the January 25th Jundt Letter failed to comply with the provisions of the By-laws, which expressly establish and govern the procedural and substantive requirements for advance notice to the Company of stockholder nominations of director-candidates for election to the Board (the "Advance Notice Requirements"). Accordingly, the Company advised Mr. Jundt that the Nominating Committee and the Board determined that the January 25th Jundt Letter was defective and of no effect. However, in good faith, the Company provided a description of the relevant section of the By-laws and of the applicable regulations of the Securities and Exchange Commission, which are incorporated by reference therein, to give Mr. Jundt an opportunity to address the defects in the January 25th Jundt Letter. The Company specifically referred Mr. Jundt to the disclosure requirements in Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and noted that Mr. Jundt was required to deliver any additional information to the Company's Secretary no later than February 6, 2010.

On February 3, 2010, Mr. Jundt responded to the January 28th Company Letter (the "February 3rd Jundt Letter"). Mr. Jundt disagreed that the January 25th Jundt Letter was defective under the By-laws. Mr. Jundt contended that all of the Advance Notice Requirements were provided, although he acknowledged that no information was provided in the January 25th Jundt Letter in response to certain items contained in Regulation 14A under the Exchange Act. Mr. Jundt provided certain additional information to the Company regarding the purpose of the January 25th Jundt Letter without acknowledging any deficiencies in such letter. Mr. Jundt requested that the Nominating Committee and the Board recommend him for election as a director at the Annual Meeting, and include his name and background information in the Proxy Statement and on the Company's proxy card with the Board-nominated director-candidates (the "Proxy Card"). In addition, Mr. Jundt reserved his right to solicit proxies for his election as a director for use at the Annual Meeting.

By letter dated February 4, 2010 (the "February 4th Company Letter"), the Committee and the Board reiterated to Mr. Jundt that his prior letters omitted disclosures required under the By-laws, and, therefore, the January 25th Jundt Letter and the February 3rd Jundt Letter, collectively, were defective and of no effect under the By-laws. The Committee and the Board further notified Mr. Jundt that the Company, therefore, (a) would not recognize his purported self-nomination as an insurgent, non-Board nominated director-candidate, and that any attempt to present himself as an insurgent, opposition director-candidate at the Annual Meeting would be disregarded; (b) that his name would not appear on any ballot as a director-candidate for election at the Annual Meeting; and (c) that any stockholder votes for his election as an insurgent, opposition director-candidate would be void and of no effect. The Committee and the Board notified Mr. Jundt of their unanimous determination not to nominate him as a director-candidate. With respect to his purported self-nomination, the Company, in good faith, expressly furnished to Mr. Jundt a non-exhaustive list of 15 disclosure defects (omissions) in the January 25th Jundt Letter and February 3rd Jundt Letter required under the By-laws to give Mr. Jundt yet another opportunity to cure the defects in his putative nomination letters. The Company reiterated its reference to the disclosure requirements of Rule 14a-9 under the Exchange Act.

On February 5, 2010 (the "February 5th Jundt Letter"), Mr. Jundt responded to the February 4th Company Letter, and once again disagreed that the January 25th Jundt Letter and February 3rd Jundt Letter were collectively defective under the By-laws. Mr. Jundt, however, provided in response to each of the 15 omitted disclosure items recited in the February 4th Company Letter, the information requested by the Company therein without acknowledging any deficiencies in his prior letters. Mr. Jundt also repeated his request that the Company include him as a director-nominee in the Company's Proxy Statement and on the Company's Proxy Card, and reiterated his reservation of the right to solicit proxies for his election as a director for use at the Annual Meeting.

By letter dated February 6, 2010, the Company advised Mr. Jundt that the Committee determined that Mr. Jundt's correspondences to date, as a whole, continued to omit certain disclosures, and, therefore, they did not comply in all technical respects with the By-laws. However, the Committee and Board advised Mr. Jundt that, collectively, his correspondences substantially complied on their face with the By-laws, and that subject to the accuracy and completeness of all information, representations and undertakings made by Mr. Jundt in his correspondences, and further subject to and assuming his compliance with the requirements of Rule 14a-9, the Company was not rejecting and would accept the validity of Mr. Jundt's opposition (advance notice) stockholder nomination letter for purposes of the By-laws. For purposes of clarification and in response to Mr. Jundt's previous requests, the Company reiterated that neither the Committee nor the Board would nominate him as a Board nominee or recommend him as a candidate for election as a Company director at the Annual Meeting. The Committee and the Board also confirmed that Mr. Jundt would not appear as an insurgent opposition, non-Board nominated director-candidate in the Company's Proxy Statement or Proxy Card for the Annual Meeting.

On February 16, 2010, Mr. Jundt first filed with the SEC a report on Schedule 13D relating to his ownership of common stock of the Company. Mr. Jundt also filed such information with the SEC under cover of Schedule 14A pursuant to Rule 14a-12 under the Exchange Act, wherein he advised the holders of the Company's common stock to read his opposition proxy statement and related proxy solicitation materials, if, and when, they may in fact be so filed and become available. These filings included as exhibits the January 25th Jundt Letter, the February 3rd Jundt Letter, and the February 5th Jundt Letter, and stated Mr. Jundt's intention to appear at the Annual Meeting to place his name into nomination as an insurgent opposition, non-Board nominated director-candidate.

THE BOARD'S THREE DIRECTOR-NOMINEES FOR ELECTION AS CLASS II DIRECTORS – MESSRS. DOUGLAS G. HIPSKIND, ANTHONY L. WINCZEWSKI, AND MARK A. ZESBAUGH – AT THE MEETING HAVE BEEN RECOMMENDED TO THE BOARD BY THE NOMINATING COMMITTEE AND HAVE BEEN UNANIMOUSLY APPROVED BY THE COMPANY'S INCUMBENT DIRECTORS, AND THE COMPANY'S DIRECTORS HEREBY UNANIMOUSLY RECOMMEND THAT YOU AFFIRMATIVELY VOTE "FOR" THE ELECTION OF EACH OF MESSRS. DOUGLAS G. HIPSKIND, ANTHONY L. WINCZEWSKI, AND MARK A. ZESBAUGH TO SERVE AS CLASS II DIRECTORS OF THE COMPANY UNTIL THEIR TERM EXPIRES IN 2013.

Pursuant to its charter, the Nominating Committee of the Board of Directors has recommended the Board's director-nominees for election to our Board based on the following: (a) the Board's director-nominees possess the experience, qualifications, attributes, and skills necessary to serve as members of the Board, and (b) the Board's director-nominees possess the diversity of specific skills and characteristics necessary for the optimal functioning of the Board in its oversight of our company, including the knowledge and experience of the Board's director-nominees in serving on our Board of Directors. Based on that criteria and the Nominating Committee's recommendation, the Board has unanimously approved and recommended the Board's director-nominees because they are the most suitable and most qualified individuals to serve as company directors. Each of the company's directors who are owners of the company's common stock have indicated to the Board that they will vote all of their shares "for" the election of each of Messrs. Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh as Class II directors and, in connection therewith, that they intend to actively solicit on behalf of the Board votes from the holders of the company's common stock "for" the election of such Board-nominees. Please see "Information Concerning Participants in the Board of Directors' Solicitation of Proxies" below for additional information.

YOUR BOARD RECOMMENDS THAT YOU DO NOT VOTE FOR ANY INSURGENT DIRECTOR-CANDIDATE NOMINATED BY MILL ROAD CAPITAL, L.P., AND THAT YOU DO NOT VOTE FOR MR. MARCUS E. JUNDT, IN OPPOSITION TO YOUR BOARD-APPROVED NOMINEES – MESSRS. DOUGLAS G. HIPSKIND, ANTHONY L. WINCZEWSKI, AND MARK A. ZESBAUGH – AND YOUR BOARD STRONGLY URGES YOU NOT TO RETURN ANY NON-WHITE COMPANY PROXY CARD MILL ROAD CAPITAL, L.P. OR MR. MARCUS E. JUNDT MAY SEND TO YOU OR WHICH YOU OTHERWISE MAY RECEIVE.

Your Board of Directors recommends that you carefully review and read in its entirety this proxy statement, together with all other communications that you may receive in advance of the meeting, regarding the company and your Board of Directors' three Class II director-nominees – Messrs. Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh.

If you have any questions about any of the foregoing, please contact The Altman Group, Inc., toll free at (877) 864-5055 or collect at (201) 806-7300 or via e-mail at ProxyInfo@altmangroup.com.

ANNUAL REPORT

Our 2009 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, was made available to stockholders with or preceding this proxy statement. Such 2009 Annual Report to Stockholders contains financial and other information about our company, but is not incorporated into this proxy statement and is not to be considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act. The information contained in the "Compensation Committee Report on Executive Compensation" and the "Report of the Audit Committee" shall not be deemed "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide, without charge to each person being solicited by this proxy statement, upon request, a printed copy of our 2009 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the year ended December 31, 2009 as filed with the SEC. Upon payment of a reasonable fee, stockholders may also obtain a copy of the exhibits to our Annual Report on Form 10-K for the year ended December 31, 2009. All such requests should be directed to Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, Attention: Mark S. Robinow, Secretary.

ELECTION OF DIRECTORS

Nominees

The company has three (3) classes of directors, each of which serves for a term of three (3) years. At the meeting, the company's Class II directors will be elected to hold office for a term of three (3) years or until their respective successors are elected and qualified. Unless otherwise instructed, the shares represented by validly submitted white company proxy cards will be voted for the election of each of the below-listed Board approved and recommended nominees to serve as Class II directors. The Board approved and recommended nominees have consented to be named in the proxy statement and to serve as company directors, if elected. The Board has no reason to believe that the below-listed Board approved and recommended nominees will not be candidates or will be unable or will decline to serve as company directors if they are elected at the meeting. However, in the event that any of the below-listed Board approved and recommended nominees should become unable or unwilling to serve as a company director, the form of proxy will be voted "for" the election of such substitute nominees as shall be designated by the remaining incumbent directors of our current Board of Directors to fill the vacancy. In such event, we intend to supplement this proxy statement to identify the substitute nominees and provide other relevant information regarding such nominees as required by applicable securities laws.

YOUR BOARD'S RECOMMENDED AND APPROVED CLASS II DIRECTOR-NOMINEES TO SERVE UNTIL THE 2013 ANNUAL MEETING, IF ELECTED:

Class II: Term to Expire in 2013

Name	Age	Year First Became a Director
Douglas G. Hipskind	41	2003
Anthony L. Winczewski	54	2005
Mark A. Zesbaugh	45	2007

Douglas G. Hipskind has served as a director of our company since November 2003. Mr. Hipskind has served as President of Gaia Leasing, LLC, a commercial leasing company which services the restaurant and other industries, since September 2007. Prior to this role, Mr. Hipskind was a Partner of Black Diamond Resorts, a hotel development company engaged in designing and developing the Four Seasons Resort in Vail, Colorado. Mr. Hipskind also served as a Managing Director of Jundt Associates, Inc. from January 2001 to November 2006. From August 1999 to January 2001 he served as Controller of Jundt Associates, Inc. From December 1993 to August 1999, Mr. Hipskind served in the Financial Services practice of KPMG LLP, where he was responsible for tax and consulting matters for his mutual fund and investment partnership clients. Mr. Hipskind is a Certified Public Accountant (inactive license holder). Mr. Hipskind has extensive experience in corporate finance and accounting and commercial leasing.

Anthony L. Winczewski has served as a director of our company since April 2005. Mr. Winczewski has served as President and Chief Executive Officer of Commercial Partners Title, LLC, a midwestern title insurance agency engaged in providing commercial, residential, and tax deferred exchange solutions since January 1995. Prior to forming Commercial Partners in 1995, Mr. Winczewski served as a manager and sales officer for Chicago Title Insurance Company from May 1984 until January 1995. Mr. Winczewski served as a Vice President and Principal of Winona County Abstract and Title, Inc. from July 1975 until May 1984, and as a paralegal for Title Insurance Company of Minnesota from June 1974 until July 1975. Mr. Winczewski has a strong executive background in real estate finance and has over 35 years of experience in management and ownership positions.

Mark A. Zesbaugh has served as a director of our company since October 2007. Mr. Zesbaugh is a strategic consultant and currently serves as the owner of Green Creek Consulting. Prior to this role, Mr. Zesbaugh served as Chief Executive Officer of Lennox Holdings, a start-up reinsurance company. Mr. Zesbaugh also served as Chief Executive Officer of Allianz Life Insurance Company of North America from 2002 to 2007 and has over 20 years of experience in the insurance industry. Mr. Zesbaugh is a Certified Public Accountant (inactive license holder) and a Chartered Financial Analyst. Mr. Zesbaugh also serves on the board of trustees for the University of St. Thomas, as well as the board of directors of Inside Edge Commercial Flooring, a private company. Mr. Zesbaugh is an experienced leader of large organizations and also has extensive experience in business strategy, corporate finance and insurance.

THE BOARD'S THREE DIRECTOR-NOMINEES FOR ELECTION AS CLASS II DIRECTORS – MESSRS. DOUGLAS G. HIPSKIND, ANTHONY L. WINCZEWSKI, AND MARK A. ZESBAUGH – AT THE MEETING HAVE BEEN RECOMMENDED TO THE BOARD BY THE NOMINATING COMMITTEE AND HAVE BEEN UNANIMOUSLY APPROVED BY THE COMPANY'S INCUMBENT DIRECTORS, AND THE COMPANY'S DIRECTORS HEREBY UNANIMOUSLY RECOMMEND THAT YOU AFFIRMATIVELY VOTE "FOR" THE ELECTION OF EACH OF MESSRS. DOUGLAS G. HIPSKIND, ANTHONY L. WINCZEWSKI, AND MARK A. ZESBAUGH TO SERVE AS CLASS II DIRECTORS OF THE COMPANY UNTIL THEIR TERM EXPIRES IN 2013.

YOUR BOARD RECOMMENDS THAT YOU DO NOT VOTE FOR ANY INSURGENT DIRECTOR-CANDIDATE NOMINATED BY MILL ROAD CAPITAL, L.P., AND THAT YOU DO NOT VOTE FOR MR. MARCUS E. JUNDT, IN OPPOSITION TO YOUR BOARD-APPROVED NOMINEES – MESSRS. DOUGLAS G. HIPSKIND, ANTHONY L. WINCZEWSKI, AND MARK A. ZESBAUGH – AND YOUR BOARD STRONGLY URGES YOU NOT TO RETURN ANY NON-WHITE COMPANY PROXY CARD MILL ROAD CAPITAL, L.P. OR MR. MARCUS E. JUNDT MAY SEND TO YOU OR WHICH YOU OTHERWISE MAY RECEIVE.

DIRECTORS WHO ARE CONTINUING IN OFFICE:

Class I: Term to Expire in 2012

Name	Age	Year First Became a Director
Marc A. Buehler	40	2009

Class III: Term to Expire in 2011

Name	Age	Year First Became a Director
Berke Bakay	31	2009
Richard J. Hauser	48	2004

DIRECTORS AND EXECUTIVE OFFICERS

The biographies of each of the nominees and continuing directors below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Board to determine that the person should serve as a director for the company. The current directors and executive officers of the company are identified in the table below.

Name	Age	Year First Became a Director or Executive Officer	Position
Anthony L. Winczewski (1)(2)(3)	54	2005	Acting Chairman of the Board
Marc A. Buehler	40	2009	President, Chief Executive Officer, and Director
Berke Bakay	31	2009	Director
Richard J. Hauser (2)	48	2004	Director
Douglas G. Hipskind (1)	41	2003	Director
Mark A. Zesbaugh (1)	45	2007	Director
Mark S. Robinow	53	2004	Executive Vice President, Chief Financial Officer, and Secretary
Larry J. Ryback	41	2010	Senior Vice President of Operations

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

Biographical Information Regarding Directors and Executive Officers

Anthony L. Winczewski has served as a director of our company since April 2005. Mr. Winczewski has served as President and Chief Executive Officer of Commercial Partners Title, LLC, a midwestern title insurance agency engaged in providing commercial, residential, and tax deferred exchange solutions since January 1995. Prior to forming Commercial Partners in 1995, Mr. Winczewski served as a manager and sales officer for Chicago Title Insurance Company from May 1984 until January 1995. Mr. Winczewski served as a Vice President and Principal of Winona County Abstract and Title, Inc. from July 1975 until May 1984, and as a paralegal for Title Insurance Company of Minnesota from June 1974 until July 1975. Mr. Winczewski has a strong executive background in real estate finance and has over 35 years of experience in management and ownership positions.

Marc A. Buehler has served as our President and Chief Executive Officer and as a director of our company since November 2009. Prior to joining our company, Mr. Buehler was the Chief Executive Officer of LS Management, Inc., the owner and operator of the Lone Star Steakhouse & Saloon/Texas Land and Cattle Steak House restaurant concepts, as well as Lone Star Business solutions, where he served from July 2007 to May 2009. From July 2002 to July 2007, Mr. Buehler worked at Romacorp, which operates and franchises more than 200 Tony Roma's casual dining locations, as the Vice President of Marketing and was promoted to Chief Executive Officer, President, and Director of Romacorp during July 2006. Mr. Buehler served as an officer of Romacorp during its Chapter 11 reorganization. From March 1999 to July 2002, Mr. Buehler served as Vice President of Marketing at Eateries, Inc. and Marketing Manager at Applebee's International, Inc. from February 1996 to March 1999. Mr. Buehler also serves as a Board Member of Share Our Strength and is a co-chairperson of the National Restaurant Association's Marketing Executives Group. In addition he is a member of the Young Presidents' Organization. Mr. Buehler has a strong executive background in the restaurant industry, with extensive experience in marketing

Berke Bakay has served as a director of our company since October 2009. Mr. Bakay is the founder and managing member of BBS Capital Management, LP, a Texas limited partnership that serves as the investment manager to the BBS Capital Fund, LP. BBS Capital Fund, LP currently focuses its investments mainly in the United States and the People's Republic of China in the consumer discretionary, education, and media industries. BBS Capital Fund, LP is currently the second largest shareholder of Kona Grill, Inc. Prior to forming BBS Capital Management, LP, Mr. Bakay was the co-founder and co-portfolio manager of Patara Capital Management, LP (an investment management firm based in Dallas, Texas) from 2006 to 2007. Prior to co-founding Patara Capital Management, LP, Mr. Bakay worked as an equity analyst at Southwest Securities, a division of SWS Group (NYSE: SWS), where he covered the specialty retail industry. Mr. Bakay has a strong background in business and finance with experience as a buy side portfolio manager covering publicly traded restaurant companies.

Richard J. Hauser has served as a director of our company since December 2004. Mr. Hauser serves as the President and owner of Capital Real Estate, Inc., a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001. In addition, Mr. Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc., as well as a member and managing partner of several other partnerships formed for real estate and related ventures. Prior to founding Capital Real Estate, Inc. and Net Lease Development, LLC, Mr. Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001, where he was responsible for the management, development, and sale of retail properties. Mr. Hauser has a strong executive background in commercial real estate and finance, with extensive experience in business operations and strategic planning.

Douglas G. Hipskind has served as a director of our company since November 2003. Mr. Hipskind has served as President of Gaia Leasing, LLC, a commercial leasing company which services the restaurant and other industries, since September 2007. Prior to this role, Mr. Hipskind was a Partner of Black Diamond Resorts, a hotel development company engaged in designing and developing the Four Seasons Resort in Vail, Colorado. Mr. Hipskind also served as a Managing Director of Jundt Associates, Inc. from January 2001 to November 2006. From August 1999 to January 2001 he served as Controller of Jundt Associates, Inc. From December 1993 to August 1999, Mr. Hipskind served in the Financial Services practice of KPMG LLP, where he was responsible for tax and consulting matters for his mutual fund and investment partnership clients. Mr. Hipskind is a Certified Public Accountant (inactive license holder). Mr. Hipskind has extensive experience in corporate finance and accounting and commercial leasing.

Mark A. Zesbaugh has served as a director of our company since October 2007. Mr. Zesbaugh is a strategic consultant and currently serves as the owner of Green Creek Consulting. Prior to this role, Mr. Zesbaugh served as Chief Executive Officer of Lennox Holdings, a start-up reinsurance company. Mr. Zesbaugh also served as Chief Executive Officer of Allianz Life Insurance Company of North America from 2002 to 2007 and has over 20 years of experience in the insurance industry. Mr. Zesbaugh is a Certified Public Accountant (inactive license holder) and a Chartered Financial Analyst. Mr. Zesbaugh also serves on the board of trustees for the University of St. Thomas, as well as the board of directors of Inside Edge Commercial Flooring, a private company. Mr. Zesbaugh is an experienced leader of large organizations and also has extensive experience in business strategy, corporate finance and insurance.

Mark S. Robinow has served as our Executive Vice President, Chief Financial Officer, and Secretary since October 2004. Prior to joining our company, Mr. Robinow served as the Chief Financial Officer of Integrated Decisions and Systems, Inc. (IDeaS) from July 2000 until October 2004. Mr. Robinow served as the Senior Vice President and Chief Financial Officer of Rainforest Cafe, Inc. from November 1995 until January 2000. Mr. Robinow served as the Chief Financial Officer of Edina Realty, Inc. from 1993 until 1995, and as Chief Financial Officer, Secretary, and Treasurer of Ringer Corporation from 1986 until 1993. Mr. Robinow also served as a senior auditor with Deloitte & Touche from 1980 until 1983. Mr. Robinow is a Certified Public Accountant (inactive license holder).

Larry J. Ryback was appointed as Senior Vice President of Operations in February 2010. Mr. Ryback oversees the day-to-day restaurant operations for our brand, culinary operations, training and recruiting. Mr. Ryback brings more than 20 years of restaurant operations experience to the company. Prior to joining our company, Mr. Ryback served as the President and Chief Operating Officer of Redstone American Grill, Inc., a $35 million privately held company with five high-volume, upscale restaurants in four states. Before joining Redstone during 2005, Mr. Ryback spent 10 years with Champps Entertainment in various operations roles including three years as a Regional Vice President of Operations overseeing 26 restaurants that together generated over $130 million in revenue.

On May 15, 2009, Mr. Marcus E. Jundt, the former Chairman, President and Chief Executive Officer, resigned as an officer and as a director of the company. On August 6, 2009, the company entered into a Separation Agreement with Mr. Jundt relating to Mr. Jundt's resignation from the company. The terms of such agreement are set forth in the section titled "Marcus E. Jundt Stockholder Nomination Correspondence."

There are no family relationships among any of our directors or executive officers.

Classification of Our Board of Directors

Our certificate of incorporation provides for a Board of Directors consisting of three classes serving three-year staggered terms. Marc A. Buehler serves as our Class I director, with the term of office of the Class I directors expiring at the annual meeting of stockholders in 2012. The Class II directors consist of Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh, with the term of office of the Class II directors expiring at the annual meeting of stockholders in 2010. Class III directors consist of Berke Bakay and Richard J. Hauser, with the term of office of Class III directors expiring at the annual meeting of stockholders in 2011. Officers serve at the pleasure of the Board of Directors.

The Nominating Committee continues to review actively nominees for director to fill the Class III vacancy created by the resignation of W. Kirk Patterson. The Nominating Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, which are described under "Information Relating to Corporate Governance and the Board of Directors - Nominating Committee."

Information Relating to Corporate Governance and the Board of Directors

The Board of Directors has determined that having an independent director serve as Chairman of the Board is in the best interests of stockholders at this time. This structure has been particularly useful given the company's relatively new CEO. The structure ensures a greater role for the independent directors in the oversight of the company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the Board's work. This leadership structure also is preferred by a significant number of the company's stockholders. Mr. Winczewski currently serves as our Acting Chairman of the Board.

The Board is actively involved in oversight of risks that could affect the company. This oversight is conducted primarily through committees of the Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees, but the full Board has retained responsibility for general oversight of risks. The Board satisfies this responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the company.

Our Board of Directors has determined, after considering all the relevant facts and circumstances, that each of our directors, with the exception of Mr. Buehler who currently serves as our Chief Executive Officer, are independent directors, as "independence" is defined by NASDAQ and the SEC, because they have no relationship with us that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. W. Kirk Patterson served as an independent director of our company and as a member of the Audit, Compensation, and Nominating Committees prior to his resignation in October 2009. We regularly schedule executive sessions at which independent directors meet without the presence or participation of management.

Our bylaws authorize our Board of Directors to appoint among its members one or more committees, each consisting of one or more directors. Our Board of Directors has established an Audit Committee, Compensation Committee, and Nominating Committee, each consisting entirely of independent directors. From December 2008 to June 2009, the Board of Directors also appointed a Special Committee, comprised entirely of independent directors, to pursue various sources of external financing to supplement our operating cash flows and fund capital expenditure requirements. The Special Committee worked closely with management and our outside professional advisors to identify, review, and oversee the structuring, negotiation, and execution of the Note and Warrant Purchase Agreement issued during March 2009 and the Rights Offering completed during June 2009.

Our Board of Directors has adopted charters for the Audit, Compensation, and Nominating Committees describing the authority and responsibilities delegated to each committee by our Board of Directors. Our Board of Directors has also adopted a Code of Business Conduct and Ethics and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.konagrill.com*, the charters of our Audit, Compensation, and Nominating Committees; our Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including our independent directors and the members of our various board committees, by submitting a letter addressed to the Board of Directors of Kona Grill, Inc. c/o any specified individual director or directors to our corporate office. Any such letters are sent to the indicated directors.

Audit Committee

The purpose of the Audit Committee is to oversee the financial and reporting processes and the audits of the financial statements of our company and to provide assistance to our Board of Directors with respect to the oversight of the integrity of the financial statements, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the Audit Committee are set forth in its charter. The Audit Committee also selects the independent auditor to conduct the annual audit of the financial statements of our company; reviews the

proposed scope of such audit; reviews accounting and financial controls of our company with the independent auditor and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Hipskind, Winczewski, and Zesbaugh, each of whom is an independent director of our company under the NASDAQ rules as well as under rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that each of Messrs. Hipskind and Zesbaugh (whose backgrounds are detailed above) qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Zesbaugh serves as the Chairman of the Audit Committee.

Nominating Committee

The purpose of the Nominating Committee includes the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the oversight of the selection and composition of committees of the Board of Directors, the oversight of the evaluations of the Board of Directors and management, and the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company. The Nominating Committee currently consists of Mr. Winczewski serving as Chairman.

The Board of Directors periodically reviews the diversity of specific skills and characteristics necessary for the optimal functioning of the Board in its oversight of the company. The Nominating Committee has adopted a policy regarding the director selection process that requires the committee to assess the skill areas currently represented on the Board against the target skill areas, as well as recommendations of directors regarding skills that could improve the overall quality and ability of the Board to carry out its function. The Nominating Committee then establishes the specific target skill areas or experiences that are to be the focus of a director search, if necessary.

The Nominating Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominating Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate. Specific qualities or experiences could include matters such as experience in the restaurant industry, financial or technical expertise, strength of character, mature judgment, and the extent to which the nominee would fill a present need on our Board of Directors. As discussed above, the members of the Nominating Committee are independent, as that term is defined by NASDAQ.

Compensation Committee

The purpose of the Compensation Committee includes determining, or recommending to our Board of Directors for determination, the compensation of the Chief Executive Officer and other executive officers of our company and discharging the responsibilities of our Board of Directors relating to compensation programs of our company. The Compensation Committee currently consists of Messrs. Hauser and Winczewski.

Compensation Committee Interlocks and Insider Participation

As of December 31, 2009, our Compensation Committee consisted of Messrs. Hauser and Winczewski, both non-employee directors (as defined in Rule 16b-3 under the Exchange Act). Mr. Patterson also served as a member of the Compensation Committee until his resignation from the Board of Directors in October 2009. None of these committee members was an officer or employee of the company, a former officer of the company or any of our subsidiaries or had a relationship requiring disclosure under Item 404 of Regulation S-K. Certain members of our Board of Directors or their affiliates have entered into transactions with us during the past fiscal year which transactions are described in "Certain Relationships and Related Transactions" included elsewhere in this proxy statement.

Board and Committee Meetings

Our Board of Directors held a total of ten meetings during the year ended December 31, 2009. During the year ended December 31, 2009, the Audit Committee held five meetings, the Compensation Committee held four meetings, and the Nominating Committee held 12 meetings. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors, and (ii) the total number of meetings held by all committees of our Board of Directors on which he was a member. We encourage each of our directors to attend our annual meeting of stockholders. Accordingly, and to the extent reasonably practicable, we regularly schedule a meeting of the Board of Directors on the same day as the annual meeting of stockholders. All of our directors then serving at the time attended our 2009 annual meeting of stockholders.

Director Compensation

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting director compensation, we consider the amount of time that directors spend fulfilling their duties as a director, including committee assignments.

Cash Compensation Paid to Board Members

We paid each non-employee director of our company an annual cash retainer of $15,000 and the Chairman of the Audit Committee was paid an additional cash retainer of $5,000. Members of the Audit and Compensation Committees each receive an annual cash retainer of $3,000 for each committee on which they serve during the year. We also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors receive no additional compensation for their services as a director. In consideration of their services as members of the Special Committee, Messrs. Patterson, Winczewski, and Zesbaugh each received a $3,000 cash payment. In addition, Messrs. Patterson and Winczewski each received an option grant of 5,000 shares of common stock for their role as committee members and Mr. Zesbaugh received an option grant of 10,000 shares of common stock for his role as Chairman of the Special Committee.

During 2010, the Board of Directors reviewed the cash and stock-based compensation components paid to each non-employee director based upon benchmark cash and stock-based compensation for similar size public companies in our industry. Based upon this review, beginning in fiscal 2010 the Board of Directors increased the annual cash retainer from $15,000 to $17,500.

Stock-Based Compensation

Non-employee directors also are eligible to receive grants of stock options or awards pursuant to the discretion of the Compensation Committee or the entire Board of Directors. Upon joining the Board of Directors, each new non-employee director is granted an option to purchase 10,000 shares of common stock at a price equal to the fair market value on the date of such member's appointment to the Board of Directors. Such option awards vest immediately. Each subsequent year, non-employee directors receive an annual stock option grant to purchase 5,000 shares of our common stock that vests 25% each quarter over a period of one year, while new non-employee directors receive a pro-rata portion of the annual stock option grant in their first full year of service.

The following table summarizes information regarding compensation for non-employee directors during 2009.

Name (1)	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)	Total ($)
Berke Bakay (3)	2,500	13,239	15,739
Richard J. Hauser	15,000	4,400	19,400
Douglas G. Hipskind	15,000	4,400	19,400
W. Kirk Patterson (4)	20,500	8,800	29,300
Anthony L. Winczewski	22,875	8,800	31,675
Mark A. Zesbaugh	23,000	13,200	36,200

(1) Directors who are also our employees receive no additional compensation for serving on the Board of Directors. The compensation of Marc A. Buehler, our President and Chief Executive Officer, is reflected in the Summary Compensation Table.

(2) The amounts reflect the grant date fair value of awards issued pursuant to the 2005 Stock Award Plan during 2009 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. As of December 31, 2009, each director had the following number of options outstanding: Berke Bakay (10,000); Richard J. Hauser (26,800); Douglas G. Hipskind (30,000); W. Kirk Patterson (30,900); Anthony L. Winczewski (31,800); and Mark A. Zesbaugh (26,000).

(3) Mr. Bakay was appointed to the Board of Directors on October 29, 2009 and received an initial option grant to purchase 10,000 shares of common stock.

(4) Mr. Patterson resigned from the Board of Directors on October 31, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock on March 1, 2010, except as indicated, by (1) each director and each named executive officer of our company, (2) all directors and executive officers of our company as a group, and (3) each person known by us to own more than 5% of our common stock.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percentage of Class (2)
Directors and Executive Officers:		
Marc A. Buehler (3)	52,243	*
Mark S. Robinow (4)	114,851	1.2%
Larry J. Ryback	—	*
Berke Bakay (5)	1,149,312	12.5%
Richard J. Hauser (6)	713,352	7.8%
Douglas G. Hipskind (7)	31,250	*
Anthony L. Winczewski (8)	33,050	*
Mark A. Zesbaugh (9)	27,250	*
All directors and executive officers as a group (8 persons)	2,121,308	22.5%
5% Stockholders:		
William Blair & Company, L.L.C. (10)	1,242,859	13.6%
BBS Capital Fund, LP (5)	1,139,000	12.5%
Mill Road Capital, L.P. (11)	899,330	9.8%
James R. Jundt (12)	758,611	8.2%
Marcus E. Jundt (13)	611,531	6.7%

* Less than 1%

(1) Except as otherwise indicated, each person named in the table has sole voting and dispositive power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251.

(2) The percentages shown are calculated based upon 9,160,445 shares of common stock outstanding on March 1, 2010. In accordance with SEC rules, percent of class as of March 1, 2010 is calculated for each person and group by dividing the number of shares beneficially owned by the sum of the total shares outstanding plus the number of shares subject to securities exercisable by that person or group within 60 days.

(3) Includes 25,000 shares of common stock issuable upon exercise of vested stock options.

(4) Includes 109,839 shares of common stock issuable upon exercise of vested stock options.

(5) The number of shares of common stock beneficially owned by Mr. Bakay includes common stock beneficially owned by the following (i) BBS Capital Fund, LP, (ii) BBS Capital Management, LP, (iii) BBS Capital, LLC, and (iv) Berke Bakay, which together are referred to as the "BBS Management Group." The BBS Management Group has sole voting and dispositive power over all such shares of common stock. The address of BBS Management Group is 4975 Preston Park Boulevard, Suite 775W, Plano, TX 75093. Also included in Mr. Bakay's beneficial ownership amount is 10,312 shares of common stock issuable upon exercise of vested stock options held by Mr. Bakay.

(6) The number of shares of common stock beneficially owned by Mr. Hauser includes (a) 383,407 shares of common stock held by his spouse; (b) 200,000 shares of common stock beneficially owned by Kona MN, LLC, of which Mr. Hauser and his spouse are control persons; (c) 11,500 shares held by a trust for the benefit of Mr. Hauser's children; (d) 10,000 shares issuable upon the exercise of a stock warrant held by Mr. Hauser's

spouse; and (e) 28,050 shares of common stock issuable upon exercise of vested stock options. Of such shares, 200,000 shares have been pledged by Kona MN, LLC as security for a loan.

(7) Includes 31,250 shares of common stock issuable upon exercise of vested stock options.

(8) Includes 33,050 shares of common stock issuable upon exercise of vested stock options.

(9) Includes 27,250 shares of common stock issuable upon exercise of vested stock options.

(10) Based on the statement on Schedule 13G (Amendment No. 3) filed with the SEC on February 5, 2010, William Blair & Company, L.L.C. has sole voting and dispositive power over all such shares of common stock. The address of William Blair & Company, L.L.C. is 222 W. Adams, Chicago, IL 60606.

(11) Based on the joint statement on Schedule 13D (Amendment No. 10) filed with the SEC on February 22, 2010, by the following (i) Thomas E. Lynch, (ii) Scott P. Scharfman, (iii) Mill Road Capital GP LLC, and (iv) Mill Road Capital, L.P. Messrs. Lynch, Scharfman, Charles M. B. Goldman and Justin C. Jacobs (each, a "Manager" and, collectively, the "Managers") are the management committee directors of the sole general partner of Mill Road Capital, L.P. Each of Messrs. Lynch and Scharfman has shared power to vote and dispose of all such shares of common stock. The address of Mill Road Capital, L.P. is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(12) Based on the statement on Schedule 13D filed with the SEC on June 18, 2009, James R. Jundt has sole voting and dispositive power over all such shares of common stock, which includes 62,000 shares issuable upon exercise of warrants to purchase common stock. The shares reported exclude 190,689 shares, beneficially owned by a trust for the benefit of Mr. Jundt's adult children, which Mr. Jundt's spouse is the trustee, and 8,820 shares owned directly by Mr. Jundt's spouse. The address of James R. Jundt is 33717 North Scottsdale Road, Suite 120, Scottsdale, AZ 85266.

(13) Based on the statement on Schedule 13D filed with the SEC on February 16, 2010, Marcus E. Jundt has sole voting and dispositive power of 600,731 shares of common stock and shared voting and dispositive power of 10,800 shares of common stock that are held in trusts for the benefit of his children. Mr. Jundt purchased 60,000 shares on November 21, 2007 upon exercise of a stock option at $6.00 per share. In connection with this purchase, Mr. Jundt borrowed $360,000 from Crown Bank and pledged the 60,000 shares to Crown Bank in connection with the loan. Mr. Jundt has also pledged 540,731 shares of common stock to Prosperan Bank in connection with a loan. The address of Marcus E. Jundt is 1360 12th Street Northeast, Watertown, SD 57201.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Philosophy and Objectives

The objective of our executive compensation program is to attract, retain, and reward executive officers who are critical to our long-term success. The executive compensation program of our company seeks to provide a level of compensation that is competitive with companies of similar size in the restaurant industry. We align executive officer compensation with both company performance and individual performance and provide incentives to motivate executive officers to achieve our business objectives and reward them for achieving these objectives. We compensate our executive officers through a mix of compensation designed to be competitive within our industry and to align management's incentives with the long-term interests of our stockholders.

The Compensation Committee believes that executive compensation should be closely aligned with the performance of the company on both a short-term and a long-term basis. Our executive compensation is comprised of three principal components:

- Annual base salary;
- Performance-based annual cash incentive bonuses, which are dependent upon our annual financial performance and individual performance; and
- Long-term incentive compensation in the form of stock options or other equity-based awards which are designed to align executive officers' interests with the long-term interest of our stockholders.

Determining Executive Compensation

Our compensation setting process consists of establishing targeted overall compensation for each executive officer and then allocating that compensation among base salary and annual and long-term incentive compensation. We design annual cash incentive compensation to reward company-wide performance through tying awards primarily to specific operational metrics and financial performance. The Compensation Committee evaluates both performance and compensation to ensure that we maintain the ability to attract and retain employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies.

We compete with many restaurant companies for top executive-level talent. The committee obtains comparative data to assess competitiveness from a variety of resources. For fiscal 2009, the committee utilized the 2009 Chain Restaurant Executive Compensation Study presented by HVS Executive Search and Nation's Restaurant News to review salary information for similar sized companies in terms of revenue and market capitalization. For fiscal 2008, the committee reviewed proxy data obtained from Equilar, Inc., a market leader in benchmarking executive compensation, to review each element of total compensation for executive officers for similar sized restaurant companies in terms of market capitalization and revenue. The peer group companies consisted of Caribou Coffee, Granite City Food and Brewery, J. Alexander's, Morton's, and Nathan's Famous. The committee does not set a specific compensation percentile for our executive officers; instead the committee uses this information and the executive's level of responsibility and experience as well as the executive's success in achieving business results and leadership in determining the executive's compensation. The committee believes that this approach allows it to take into consideration the executive's overall contribution to our company in determining executive compensation rather than relying solely on specific peer group targets.

A significant portion of total compensation is allocated to incentives as a result of the philosophy discussed above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The committee reviews data from HVS Executive Search as well as industry

compensation surveys, SEC filings, and other publicly available sources to determine the appropriate level and mix of incentive compensation.

The responsibilities of the Compensation Committee include determining, or recommending to our Board of Directors for determination, the compensation of our executive officers and discharging the responsibilities of our Board of Directors relating to compensation programs of our company. The Chief Executive Officer provides recommendations on compensation to the committee based on the executive officer's annual review. The committee reviews base salary levels for executive officers of our company at the beginning of each year and recommends actual bonuses at the end of each year based upon company and individual performance.

Elements of Executive Compensation

Base Salary

Base salaries for executive officers are generally reviewed on an annual basis and at the time of promotion or other change in responsibilities. We provide executive officers with a level of base salary that recognizes appropriately each individual officer's scope of responsibility, role in the organization, experience, and contributions to the success of our company. The Board of Directors reviews and approves salaries recommended by the Compensation Committee. In formulating these recommendations, the committee considers the overall performance of our company, industry compensation benchmark data, and conducts an evaluation of individual officer performance. The committee makes, or recommends that the Board of Directors make, final determinations on any adjustments to the base salary for executive officers. For 2010, the Compensation Committee elected to maintain base salaries at the same amount as was paid during 2009.

Annual Incentive Bonus

Annual bonuses are intended to provide incentive compensation to executive officers who contribute substantially to the success of our company. During January 2005, the committee approved a management bonus program pursuant to which our chief executive officer, chief financial officer, and senior operations officer are eligible to receive 50%, 40%, and 40% of his respective base salary upon successfully achieving certain specified goals as discussed below. The granting of such awards is based upon the achievement of our company's performance objectives and pre-defined individual performance objectives. Company performance objectives are based upon achieving key financial metrics that the committee establishes early in each year. For 2009, the principal performance measures used to determine company performance objectives was based upon the degree of achievement of restaurant sales and operating income targets. Individual performance objectives are developed based upon personal, operational, and financial performance targets specific to the responsibilities of each executive officer and include elements designed to achieve our growth strategy such as comparable base sales, restaurant operating margins, and cost containment. Upon the close of each year, the committee conducts an assessment of individual performance achieved versus each individual's performance objectives. Simultaneously, the Board conducts an assessment of the company's overall performance, which includes the achievement of the performance objectives discussed above and other performance criteria. Performance targets are generally set at aggressive levels, which include the funding of any payout. No payout is made if the company's or an individual's performance targets are not achieved. The combination of these factors determines any incentive bonuses to be paid. No annual incentive bonuses were paid to our executive officers for 2009 performance.

Long-Term Equity Compensation

Long-term performance-based compensation of executive officers has traditionally taken the form of stock option awards. We believe that equity ownership for all executive officers and for certain of our key employees is important for retention and to provide additional incentive to work to maximize long-term total return to stockholders. Stock option award levels are determined based on market data and vary among participants based on their positions within the company. Under our 2005 Stock Award Plan, the Board of Directors or a committee appointed by the Board is specified to act as the plan administrator. The Board has authorized the Compensation Committee to make recommendations to the Board regarding grants of options to executive officers and these recommendations are subject to ratification by the Board of Directors. In general, stock options are granted to our executive officers at the onset of employment. In establishing award levels, the committee bases the number of

stock option awards to be granted on the target percentage of ownership of the recipient, assuming full dilution of outstanding stock option awards. The committee considers the target percentage of ownership of executive officers in our peer group in setting award levels for executive officers. If, in the opinion of the committee, the outstanding service of an existing employee merits an increase in the number of options held, the committee may elect to issue additional stock options to that employee. We do not have any program or plan to time option grants to our executives in coordination with the release of material non-public information. Our general practice is to grant stock option awards to our executive officers upon new employment or for annual awards, during the first Board of Directors meeting held during the year.

Stock options are granted at the closing market price of our common stock on the date of grant. Accordingly, a stock option becomes valuable only if the market price of our common stock increases above the option exercise price and the holder remains employed during the period of time that the option vests. In certain limited circumstances, the committee may grant options to an executive at an exercise price in excess of the closing price of our common stock on the grant date. In connection with the hiring of Marc A. Buehler as Chief Executive Officer effective November 2, 2009, the Board granted Mr. Buehler an option to purchase 200,000 shares of common stock of which 25,000 shares vest each quarter over a two year period. In addition, upon the hiring of Larry J. Ryback as Senior Vice President of Operations effective February 1, 2010, the Board granted Mr. Ryback an option to purchase 50,000 shares of common stock which vests at a rate of 25% per year over a four year period. Both of these option awards were granted at an exercise price equal to the closing market price of our common stock as of the employee's first day of employment. On January 28, 2010, the Board of Directors granted an option to Mark S. Robinow to purchase 25,000 shares of common stock related to his fiscal 2009 performance. This grant was based upon past granting practices and the executive's individual performance and responsibilities.

Benefits

We offer various employee benefit programs to our executive officers, including medical, dental, life, and long-term disability insurance benefits. These benefits are generally available to all full-time salaried employees of our company. We also sponsor a tax-qualified 401(k) retirement savings plan pursuant to which eligible employees, including our named executive officers, are able to contribute the lesser of up to 50% of their annual salary or the limit prescribed by the Internal Revenue Service. We match 100% of the first 3% of salary contributed and 50% of the next 2% of salary contributed. All contributions to the 401(k) plan as well as any matching contributions are fully vested upon contribution. In addition, we sponsor an employee stock purchase plan pursuant to which eligible employees, including our named executive officers, are able to purchase common stock at a 5% discount of the fair market value of common stock on the last day of the applicable offering period. Eligible employees may purchase up to 15% of eligible earnings during each of the offering periods, subject to a maximum of $25,000 annually.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid to each of any publicly held corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. We currently intend to continue to structure the performance-based portion of the compensation of our executive officers in a manner that complies with Section 162(m).

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Our Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee

Richard J. Hauser
Anthony L. Winczewski

Summary of Cash and Other Compensation

The table below summarizes the total compensation earned by each of our executive officers for the years ended December 31, 2009, 2008, and 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Marc A. Buehler.. President and Chief Executive Officer (3)	2009	53,846	—	301,864	—	355,710
Mark S. Robinow .... Executive Vice President, Chief Financial Officer, and Secretary	2009	261,000	—	23,250	13,914	298,164
	2008	261,000	—	55,500	12,864	329,364
	2007	250,000	23,475	—	12,902	286,377
Larry J. Ryback... Senior Vice President of Operations (4)	2009	—	—	—	—	—
Marcus E. Jundt... Former President and Chief Executive Officer (5)	2009	132,865	—	27,900	199,724(5)	360,489
	2008	329,000	—	74,000	3,529	406,529
	2007	315,000	—	—	2,976	317,976
Mark L. Bartholomay.. Former Chief Operating Officer and Senior Vice President of Development (6)	2009	240,923	—	23,250	33,758(6)	297,931
	2008	188,700	29,000	37,000	7,621	262,321

(1) The amounts reflect the grant date fair value of awards issued for the respective year pursuant to the 2005 Stock Award Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (See Note 11 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC). Details regarding 2009 stock option awards can be found in the table "Grants of Plan-Based Awards." Details regarding 2009, 2008, and 2007 stock option awards that are still outstanding can be found in the table "Outstanding Equity Awards at December 31, 2009."

(2) Executive officers also receive employee benefits that are provided to all salaried employees of our company and primarily consisted of 401(k) matching contributions, health insurance premiums, and contributions to a health care savings account.

(3) Mr. Buehler was appointed as our President and Chief Executive Officer effective November 2, 2009. The amount shown for 2009 under "Salary" reflects a pro-rated portion of his $350,000 annual salary.

(4) Mr. Ryback was appointed as our Senior Vice President of Operations effective February 1, 2010. Mr. Ryback will be paid an annual base salary of $210,000. There is no employment agreement between our company and Mr. Ryback.

(5) Mr. Jundt resigned his position as President and Chief Executive Officer effective May 15, 2009. Pursuant to Mr. Jundt's separation agreement, Mr. Jundt will be paid his base salary for a period of 12 months in accordance with our ordinary payroll practices. We will also provide Mr. Jundt medical insurance benefits for a period of 12 months. Amounts paid pursuant to the separation agreement between our company and Mr. Jundt is included in "All Other Compensation."

(6) Mr. Bartholomay resigned his position as Chief Operating Officer effective November 20, 2009. Pursuant to Mr. Bartholomay's separation agreement, Mr. Bartholomay will be paid his base salary for a period of 15 months in accordance with our ordinary payroll practices. We will also provide Mr. Bartholomay medical insurance benefits for a period of 12 months. Amounts paid pursuant to the separation agreement between our company and Mr. Bartholomay is included in "All Other Compensation."

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to stock options granted during the year ended December 31, 2009 to any of the individuals listed on the Summary Compensation Table above.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Option Awards ($) (1)
Marc A. Buehler	11/02/2009	200,000	3.21	301,864
Mark S. Robinow	04/30/2009	25,000	2.10	23,250
Marcus E. Jundt (2)	04/30/2009	30,000	2.10	27,900
Mark L. Bartholomay (2)	04/30/2009	25,000	2.10	23,250

(1) Represents the aggregate compensation cost for all option awards granted during 2009 to the executive officers named above.

(2) Unvested shares of Messrs. Jundt and Bartholomay option grants were forfeited upon their resignation from our company.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009

The following table includes certain information with respect to all options previously awarded to the executive officers named above that were outstanding as of December 31, 2009.

	Option Awards			
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date
Name	Exercisable	Unexercisable		
Marc A. Buehler (1)	—	200,000	3.21	11/02/2014
Mark S. Robinow (2)	25,000	—	19.14	12/20/2011
	3,750	11,250(a)	11.72	02/07/2013
	—	25,000(b)	2.10	04/30/2014
	71,089	—	5.00	10/18/2014
Marcus E. Jundt (3)	—	—	—	—
Mark L. Bartholomay (4)	37,500	—	18.08	02/18/2010
	5,000	—	11.79	02/18/2010
	6,250	—	2.10	02/18/2010

(1) Mr. Buehler's unexercisable options as of December 31, 2009 vest ratably over a two-year period with 25,000 shares vesting on February 2, 2010 and each subsequent three-month period thereafter until November 2, 2011, at which time all options will be fully vested.

(2) Mr. Robinow's unexercisable options as of December 31, 2009 include: (a) 3,750 options vested on February 7, 2010 and 3,750 options vesting on each of February 7, 2011 and February 7, 2012 and (b) 6,250 options vesting on each of April 30, 2010, April 30, 2011, April 30, 2012, and April 30, 2013.

(3) Pursuant to the terms of the 2005 Stock Award Plan, all of Mr. Jundt's options expired on August 16, 2009, 90 days after the date of his resignation.

(4) As a result of Mr. Bartholomay's resignation from the company on November 20, 2009, the following occurred: (a) all unvested stock options scheduled to vest over a 12-month period immediately vested and were immediately exercisable, (b) any unexercisable options were forfeited effective November 20, 2009, and (c) any exercisable options expired on February 18, 2010, 90 days after the date of his resignation.

Option Exercises and Stock Vested

There were no options exercised by the executive officers named above during 2009. No stock awards have been granted to any of our named executive officers and therefore, no stock vested during 2009.

Employment Agreements

We have entered into employment agreements with our chief executive officer and chief financial officer. The agreements are substantially identical. Each of the employment agreements provides for severance payments upon termination, death, disability, and after a change of control of the company. The Compensation Committee believes that terms of these agreements are in line with market standards and are an important means to allow management to continue to focus on running the business of the company in the event of a pending or actual change of control event or otherwise. More detailed information concerning these severance payments appears herein under the caption "Potential Payments Upon Termination or Change in Control."

Marc A. Buehler

Effective November 2, 2009, we entered into an employment agreement with Marc A. Buehler, pursuant to which we agreed to employ Mr. Buehler as our President and Chief Executive Officer on an at-will basis. Under the agreement, Mr. Buehler will receive an annual base salary of $350,000. The agreement also provides for the payment to Mr. Buehler of annual incentive compensation, subject to the attainment of certain objectives established by Mr. Buehler and our Board of Directors, as well as other bonus payments that the Board of Directors determines are appropriate, if any, in its discretion. Mr. Buehler is also entitled to receive standard employee benefits made available to our executive officers, including vacation time. We will also reimburse Mr. Buehler for relocation expenses to assist in his relocation to the Phoenix, Arizona metropolitan area, including a $1,500 per month (on an after tax basis) housing allowance until the earlier of his permanent relocation or June 30, 2010. We also agreed to include Mr. Buehler in any policies of directors' and officers' insurance that we maintain. Subject to certain conditions and exceptions, the agreement also imposes a non-competition and non-solicitation obligation on Mr. Buehler for a period of 12 months following termination of his employment with us.

In the event of termination of Mr. Buehler's employment due to his disability (as defined in the agreement), we may terminate Mr. Buehler's employment, but must pay to Mr. Buehler (a) any base salary earned as of the date of termination and for 180 days after termination; (b) a pro rata amount of the incentive bonus earned for the year of termination; and (c) any other payments or benefits due under our benefit plans. In the event of termination of Mr. Buehler's employment without cause or by Mr. Buehler for good reason, which in both cases requires 90 days' prior notice, we must pay or provide to Mr. Buehler (a) any base salary earned as of the date of termination; (b) any other payments or benefits due under our benefit plans; (c) an amount equal to his base salary for the 12-month period following termination; (d) continuation of medical and dental benefits in effect under COBRA for the 12-month period following termination; and (e) a pro rata amount of the incentive bonus earned for the year of termination, and all unvested stock options scheduled to vest over the 12-month period following termination will immediately vest and be immediately exercisable. In the event of termination of Mr. Buehler's employment for cause or his resignation without good reason, we must pay Mr. Buehler any earned base salary unpaid as of that date and any accrued and vested payments or benefits due under our benefit plans.

The agreement provides that if Mr. Buehler terminates his employment on a date that is more than one year following a change in control (as defined in the agreement), or if we terminate Mr. Buehler's employment at any time following a change in control, he will be entitled to receive (a) any base salary earned as of the date of termination; (b) any other payments or benefits due under our benefit plans; (c) an amount equal to his base salary for the 15-month period following termination; (d) continuation of medical and dental benefits in effect under COBRA for the 15-month period following termination; and (e) the incentive bonus earned for the year of termination, and all unvested stock options will immediately vest and be immediately exercisable during the three-month period following termination. The agreement further provides that if Mr. Buehler terminates his employment during the one year period following a change in control, other than for good reason, then he will not be entitled to certain compensation and benefits payable upon a change in control.

Mark S. Robinow

Effective May 11, 2009, we agreed to terminate an existing employment agreement and execute a new executive employment agreement with Mark S. Robinow, our Chief Financial Officer. The employment agreement provides for a base salary of $261,000 per year and provides for incentive compensation based on the performance of our company and the executive as determined by objectives established by our Board of Directors. In connection with his employment, Mr. Robinow may also receive options to purchase common stock. The employment agreement further provides that Mr. Robinow will be eligible to participate in our employee benefit plans and will be entitled to standard employee benefits made available to our executive officers, including vacation time, as well as be covered by our directors' and officers' policies of insurance. The employment agreement contains a covenant not to compete with our company, which prohibits Mr. Robinow from engaging in certain transactions with any restaurant or chain of restaurants in the casual or upscale dining segment within a ten mile radius of any existing or planned company restaurant for a period of one year following termination of employment.

The employment agreement provides that Mr. Robinow is employed on an at-will basis, meaning we may terminate his employment at any time, and Mr. Robinow may terminate his employment with our company at any time. In the event of termination of Mr. Robinow's employment without cause or by Mr. Robinow for good reason, which in both cases requires 90 days' prior notice, we must pay or provide to Mr. Robinow (a) his base salary then in effect for a period of 12 months following termination (the "continuation period"), (b) continuation of medical and dental benefits in effect under COBRA for the continuation period, and (c) immediate vesting of all of Mr. Robinow's unvested stock options scheduled to vest over the next 12 months following the date of termination. We will also pay a pro rata portion of Mr. Robinow's incentive compensation through the end of the quarter in which he is terminated. If Mr. Robinow's employment is terminated for cause, or he resigns without good reason, Mr. Robinow will be entitled only to any base salary earned and unpaid through the date of termination and any accrued but unpaid benefits. The employment agreement further provides that upon death, Mr. Robinow's estate will be entitled to receive any base salary earned but not paid, together with a pro rata portion of any incentive compensation payable for Mr. Robinow as of the date of death. Upon termination for disability, we must pay to Mr. Robinow any base salary earned but not paid plus continued payments of base salary for 180 days following the date of termination, together with a pro rata portion of any incentive compensation payable for Mr. Robinow as of the date of termination.

Subject to certain limitations and conditions, the employment agreement provides that if Mr. Robinow's employment is terminated following a change in control, as defined in the employment agreement, he will be entitled to (a) a severance payment equal to 15 months of his base salary in effect at termination, (b) continuation of medical and dental benefits in effect under COBRA for the continuation period, (c) a payment equal to the target incentive bonus for such year, and (d) all unvested stock options will immediately vest and be immediately exercisable during the three-month period following termination.

Potential Payments Upon Termination or Change of Control

As noted above, we have entered into employment agreements with our chief executive officer and chief financial officer that require us to provide them compensation in the event of a termination of employment or a change in control of the company. The employment agreements with Mr. Buehler and Mr. Robinow discussed elsewhere in this proxy statement contain severance arrangements providing for the payment of certain benefits if employment is terminated, including termination following a change in control. In addition, the employment agreements generally provide for all unvested stock options scheduled to vest over a period of 12 months following the date of termination shall immediately vest and be immediately exercisable upon termination by the company without cause or by the executive for good reason, while all unvested stock options immediately vest for termination upon a change in control. The following table describes the potential payments upon termination without cause or, after a change in control of the company, for each of our current named executive officers:

	Termination Without Cause			Termination Upon a Change in Control		
Name	Cash Payment ($)(1)	Acceleration of Vesting of Equity Awards ($)(2)	Benefits ($)(3)	Cash Payment ($)(1)	Acceleration of Vesting of Equity Awards ($)(2)	Benefits ($)(3)
Marc A. Buehler	437,500	—	3,600	437,500	—	4,500
Mark S. Robinow	326,250	5,188	3,600	326,250	20,750	4,500

(1) Assumes a termination on December 31, 2009 and fiscal 2009 annual incentive for each executive.

(2) Calculated based on a termination date of December 31, 2009 and the closing market price of our common stock on that date.

(3) Reflects the continuation of health benefits following the termination of employment for the period specified above.

Separation Agreements

During 2009, we entered into separation agreements with Mr. Jundt and Mr. Bartholomay upon their resignations from the company.

Marcus E. Jundt

On August 6, 2009, we entered into a separation agreement with Marcus E. Jundt relating to Mr. Jundt's resignation from the company on May 15, 2009. Pursuant to the terms of the agreement, Mr. Jundt will receive severance compensation equal to his base salary in effect at the time of termination for a period of 12 months, paid in the manner and at such times as the base salary otherwise would have been payable, and continuation of medical and dental benefits in effect under COBRA for a period of 12 months. In addition, all unvested portions of Mr. Jundt's stock options that were scheduled to vest over a period of 12 months following the date of termination became vested and immediately exercisable for a period of three months following the separation date. The agreement contains customary confidentiality provisions and a full release of any claims, known or unknown, that Mr. Jundt may currently have against us.

Mark L. Bartholomay

On November 24, 2009, we entered into a separation agreement with Mr. Bartholomay related to Mr. Bartholomay's resignation from the company on November 20, 2009. Pursuant to the terms of the agreement, Mr. Bartholomay will receive severance compensation equal to his base salary in effect at the time of termination for a period of 15 months, paid in the manner and at such times as the base salary otherwise would have been payable, and continuation of medical and dental benefits in effect under COBRA for a period of 12 months. In addition, all unvested portions of Mr. Bartholomay's stock options that were scheduled to vest over a period of 12 months following the date of termination became vested and immediately exercisable for a period of three months following the separation date. The agreement contains customary confidentiality provisions and a full release of any claims, known or unknown, that Mr. Bartholomay may currently have against us.

Post-Employment Compensation

Pension Benefits and Nonqualified Deferred Compensation

We do not offer a pension plan for any of our employees nor do we offer a nonqualified deferred compensation plan for any of our employees. Employees meeting certain plan eligibility requirements may participate in the Kona Grill Employee Retirement Savings Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our stock option plans, shares purchased under our Employee Stock Purchase Plan, and exercise of outstanding warrants as of December 31, 2009.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders..............	854,856	$ 7.67	724,709
Equity Compensation Plans Not Approved by Stockholders (1).........	110,000	$ 2.29	—
Total..	964,856	$ 7.06	724,709

(1) Amount represents warrants issued to purchase common stock issued in conjunction with the Note and Warrant Purchase Agreement entered into with certain holders of our common stock whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes. The warrants were issued at an exercise price equal to 120% of the five-day average of the closing price of our common stock during the five trading days prior to the date of issuance. These warrants are exercisable through March 6, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers, and persons that own more than 10% of a registered class of our company's equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish our company with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms received by us during the year ended December 31, 2009, and written representations that no other reports were required, we believe that each person who, at any time during such year, was a director, officer, or beneficial owner of more than 10% of our common stock complied with all Section 16(a) filing requirements during such year, except for Mr. Hauser who filed one late Form 4 relating to the grant of warrants to his spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We recognize that transactions between us and any of our directors or executives can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our company and stockholders. Therefore, as a general matter and in accordance with our Code of Business Conduct and Ethics, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of our company. Therefore, our Board of Directors reviews and, if appropriate, approves or ratifies any such transactions. Pursuant to the policy, the Board of Directors, or a designated committee, will review any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our directors or executives had, has, or will have a direct or indirect material interest. After its review, the Board of Directors or designated committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of our company and our stockholders, as determined in good faith.

During March 2009, we entered into a Note and Warrant Purchase Agreement with certain holders of our common stock whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes and warrants to purchase shares of our common stock. The principal and accrued interest outstanding under the notes were due and payable upon the earlier of (1) September 2, 2009, or (ii) the closing of any offering of equity securities by us generating gross proceeds to us of at least $2.5 million. We sold notes and warrants to the following: (a) James Richard Jundt for $620,000 principal amount of notes and 62,000 warrant shares; (b) James Richard Jundt Irrevocable Trust – Mary Joann Jundt Trustee for $380,000 principal amount of notes and 38,000 warrant shares; (c) Mary Jane Hauser for $100,000 principal amount of notes and 10,000 warrant shares; and (d) BBS Capital Fund, LP for $100,000 principal amount of notes and 10,000 warrant shares. James Richard Jundt and Mary Joann Jundt are the parents of Marcus E. Jundt, who was our President and Chief Executive Officer at the time of such transaction. Mary Jane Hauser is the spouse of Richard J. Hauser. BBS Capital Fund, LP beneficially owned 7.9% of our common stock at the time of such transaction. Berke Bakay is the founder and managing member of BBS Capital Management, LP, a Texas limited partnership that serves as the investment manager to the BBS Capital Fund, LP.

Other than the foregoing, we did not enter into any transaction or series of similar transactions to which we were, or are to be, a party in which the amount involved exceeds $120,000, and in which any director, executive officer, or holder of more than 5% of any class of voting securities of our company and members of such person's family had, or will have, a direct or indirect material interest.

REPORT OF THE AUDIT COMMITTEE

The following Audit Committee report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Audit Committee report by reference herein.

As more fully described in its charter, the purpose of the Audit Committee is to assist the oversight of our Board of Directors in the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the committee include overseeing our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of the Board of Directors.

As part of its oversight of our financial statements, the committee reviews and discusses with both management and our independent registered public accountants all annual and quarterly financial statements prior to their issuance. During 2009, management advised the committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to U.S. Auditing Standards No. 380 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The committee also discussed with Ernst & Young LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Ernst & Young LLP to the committee pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the committee concerning independence. In addition, the committee discussed with the independent auditor the overall scope and plans for its audit. The committee met with the independent auditor, with and without management present, to discuss the results of the examinations, its evaluations of our company and the overall quality of the financial reporting.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

The report has been furnished by the Audit Committee of the Board of Directors.

Mark A. Zesbaugh, Chairman
Douglas G. Hipskind
Anthony L. Winczewski

AUDITOR FEES AND SERVICES

The firm of Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements of our company for the years ended December 31, 2008 and 2009. The following table sets forth the aggregate fees billed to us by Ernst & Young LLP for the years ended December 31, 2008 and 2009.

	2008	2009
Audit Fees (1)	$ 245,245	$ 290,273
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 245,245	$ 290,273

(1) Represents fees associated with the annual audit, reviews of our quarterly reports on Form 10-Q, assistance with the review of documents filed with the SEC, and accounting consultations. 2009 fees also includes review of certain procedures related to management's assessment of internal control over financial reporting.

The Audit Committee has not yet met to select an independent auditor to audit the financial statements of our company for the fiscal year ending December 31, 2010. The Board of Directors anticipates that representatives of Ernst & Young LLP will be present at the annual meeting of stockholders, will have the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the approval in advance of any significant audit or non-audit engagement or relationship with the independent auditor, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent auditor. All of the services provided by Ernst & Young LLP described above were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Any stockholder that wishes to present any proposal for stockholder action at our annual meeting of stockholders to be held in 2011 must notify us at our principal offices no later than November 20, 2010 in order for the proposal to be included in our proxy statement and form of proxy relating to that meeting. Under our bylaws, stockholders must follow certain procedures to nominate persons for election as director or to introduce an item of business at an annual meeting of stockholders.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2011, except in circumstances where (i) we receive notice of the proposed matter no later than February 4, 2011 and (ii) the proponent complies with the other requirements set forth in Rule 14a-4.

METHOD AND COST OF SOLICITATION OF PROXIES

The cost of solicitation of proxies for the meeting on behalf of the Board will be borne by the company, including expenses in connection with preparing and mailing the proxy statement and certain other communications that we will be sending to you in advance of the meeting, regarding the company and your Board of Directors' three Class II director-nominees – Messrs. Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh. The company has engaged The Altman Group, Inc., as its proxy solicitor, at a fee of up to $50,000, plus reimbursement of out-of-pocket expenses. It is estimated that approximately 25 employees of Altman will solicit stockholders of the company in connection with the meeting.

In addition to solicitation of proxies by mail, directors, director-nominees, officers, and employees of the company (who will receive no additional compensation therefor) may solicit the return of proxies by means of in-person meetings, telephone calls, mailings of supplemental proxy materials, or other methods of contact. Arrangements have also been made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of common stock held of record by such persons, and the company will reimburse those firms for reasonable out-of-pocket expenses incurred by them in connection therewith in accordance with the rules of the SEC.

Expenses related to the solicitation of proxies for the meeting on behalf of the Board in excess of those normally spent for an annual meeting, and excluding the costs of litigation, are expected to aggregate approximately $250,000, of which approximately $100,000 has been spent to date.

INFORMATION CONCERNING PARTICIPANTS IN THE BOARD OF DIRECTORS' SOLICITATION OF PROXIES

Directors and Nominees

The following table sets forth the name and principal business address of our directors and your Board of Directors' Class II director-nominees who, under applicable SEC rules, are "participants" in the Board's solicitation of proxies from our stockholders in connection with the meeting. The present principal occupation or employment, and the name and principal business of any corporation or other organization in which their employment is carried on, is set forth in the sections titled "Election of Directors" and "Directors and Executive Officers" of this proxy statement.

Name	Address
Anthony L. Winczewski	Commercial Partners Title, LLC 200 South 6th Street, Suite 1300 Minneapolis, Minnesota 55402
Marc A. Buehler	Kona Grill, Inc. 7150 East Camelback Road, Suite 220 Scottsdale, Arizona 85251
Berke Bakay	BBS Capital Fund, LP 4875 Preston Park Blvd, Suite 775W Plano, Texas 75093
Richard J. Hauser	Capital Real Estate Inc. 50 South 6th Street, Suite 1480 Minneapolis, Minnesota 55402
Douglas G. Hipskind	Gaia Leasing LLC 50 South 6th Street, Suite 1480 Minneapolis, Minnesota 55402
Mark A. Zesbaugh	Green Creek Consulting 3515 Thorwood Court Eagan, Minnesota 55123

Officers and Employees

In addition to the company's directors and your Board of Directors' Class II director-nominees set forth above, certain executive officers and employees will each be deemed to be participants in the Board's solicitation of proxies in connection with the meeting. The principal occupations of these individuals refers to such person's position with our company and is set forth below. The business address of each such person is c/o Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251.

Name	Principal Occupation
Marc A. Buehler	President, Chief Executive Officer, and Director
Mark S. Robinow	Executive Vice President, Chief Financial Officer, and Secretary
Larry J. Ryback	Senior Vice President of Operations
Christi R. Hing	Director of Financial Reporting

Information Regarding Ownership of Our Securities by Participants

None of the persons listed above under "Directors and Nominees" and "Officers and Employees" owns any of the company's securities of record but not beneficially. Information regarding the beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act), as of March 1, 2010 (the record date), of shares of common stock by the company's incumbent directors, your Board approved and recommended Class II director nominees – Messrs. Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh – and Messrs. Marc A. Buehler, Berke Bakay, Richard J. Hauser, Mark S. Robinow, and Larry J. Ryback, each of whom will be deemed to be a participant in the Board's solicitation of proxies in connection with the meeting, is set forth in the section titled "Security Ownership of Certain Beneficial Owners and Management" of this proxy statement. Information regarding the beneficial ownership, as of the record date, of shares of common stock by Christi R. Hing, whom will be deemed to be a participant in the Board of Directors' solicitation of proxies in connection with the meeting, is set forth in the table below.

Participant	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Christi R. Hing	13,750 shares issuable upon exercise of vested stock options	*

* Less than 1%

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law.

(2) The percentages shown are calculated based upon 9,160,445 shares of common stock of the company outstanding on March 1, 2010. The number and percentages shown include the shares of common stock actually owned as of March 1, 2010 and the shares of common stock that the identified person had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person had the right to acquire within 60 days of March 1, 2010 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

Information Regarding Transactions in Our Securities by Participants

The following table sets forth purchases and sales during the past two years of our securities by the persons listed above under "Directors and Nominees" and "Officers and Employees" who will be deemed to be participants in the Board of Directors' solicitation of proxies in connection with the meeting. Unless otherwise indicated, all transactions were in the public market and none of the purchase price or market value of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. To the extent that any part of the purchase price or market value of any of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, the amount of the indebtedness as of the latest practicable date is set forth below. If those funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, a description of the transaction and the parties is set forth below.

Shares of Common Stock Purchased or Sold (03/01/2008 – 03/01/2010)

Name	Date	No. of Securities	Transaction Description
Marc A. Buehler	11/05/2009	7,500	Acquisition – Open Market Purchase
	11/06/2009	7,500	Acquisition – Open Market Purchase
	11/09/2009	7,500	Acquisition – Open Market Purchase
	02/17/2010	1,943	Acquisition – Open Market Purchase
	02/18/2010	800	Acquisition – Open Market Purchase
	02/19/2010	2,000	Acquisition – Open Market Purchase
Berke Bakay	04/15/2008	5,694	Acquisition – Open Market Purchase
	05/05/2008	2,800	Acquisition – Open Market Purchase
	05/06/2008	1,300	Acquisition – Open Market Purchase
	05/07/2008	1,900	Acquisition – Open Market Purchase
	05/12/2008	200	Acquisition – Open Market Purchase
	05/13/2008	1,488	Acquisition – Open Market Purchase
	05/14/2008	3,000	Acquisition – Open Market Purchase
	08/01/2008	64,200	Acquisition – Open Market Purchase
	08/07/2008	17,900	Acquisition – Open Market Purchase
	08/08/2008	471	Acquisition – Open Market Purchase
	08/11/2008	1,047	Acquisition – Open Market Purchase
	08/12/2008	1,700	Acquisition – Open Market Purchase
	11/14/2008	20,000	Acquisition – Open Market Purchase
	11/17/2008	40,000	Acquisition – Open Market Purchase
	11/18/2008	28,900	Acquisition – Open Market Purchase
	11/19/2008	16,400	Acquisition – Open Market Purchase
	12/08/2008	88,400	Acquisition – Open Market Purchase
	12/09/2008	15,000	Acquisition – Open Market Purchase
	12/15/2008	6,100	Acquisition – Open Market Purchase
	12/18/2008	3,500	Acquisition – Open Market Purchase
	12/19/2008	50,000	Acquisition – Open Market Purchase
	12/22/2008	25,000	Acquisition – Open Market Purchase
	12/29/2008	25,662	Acquisition – Open Market Purchase
	12/30/2008	50,846	Acquisition – Open Market Purchase
	12/31/2008	42,978	Acquisition – Open Market Purchase
	06/05/2009	205,794	Acquisition – Rights Offering
	06/10/2009	50,000	Acquisition – Open Market Purchase
	06/12/2009	40,182	Acquisition – Oversubscription Rights
	06/12/2009	10,000	Acquisition – Exercise of Warrants
	07/01/2009	8,639	Acquisition – Open Market Purchase
	07/01/2009	(39)	Disposition – Open Market Sale
	07/02/2009	10,112	Acquisition – Open Market Purchase
	07/02/2009	(112)	Disposition – Open Market Sale
	07/06/2009	20,700	Acquisition – Open Market Purchase
	07/07/2009	40,238	Acquisition – Open Market Purchase
	07/08/2009	1,000	Acquisition – Open Market Purchase
	09/01/2009	54,626	Acquisition – Open Market Purchase
	09/02/2009	16,000	Acquisition – Open Market Purchase
	09/03/2009	28,374	Acquisition – Open Market Purchase
	09/18/2009	50,000	Acquisition – Open Market Purchase
	11/13/2009	50,000	Acquisition – Open Market Purchase
	11/25/2009	39,000	Acquisition – Open Market Purchase

Shares of Common Stock Purchased or Sold (03/01/2008 – 03/01/2010)

Name	Date	No. of Securities	Transaction Description
Richard J. Hauser	08/01/2008	47,160	Acquisition – Open Market Purchase
	08/04/2008	7,400	Acquisition – Open Market Purchase
	08/05/2008	7,500	Acquisition – Open Market Purchase
	05/14/2009	2,366	Acquisition – Open Market Purchase
	06/12/2009	174,572	Acquisition – Rights Offering
	06/12/2009	40,182	Acquisition – Oversubscription Rights
	08/05/2009	8,000	Acquisition – Open Market Purchase
	08//07/2009	7,500	Acquisition – Open Market Purchase
	08/10/2009	1,000	Acquisition – Open Market Purchase
	08/11/2009	1,250	Acquisition – Open Market Purchase
	08/20/2009	1,000	Acquisition – Open Market Purchase
	08/24/2009	3,000	Acquisition – Open Market Purchase
Mark S. Robinow	06/09/2009	1,432	Acquisition – Rights Offering

Miscellaneous Information Concerning Participants

Except as described in this proxy statement, to the best of the company's knowledge, no person listed above under "Directors and Nominees" and "Officers and Employees" or any of his or her "associates" beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, any shares or other securities of the company or any of its subsidiaries. Furthermore, except as described in this proxy statement, to the best of the company's knowledge, no such person or any of his or her affiliates or associates is either a party to any transaction or series of similar transactions since December 31, 2008, or any currently proposed transaction or series of similar transactions, (i) to which the company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which such person, affiliate, or associate had or will have a direct or indirect material interest.

To the best of the company's knowledge, except as described in this proxy statement, no person listed above under "Directors and Nominees" and "Officers and Employees" or any of his or her associates has entered into any arrangement or understanding with any person with respect to (i) any future employment with the company or its affiliates or (ii) any future transactions to which the company or any of its affiliates will or may be a party. Except as described in this proxy statement, to the best of the company's knowledge, there are no contracts, arrangements, or understandings by any of the persons listed under "Directors and Nominees" and "Officers and Employees" within the past year with any person with respect to any of the company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Except as described in this proxy statement, to the best of the company's knowledge, no persons listed under "Directors and Nominees" and "Officers and Employees" has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the meeting (and no other person who is a party to an arrangement or understanding pursuant to which a nominee for election as Class II director is proposed to be elected, has any such interest).

OTHER MATTERS

Except as discussed in this proxy statement, the Board of Directors does not know of any matters that are to be properly presented at the meeting other than those stated in the Notice of 2010 Annual Meeting of Stockholders and referred to in this proxy statement. If other matters properly come before the meeting, it is the intention of the persons named in the enclosed white company proxy card to vote thereon in accordance with their best judgment. Moreover, the Board of Directors reserves the right to adjourn or postpone the meeting for failure to obtain a quorum, for legitimate scheduling purposes, or based on other circumstances that, in the Board of Directors' belief, would cause such adjournments or postponements to be in the best interests of all of the company's stockholders.

Dated: March 9, 2010

2009 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 001-34082

Kona Grill, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-0216690**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251
(480) 922-8100
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2009, was $24,432,000, calculated based on the closing price of the registrant's common stock as reported by the NASDAQ Global Market. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 1, 2010, there were 9,160,445 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

KONA GRILL, INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2009

TABLE OF CONTENTS

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	18
Item 2.	Properties	19
Item 3.	Legal Proceedings	19
Item 4.	Reserved	19

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6.	Selected Financial Data	22
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	38
Item 8.	Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	38
Item 9A(T).	Controls and Procedures	38
Item 9B.	Other Information	39

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	39
Item 11.	Executive Compensation	39
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	39
Item 13.	Certain Relationships and Related Transactions, and Director Independence	39
Item 14.	Principal Accountant Fees and Services	39

PART IV

Item 15.	Exhibits and Financial Statement Schedules	40

Signatures 42
Index to Consolidated Financial Statements F-1

Statements Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements relating to our future economic performance, plans and objectives for future operations, and projections of sales and other financial items are based on our beliefs as well as assumptions made by and information currently available to us. Actual results could differ materially from those currently anticipated as a result of a number of factors, including those discussed in Item 1A, "Risk Factors."

PART I

Item 1. *Business*

Overview

Kona Grill, Inc. (referred to herein as the "Company" or "we," "us," and "our") owns and operates 24 upscale casual dining restaurants in 15 states. Kona Grill restaurants offer fresh high quality food, personalized service, and an upscale contemporary ambiance that create an exceptional, yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of flavorful American food, internationally influenced appetizers and entrees and an extensive selection of award-winning sushi. Our menu items also incorporate over 40 signature sauces and dressings that we make from scratch, creating broad based appeal for the lifestyle and taste trends of a diverse group of guests. Our freshly prepared menu offerings are complemented by a full service bar offering a broad assortment of wines, specialty drinks, and beers. Our menu is mostly standardized for all of our restaurants allowing us to deliver consistent, high quality meals.

Our restaurants accommodate a range of approximately 260 to 300 guests and are comprised of multiple dining areas that incorporate modern design elements to create an upscale ambiance that reinforces our high standards of food and service. Our main dining area, full-service bar, outdoor patio, and sushi bar provide a choice of atmospheres and a variety of environments designed to attract new guests and encourage repeat visits from regular guests. We locate our restaurants in high-activity areas such as retail centers, shopping malls, and lifestyle centers that are situated near commercial office space and residential housing to attract guests throughout the day. Our restaurants are designed to satisfy our guests' dining preferences during lunch, dinner, and non-peak periods such as late afternoon and late night.

We believe that the portability of our concept has been successfully demonstrated in a variety of markets across the United States. Our primary growth objective is to gradually expand the Kona Grill concept in selected markets over the next several years. We intend to continue developing Kona Grill restaurants in high quality, densely populated areas in both new and existing markets. During 2009, we opened four restaurants in Richmond, Virginia; Woodbridge, New Jersey; Eden Prairie, Minnesota; and Tampa, Florida. We plan to open one new restaurant in Baltimore, Maryland during 2010.

We believe that our vast array of menu offerings and generous portions combined with an estimated average check per guest during 2009 of approximately $23.90 offers our guests an attractive price-value proposition. This value proposition, coupled with our multiple daypart model and exceptional service, has created an attractive business model. Furthermore, our restaurant model provides us with considerable growth opportunities to expand the Kona Grill concept. We believe our concept has the potential for over 100 restaurants nationwide.

Our executive offices are located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, and our telephone number is (480) 922-8100. Our website is located at *www.konagrill.com.* Through our website, we make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to those reports filed or furnished to the Securities and Exchange Commission. These reports are available as soon as reasonably practicable after we electronically file these reports with the SEC. We also post on our website the charters of our Audit, Compensation, and Nominating Committees; Code of Business Conduct and Ethics and Code of Ethics for the CEO and Senior Financial Officers; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices.

Our History

Our predecessor concept was a sushi restaurant that commenced operations during 1994. As our guests frequently requested additional selection and diversity in our menu offerings, we developed a successor restaurant concept offering sushi plus innovative menu selections with mainstream appeal that became Kona Grill. We opened the first Kona Grill restaurant in Scottsdale, Arizona during 1998. We sold the predecessor restaurant during 2002 to focus on growing the Kona Grill concept.

Competitive Strengths

The restaurant business is intensely competitive with respect to food quality, price-value relationships, ambiance, service and location. We believe that the key strengths of our business include the following:

- *Innovative Menu Selections with Mainstream Appeal.* We offer a menu of freshly prepared, high quality food that includes a diverse selection of mainstream American selections, a variety of appetizers and entrees with an international influence, and award-winning sushi to appeal to a wide range of tastes, preferences, and price points. We prepare our dishes from scratch using original recipes with generous portions and creative and appealing presentations that adhere to standards that we believe are much closer to fine dining than typical casual dining. Our more than 40 proprietary sauces and dressings create memorable flavor profiles and further differentiate our menu items. With an average check during 2009 of approximately $23.90 per guest ($16.35 per guest, excluding alcoholic beverages) we believe we provide an exceptional price-value proposition that helps create a lasting relationship between Kona Grill and our guests.

- *Distinctive Upscale Casual Dining Experience.* Our upscale casual dining concept captures some of the best elements of fine dining including a variety of exceptional food, impeccable service, and an extensive wine and drink list, and combines them with more casual qualities, like a broad menu with attractive price points and a choice of environments to fit any dining occasion, enabling us to attract a broad guest demographic. Our innovative menu, personalized service, and contemporary restaurant design blend together to create our upscale casual dining experience. We design our restaurants with a unique layout and utilize modern, eye-catching design elements such as our signature saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral. Our multiple dining areas provide our guests with a number of distinct dining environments and atmospheres to satisfy a range of occasions or dining preferences. Our open exhibition-style kitchen and sushi bar further emphasize the quality and freshness of our food that are the cornerstones of our unique upscale casual dining concept.

- *Significant Bar and Happy Hour Business.* Our high-energy bar and patio offer a distinctive atmosphere where guests can enjoy one of our many alcoholic beverage offerings, while providing a place to be seen and see others. Our patio is a popular place for younger clientele and industry professionals to enjoy our high-value happy hour and reverse happy hour offerings. Our patio, including our enclosed patio in colder climate locations, provides a year-round sales opportunity and is a key driver in generating business during non-traditional periods as sales during these non-peak periods accounted for 24% of our total sales during 2009, which we believe provides us with a competitive advantage.

- *Personalized Guest Service.* Our commitment to provide prompt, friendly, and efficient service enhances our food, reinforces our upscale ambiance, and helps distinguish us from other traditional casual dining restaurants. We train our service personnel to be cordial, friendly, and knowledgeable about all aspects of the restaurant, especially the menu, which helps us provide personalized guest service that is designed to ensure a pleasurable dining experience and exceed our guests' expectations. Our kitchen staff completes extensive training to ensure that our dishes are precisely prepared to provide a consistent quality of taste. We believe our focus on high service standards underscores our guest-centric philosophy.

- *Multiple Daypart Model.* Our appetizers, pizzas, entrees, and sushi offerings provide a flexible selection of items that can be ordered individually or shared by our guests, allowing guests to dine with us during traditional lunch and dinner meal periods as well as in between customary dining periods such as in the late afternoon and late night. The lively ambiance of our patio and bar areas provides an energetic social forum that attracts a young professional clientele during these non-peak periods, as well as provides a unique atmosphere for all of our guests to enjoy before or after they dine with us. Our sushi bar provides another dining venue for our guests while offering a wide selection of health conscious menu items. We believe that our ability to attract and satisfy guests throughout the day distinguishes us from many other casual dining chains and helps us maximize sales and leverage our fixed operating costs.

- *Attractive Unit Economics.* During 2009, the average unit volume of our comparable base restaurants was $3.9 million, or $547 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverage our fixed costs, and makes us a desirable tenant for landlords. We expect the average cash investment for our new restaurants to be approximately $2.5 million, net of landlord tenant improvement allowances and excluding preopening expenses. Restaurants that are subject to ground leases and do not receive landlord tenant improvement allowances may require a significantly higher cash investment, but typically have lower average rental costs over the duration of the lease.

Growth Strategy

We believe that there are significant opportunities to grow our sales and increase our brand awareness throughout the United States. The following sets forth the key elements of our growth strategy.

Pursue Disciplined Restaurant Growth

We adhere to a disciplined site selection process and intend to continue opening Kona Grill restaurants in both new and existing markets that meet our demographic, real estate, and investment criteria. In 2010, we plan to open one restaurant in Baltimore, Maryland to expand our nationwide footprint and to continue to build awareness of our concept, while further establishing Kona Grill as a national upscale casual brand. Beyond 2011 we expect the rate of new unit expansion to moderately increase as the cost of capital becomes more affordable and quality new restaurant sites become available. Our expansion plans do not involve any franchised restaurant operations.

We believe the location of our restaurants plays a key role in our long-term success and, accordingly, we devote significant time and resources to analyzing each prospective site. We maintain a disciplined and controlled site selection process involving our management team and Board of Directors. Our site selection criteria for new restaurants include locating our restaurants near high activity areas such as retail centers, shopping malls, and lifestyle and entertainment centers. In addition, we focus on areas that have above-average density and income populations, have high customer traffic throughout the day from thriving businesses or retail markets, and are convenient for and appealing to business and leisure travelers.

Our growth strategy for developing new restaurants also includes expansion in existing markets. Operating multiple restaurants in existing markets enables us to leverage our brand equity as well as gain operating efficiencies associated with regional supervision, marketing, purchasing, and hiring. In addition, our ability to hire qualified employees is enhanced in markets where we are well-known and we are able to utilize existing associates in new restaurants.

Grow Existing Restaurant Sales

Our goal for existing restaurants is to improve unit volumes through ongoing local and social marketing efforts designed to generate awareness and trial of our concept and increase the frequency of guest visits. During 2009, restaurant sales for our comparable base restaurants, which include those units open for more than 18 months, declined 9.3% compared to 2008 reflecting lower overall guest traffic and reduction in the average guest check as a result of the challenging macroeconomic environment. We expect same-store sales to improve as the U.S. economy recovers from the current economic downturn.

We continue to implement initiatives designed to increase sales at our restaurants. During 2009, we rolled out our Perfect Pairings lunch offering to drive weekday lunch sales and support our price-value proposition. During 2010, we plan to introduce several marketing and branding initiatives, including the recent launch of our new Konavore loyalty and rewards program that enables us to track guest usage patterns and drive higher guest frequency through unique offerings to specific guests. We have also increased our presence in social marketing and interactive advertising. We also launched an ongoing guest satisfaction survey across the entire brand to provide valuable feedback our management team can respond to immediately. We believe we can generate additional sales through these programs at a reasonable expense per restaurant.

Leverage Depth of Existing Corporate Infrastructure

We believe that successful execution of our growth strategies will enable Kona Grill to be a leading upscale casual dining restaurant operator in the United States. We continue to make strategic investments in our corporate infrastructure including the hiring of senior personnel with significant restaurant experience. We continue to implement information systems and tools to enhance our business while ensuring that strong financial controls are in place to minimize risks associated with our current growth strategy. As we continue to realize the benefits of our growth, we believe that we will be able to leverage our investments in corporate personnel and information systems and realize benefits from the increasing sales volume that our company generates.

Unit Economics

On average, we target a 35% net cash-on-cash return for our restaurants once they reach their mature level of operations. Maturation periods vary from restaurant to restaurant, but generally range from two to four years. We target our restaurants to achieve average annual unit volume of $4.5 million following 24 months of operations. During 2009, the average unit volume of our comparable base restaurants was approximately $3.9 million, or $547 per square foot. Recent trends are lower than our targeted volume due to the current recession. The cash-based performance target for our restaurant operations do not consider field supervision, corporate support expenses or non-cash items such as depreciation and amortization; and do not represent a targeted return on investment in our common stock.

Our investment costs for new restaurants vary significantly depending upon the type of lease entered into, the amount of tenant improvement allowance we receive from landlords, and whether we assume responsibility for the construction of the building. We expect the cash investment cost of our prototype restaurant to be approximately $2.5 million, net of landlord tenant improvement allowances between $0.7 million and $1.2 million, and excluding cash preopening expenses of approximately $0.4 million.

We believe our high average unit volume helps us attract high-quality employees, leverage our fixed costs, and makes us a desirable tenant for landlords. In addition, our ability to generate sales throughout the day is a key strength of our concept. The following table depicts the amount and percentage of contribution for each daypart of overall restaurant sales during 2009.

2009 Sales by Daypart

	Sales	Percent
	(Dollars in thousands)	
Lunch (Open to 3 p.m.)	$ 17,885	22%
Dinner (5 p.m. to 9 p.m.)	44,055	54%
Non-Peak (3 p.m. to 5 p.m. and 9 p.m. to Close)	19,155	24%
Total All Day	$ 81,095	100%

Menu

The Kona Grill menu offers guests a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including a broad selection of award-winning sushi. This broad menu is an important factor in our differentiation from the other upscale casual dining competitors. We are well-known for our selection of over 40 signature sauces and dressings. Our sauces and dressings distinguish and compliment our dishes, creating delicious flavor profiles and artistic presentations for our guests. All of our menu items are prepared from scratch using fresh high quality ingredients and adhere to food standards that we believe are much closer to fine dining than typical casual dining.

Our menu features a selection of appetizers, soups, salads, pizzas, sandwiches, noodle dishes, seafood, signature entrees, and desserts. We round out our menu with over 60 hand-made award-winning sushi choices. Our appetizers include socially interactive items that can be eaten individually or easily shared amongst guests such as our Chicken Satay, Avocado Egg Rolls and Sweet and Spicy Shrimp. Our signature entrees feature our various

sauces and offer guests generous portions that are impressive in presentation and in taste. For example, our most popular entrée is the Macadamia Nut Chicken served with our special shoyu-cream sauce accompanied by wok-tossed vegetables and white cheddar mashed potatoes. Other favorites include our Miso-Sake Marinated Sea Bass served with shrimp and pork fried rice and our Pan-Seared Ahi Tuna served over steamed white rice with a sweet-chili sauce accompanied by sautéed spinach.

We are also known for our broad assortment of sushi that includes traditional favorites as well as distinct specialty items such as our Tuna Carpaccio made with thinly sliced tuna sashimi topped with wasabi mayo and yuzu ponzu served with fresh arugula, or our Salmon Wasabi Sashimi topped with fresh wasabi root and red onions and served with cucumber salad and yuzu ponzu sauce. We have designed our sushi menu with a combination of both straight-forward and unintimidating selections such as our California Roll as well as more sophisticated items such as our Spider Roll made with soft shell crab, avocado, and cucumber wrapped in seaweed and soy paper and served with eel sauce. Our menu, coupled with our sushi selections, offers ample choices for health conscious guests, which the National Restaurant Association expects will continue to be a point of focus for consumers in the future.

Each of our restaurants has a dedicated kitchen staff member, whom we refer to as our saucier, to oversee the preparation of our more than 40 unique sauces and dressings that are made fresh from scratch using only high-quality ingredients and fresh products. Each sauce is designed according to a proprietary recipe for a specific menu item and includes unique flavors and combinations such as our honey cilantro, shoyu-cream, and spicy aioli dipping sauces, and our sesame-soy and honey dijon dressings. We believe that our distinctive sauces and dressings provide a unique flavor profile, which further distinguishes Kona Grill from its competitors. Our flavorful sauces and dressings also enhance our guests' overall dining experience by allowing them to not only experience new tastes but to also share their favorite sauces with others, helping to create customer loyalty and a socially interactive dining experience.

The versatility of our menu enables us to provide guests with dishes that can be enjoyed outside of the traditional lunch and dinner meal periods as well as to serve guests for a variety of dining occasions, including everyday dining, business lunches, social gatherings and special occasions. Furthermore, each restaurant offers a separate children's menu with selections appealing to our youngest guests.

Menu prices range from $4.00 to $9.50 for appetizers and soups, $6.50 to $12.50 for salads, $8.25 to $8.75 for our Perfect Pairings menu, $7.75 to $31.50 for sandwiches, pizza, seafood and entrees, and $4.00 to $32.00 for our sushi selections ranging from a single sushi item up to our assorted 18-piece Sashimi Platter. Based upon our innovative high-quality recipes, generous portions, and flexible price points we believe we provide our guests exceptional value that allows us to attract a diverse customer base and increase the frequency of dining visits to our upscale casual restaurants.

In general our menu is consistent from location to location. We have added a local favorites section designed to appeal to the local tastes of each of our restaurants' guests. We review our menu regularly and consider enhancements to existing items or the introduction of new items based on customer feedback, which helps assure that we are meeting the needs of our guests.

Our restaurants also offer an extensive selection of domestic and imported bottled and draft beers, over 25 selections of wines by the glass or bottle, and a broad selection of liquors and specialty cocktail drinks. During our weekday happy hour (3 p.m. to 7 p.m.), reverse happy hour (9 p.m. to 11 p.m.), and Sunday happy hour we offer discounts on selected food and alcoholic beverage items. Happy hour times may vary by location due to local liquor laws. Alcoholic beverage sales represented approximately 32% of our total restaurant sales during 2009.

Decor and Atmosphere

We have created a uniform restaurant look and feel to adapt to varying real estate opportunities. The layout of our restaurants focuses on joined spaces that create multiple distinct dining areas for our guests while also maintaining an open atmosphere that allows our guests to have a panoramic view of the entire restaurant without negatively impacting the specific ambiance or dining occasion they desire.

Our main dining room area offers a combination of booth seating and central tables of varying sizes. Our full service bar area and covered outdoor patio offer not only a high-energy, socially interactive area for our guests to enjoy appetizers or sushi while they wait to dine with us, but also serves as a destination for many of our frequent guests who visit us during the late afternoon and late night periods. Our bar area is strategically placed to ensure that families and other groups that may prefer a quieter, more intimate dining experience are not disturbed. Our sushi bar provides yet another dining alternative for singles, couples, and larger parties with more sophisticated, health conscious, or adventuresome tastes.

We showcase our signature saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral in each of our restaurants. Our bars are made of granite and compliment our mahogany finishes to enhance our contemporary design. We use a variety of directional lighting to deliver a warm glow throughout our restaurants and we adjust our dining atmosphere throughout the day by adjusting the lighting, music, and the choice of television programming in our bar and patio areas. Our exhibition-style kitchens are brightly lit to display our kitchen staff at work. Our covered outdoor patio areas seat an average of 60 guests. We utilize heaters suspended from our roof structure to allow us to maximize the use of our patios throughout most of the year while avoiding obtrusive heating mechanisms that could detract from our upscale ambiance. We have enclosed the patio areas in certain of our colder climate locations allowing guests to utilize the patio area throughout the year.

The exterior of our restaurants typically employ cultured stone and slate to create a highly visible and attractive restaurant. We landscape our restaurants where appropriate and vary the exterior design to coordinate with the surrounding area. We use accent lighting on trees and directional lighting on our buildings to further increase the visual appeal of our restaurants.

Food Preparation, Quality Control, and Purchasing

We believe that we have some of the highest food quality standards in the industry. Our standards are designed to protect our food products throughout the preparation process. We provide detailed specifications to suppliers for our food ingredients, products, and supplies. We strive to maintain quality and consistency in our restaurants through careful hiring, training and supervision of personnel. Our restaurant general managers and executive chefs generally receive a minimum of nine weeks of training while our other restaurant managers and sous chef receive seven weeks of training. We have an annual recertification training for all employees and each employee receives an operations manual relating to food and beverage preparation and restaurant operations. We also instruct kitchen managers and staff on safety, sanitation, housekeeping, repair and maintenance, product and service specifications, ordering and receiving products, and quality assurance. All of our restaurant managers are compliant with Hazard Analysis and Critical Control Point, or HACCP. We monitor minimum cook temperature requirements and conduct twice-a-day kitchen and food quality inspections to further assure the safety and quality of all of the items we use in our restaurants.

We are committed to purchasing high-quality ingredients for our restaurants while managing costs. We use only the freshest ingredients and, as a result, we maintain only modest inventories. We also have a nonexclusive contract with U.S. Foodservice, a national food distributor, to be the primary supplier of our food. We have arrangements with local produce distributors and specialty food suppliers who provide high-quality ingredients and perishable food products. We believe that competitively priced alternative distribution sources are available should those channels be necessary. We source all of our products and supplies with reputable and high-quality providers that are capable of providing consistent, reliable distribution to all of our stores.

Our goal is to maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products, and supplies, while maintaining the highest quality. Our corporate purchasing manager coordinates our national supply contracts, negotiates prices for food supply throughout all of our restaurants, monitors quality control and consistency of the food supplied to our restaurants, and oversees delivery of food on a nationwide basis. In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, we implemented an automated food cost and inventory system to assist each restaurant's kitchen manager in determining daily order requirements for food ingredients, products, and supplies. The kitchen manager orders accordingly from approved suppliers, and all deliveries are inspected to assure that the items received meet our quality specifications and negotiated prices.

Expansion Strategy and Site Selection

We believe the location of our restaurants is critical to our long-term success and, accordingly, we devote significant time and resources to analyzing each prospective site. Our restaurant expansion strategy focuses primarily on penetrating new markets in major metropolitan areas throughout the United States, as well as further penetrating existing markets. In general, we prefer to open our restaurants in high-profile sites within specific trade areas with the following considerations:

- suitable demographic characteristics, including residential and commercial population density and above-average household incomes;
- visibility;
- high traffic patterns;
- general accessibility;
- availability of suitable parking;
- proximity of shopping areas and office parks;
- degree of competition and the revenue level of those competitors within the trade area; and
- general availability of restaurant-level employees.

These sites generally include high-volume retail centers, regional malls, and lifestyle and entertainment centers.

We thoroughly analyze each prospective site before presenting the site to our Real Estate Committee, currently comprised of members of the Board of Directors, for review. Prior to committing to a restaurant site and signing a lease, at least three members of our senior management team and our Board of Directors visit the prospective site and evaluate the proposed economics of the restaurant based on demographic data and other relevant criteria to assure that the site will meet our return on investment criteria. In addition, we completed a comprehensive custom guest profile study in December 2009 which is a precursor to a real estate site model program to ensure even greater scrutiny when selecting new locations.

We lease all of our restaurant sites under lease terms that vary by restaurant; however, we generally lease space (freestanding or in-line) for 10 to 20 years and negotiate at least two five-year renewal options. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum base rent and contingent rent based on restaurant sales. We are also generally responsible for our proportionate share of common area maintenance, property tax, insurance, and other occupancy-related expenses.

We believe the high sales volumes of our restaurants make us an attractive tenant and provide us with ample opportunities to obtain suitable leasing terms from landlords. As a result of the locations we select, which are often in new retail center or shopping mall developments, our restaurant development timeframes vary according to the landlord's construction schedule and other factors that are beyond our control. Once the site has been turned over to us, the typical lead-time from commencement of construction to opening is approximately six months.

Restaurant Operations

Executive and Restaurant Management

Our executive management team continually monitors restaurant operations to assure the quality of products and services and the maintenance of facilities. Restaurant management and our Scottsdale Support Center institute procedures to enhance efficiency, reduce costs and provide centralized support systems. Our Senior Vice President of Operations and District Managers have primary responsibility for managing our restaurants and participate in

analyzing restaurant-level performance and strategic planning. We employ four district managers who report directly to our Senior Vice President of Operations and who are each responsible for overseeing the restaurants in a specific region. The district managers' responsibilities include supporting the general managers and helping each general manager achieve the sales and cash flow targets for their restaurant as well as providing insight for decision making in such areas as food and beverage, people development, and systems to enhance the efficiency of our operations. As we expand our operations, we expect to hire additional district managers who will each oversee six to eight restaurants. In addition, our support center team includes an executive chef and sushi chef who help educate, coach, and develop kitchen personnel, implement systems to improve the efficiency of our kitchen operations, and develop new menu offerings.

Our typical restaurant management team consists of a general manager, assistant general manager, two front-of-the-house managers, executive chef, sous chef, and sushi chef. Our restaurants employ on average approximately 75 non-management employees, many of whom work part-time. The general manager is responsible for the day-to-day operations of the restaurant, including the hiring, training, development of personnel, execution of local marketing programs, and operating results. The chefs are responsible for overseeing the preparation of our menu and sushi items, maintaining product quality, and closely monitoring food costs and department labor costs. We also employ a kitchen staff member who is dedicated to the preparation of our signature sauces and dressings.

Training

In order to maintain quality and consistency in each of our restaurants, we carefully train and supervise restaurant personnel and adhere to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants. All of our restaurant personnel participate in both initial and ongoing training programs. Each restaurant general manager, assistant general manager, front-of-the-house manager, and kitchen and sushi chef completes a formal training program that is comprised of a mix of classroom and on-the-job instruction. Typical programs for general managers and executive chefs provide at least nine weeks of training that may include a rotation to different restaurants throughout the country. Typical programs for other managers provide seven weeks of training and may involve work in our other restaurants and cross training of various duties. The training covers all aspects of management philosophy and overall restaurant operations, including supervisory skills, operating and performance standards, accounting procedures, and employee selection and training necessary for top-quality restaurant operations. The training programs also involve intensive understanding and testing of our menu, the ingredients of our various menu items, and other key service protocols. In addition, our hourly staff go through a series of in-depth interactive training for their positions.

We implement these programs by hiring dedicated corporate personnel as well as designate high-performing existing restaurant personnel to assist in training. Our training personnel are involved in training for both new employees hired in anticipation of new restaurant openings as well as for ongoing training in existing restaurants. When we open a new restaurant, we provide training to restaurant personnel in every position for several weeks prior to opening to assure the smooth and efficient operation of the restaurant from the first day it opens to the public. Prior to opening a new restaurant, certain of our newly-hired restaurant personnel are staffed in existing restaurants to learn the operational aspects of a Kona Grill and to obtain on the job instruction.

Recruitment and Retention

Our future growth and success is highly dependent upon our ability to attract, develop, and retain qualified individuals who are capable of successfully managing our high-volume, upscale casual restaurants. We believe that our unit volume, the image and atmosphere of the Kona Grill concept, and our career advancement and employee benefit programs enable us to attract high quality management and restaurant personnel. We offer our restaurant management personnel competitive wages and benefits, including medical insurance and participation in our 401(k) plan with a company match. We motivate and prepare our restaurant personnel by providing them with opportunities for increased responsibility and advancement. Furthermore, the management team of each restaurant share in a bonus tied to the sales and overall profitability of their restaurant. We believe that our compensation package for managers and restaurant employees is comparable to those provided by other upscale casual restaurants. We believe our compensation policies help us attract quality personnel.

Information Systems

We believe that our management information systems enable us to increase the speed and accuracy of order-taking and pricing, efficiently schedule labor to better serve guests, monitor labor costs, assist in product purchasing and menu mix management, promptly access financial and operating data, and improve the accuracy and efficiency of store-level information and reporting.

We utilize an integrated information system to manage the flow of information within each of our restaurants and between each restaurant and the corporate office. This system includes an Aloha point-of-sales (POS) local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, we utilize the POS system to authorize, batch, and transmit credit card transactions, record employee time clock information, and produce a variety of management reports. Our point of sale system is integrated with food cost and labor scheduling software as well as our financial reporting system and incorporates a redundancy and back-up emergency operating plan on a temporary basis if the system experiences downtime.

We transmit electronically to the support center on a daily basis select information that is captured from the POS system. This information system enables senior management to monitor operating results with daily and weekly sales analysis, detailed labor and food cost information, and comparisons between actual and budgeted operating results. We anticipate continually updating both our restaurant information systems and our corporate office information systems to enhance our operations. We believe our information systems are secure and scalable as we continue to build our organization.

Advertising and Marketing

Our ongoing advertising and marketing strategy consists of loyalty and reward programs, social marketing, interactive advertising, selected outdoor and print mediums, various public relations activities, direct mail, and word-of-mouth recommendations. We believe that these mediums are a key component in driving guest trial and usage. During 2009, our marketing and advertising expenditures were $1.1 million, or 1.3% of restaurant sales. We expect to continue to invest in marketing, branding and advertising efforts, primarily in connection with driving comparable restaurant sales and supporting new restaurant openings.

We implement a coordinated public relations effort in conjunction with each new restaurant opening. Approximately 60 days before a scheduled restaurant opening, we collaborate with the local media to publicize our restaurant and generate awareness of our brand. This effort is usually supplemented by targeted direct mail campaigns, social marketing, and other marketing efforts, including hosting a high profile event for a local charity as part of our preopening practice activities that also serves to introduce our concept to the local market. In addition, we use our website, *www.konagrill.com*, to help increase our brand awareness as well as gift card sales.

Competition

The restaurant industry is highly competitive. Key competitive factors in the industry include the taste, quality, and price of the food products offered, quality and speed of guest service, brand name identification, attractiveness of facilities, restaurant location, and overall dining experience.

We believe we compete favorably with respect to each of these factors, as follows:

- We offer a diverse selection of fresh high quality mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items;
- We appeal to multiple demographic and psychographic profiles;
- We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of restaurant personnel and adherence to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants;

- Our innovative menu with attractive price points, personalized service, and contemporary restaurant design with multiple environments blend together to create our upscale casual dining experience and enables us to attract a broad guest demographic.

Although we believe we compete favorably with respect to each of these factors, there are a substantial number of restaurant operations that compete directly and indirectly with us, many of which have significantly greater financial resources, higher revenue, and greater economies of scale. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns; national and regional economic and public safety conditions; demographic trends; weather conditions; the cost and availability of raw materials, labor, and energy; purchasing power; governmental regulations; and local competitive factors. Any change in these or other related factors could adversely affect our restaurant operations. Accordingly, we must constantly evolve and refine the critical elements of our restaurant concept over time to protect their longer-term competitiveness. Additionally, there is competition for highly qualified restaurant management employees and for attractive locations suitable for upscale, high volume restaurants.

Trademarks

We have registered the service mark "Kona Grill" and the description "East Meets West. They Party" with the United States Patent and Trademark Office. We believe that our trademarks and other proprietary rights, such as our unique menu offerings and proprietary sauce recipes, have significant value and are important to the marketing of our restaurant concept. We have in the past and expect to continue to protect vigorously our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly. In addition, other local restaurant companies with names similar to ours may try to prevent us from using our marks in those locales.

Government Regulation

Each of our restaurants is subject to licensing and regulation by state and local departments and bureaus of alcohol control, health, sanitation, zoning, and fire and to periodic review by state and municipal authorities for areas in which the restaurants are located. In addition, we are subject to local land use, zoning, building, planning, and traffic ordinances and regulations in the selection and acquisition of suitable sites for developing new restaurants. Delays in obtaining, or denials of, or revocation or temporary suspension of, necessary licenses or approvals could have a material adverse impact on our development of restaurants.

Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be subject to penalties, temporary suspension or revocation for cause at any time. Alcoholic beverage control regulations impact many aspects of the daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses or permits to date. The failure of a restaurant to obtain or retain its liquor license would adversely affect that restaurant's operations and profitability.

We are subject to dram shop statutes in most of the states in which we operate. Those statutes generally provide a person who has been injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance which we believe is consistent with coverage carried by other companies in the restaurant industry of similar size and scope of operations. Even though we carry liquor liability insurance, a judgment against us under a dram shop statute in excess of our liability coverage could have a material adverse effect on our operations.

Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements, and overtime. Some states have set minimum wage requirements higher than the current federal level. A significant number of hourly personnel at our restaurants are paid at rates related to state and federal

minimum wage laws and, accordingly, state minimum wage increases effective during 2010 and the federal minimum wage increase in July 2009 have increased our labor costs. Increases in the minimum wage rate or the cost of workers' compensation insurance, changes in tip-credit provisions, employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect our operating results. To our knowledge, we are in compliance in all material respects with all applicable federal, state, and local laws affecting our business.

Employees

As of February 12, 2010, we employed approximately 1,908 people of whom approximately 1,876 worked in our restaurants and 32 were corporate management and staff personnel. None of our employees are covered by a collective bargaining agreement with us. We have never experienced a major work stoppage, strike, or labor dispute. We consider our relations with our employees to be favorable.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
Marc A. Buehler	40	President, Chief Executive Officer and Director
Mark S. Robinow..........................	53	Executive Vice President, Chief Financial Officer and Secretary
Larry J. Ryback	41	Senior Vice President of Operations

Marc A. Buehler joined our company as Chief Executive Officer and President in November 2009 and was also appointed as a member of our Board of Directors. Prior to joining our company, Mr. Buehler was the Chief Executive Officer of LS Management, Inc., the owner and operator of the Lone Star Steakhouse & Saloon/Texas Land and Cattle Steak House restaurant concepts, as well as Lone Star Business solutions, where he served from July 2007 to May 2009. From July 2002 to July 2007, Mr. Buehler worked at Romacorp, which operates and franchises more than 200 Tony Roma's casual dining locations, as the Vice President of Marketing and was promoted to Chief Executive Officer, President, and Director of Romacorp during July 2006. Prior to that, Mr. Buehler served as Vice President of Marketing at Eateries, Inc. from March 1999 to July 2002 and Marketing Manager at Applebee's International, Inc. from February 1996 to March 1999. Mr. Buehler also serves as a Board Member of Share Our Strength and is a co-chairperson of the National Restaurant Association's Marketing Executives Group. In addition he is a member of the Young Presidents' Organization.

Mark S. Robinow has served as our Executive Vice President, Chief Financial Officer, and Secretary since October 2004. Prior to joining our company, Mr. Robinow served as the Chief Financial Officer of Integrated Decisions and Systems, Inc. (IDeaS) from July 2000 until October 2004. Mr. Robinow served as the Senior Vice President and Chief Financial Officer of Rainforest Cafe, Inc. from November 1995 until January 2000. Mr. Robinow served as the Chief Financial Officer of Edina Realty, Inc. from 1993 until 1995, and as Chief Financial Officer, Secretary, and Treasurer of Ringer Corporation from 1986 until 1993. Mr. Robinow also served as a senior auditor with Deloitte & Touche from 1980 until 1983. Mr. Robinow is a Certified Public Accountant (inactive license holder).

Larry J. Ryback was appointed as Senior Vice President of Operations in February 2010. Mr. Ryback oversees the day-to-day restaurant operations for our brand, culinary operations, training and recruiting. Mr. Ryback brings more than 20 years of restaurant operations experience to our company. Prior to joining our company, Mr. Ryback served as the President and Chief Operating Officer of Redstone American Grill, Inc., a $35 million privately held company with five high-volume, upscale restaurants in four states. Before joining Redstone during 2005, Mr. Ryback spent 10 years with Champps Entertainment in various operations roles including three years as a Regional Vice President of Operations overseeing 26 restaurants that together generated over $130 million in revenue.

Item 1A. ***Risk Factors***

Risks Related to Our Business

We have a history of losses and we may never achieve profitability.

We incurred net losses during each of the last five years. We forecast that we will incur net losses for at least the next year, and possibly longer. We expect that our expenses during the next year will increase as we build and open at least one new restaurant. We may find that these efforts are more expensive than we currently anticipate or that our expansion efforts do not result in proportionate increases in our sales, which would further increase our losses. We cannot predict whether we will be able to achieve profitability in the future.

We may require additional capital in the future as a result of changes in our restaurant operations or growth plans, and our inability to raise such capital could harm our operations and restrict our growth.

Changes in our restaurant operations, acceleration of our restaurant expansion plans, lower than anticipated restaurant sales, increased food or labor costs, increased property expenses, or other events, including those described in this report, may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our restaurant growth plans as well as our financial condition and results of operations. Additional equity financing, if available, will be dilutive to the holders of our common stock. Debt financing may involve significant cash payment obligations, covenants, and financial ratios that may restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.

Unexpected expenses and low market acceptance of our restaurant concept could adversely affect the profitability of restaurants that we open in new markets.

As part of our expansion strategy, we have opened and plan to open restaurants in markets in which we have no prior operating experience and in which our brand may not be well-known. These new markets may have different competitive conditions, consumer tastes, and discretionary spending patterns than restaurants in our existing markets. As a result, we may incur costs related to the opening, operation, and promotion of these new restaurants that are greater than those incurred in markets with longer operating history. As a result of these factors, sales at restaurants opening in new markets may take longer to achieve average unit volumes comparable with our existing restaurants, if at all, which would adversely affect the profitability of those new restaurants.

We are dependent upon high levels of consumer traffic at the sites where our restaurants are located and any adverse change in consumer activity could negatively affect our restaurant sales and may require us to record an impairment charge for restaurants performing below expectations.

Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, and lifestyle centers. We depend on high consumer traffic rates at these centers to attract guests to our restaurants. In general, such visit frequencies are significantly affected by many factors, including national, regional, or local economic conditions, anchor tenants closing in retail centers or shopping malls in which we operate, changes in consumer preferences or shopping patterns, higher frequency of online shopping, changes in discretionary consumer spending, increasing gasoline prices, or otherwise. If visitor rates to these centers decline, our unit volumes could decline and adversely affect our results of operations, including recording an impairment charge for restaurants that are performing below expectations. During 2009, we recorded $16.9 million in asset impairment charges for six underperforming restaurants. We may be required to record impairment charges in the future if certain restaurants perform below expectations.

We have a limited operating history and a limited number of restaurants upon which to evaluate our company, and you should not rely on our history as an indication of our future results.

We currently operate 24 restaurants, more than half of which have operated for less than four years. Consequently, the results we have achieved to date with a relatively small number of restaurants may not be indicative of those restaurants' long-term performance or the potential performance of new restaurants. A number of factors historically have affected and are likely to continue to affect our average unit volumes and comparable restaurant sales, including the following:

- our ability to execute effectively our business strategy;
- our ability to successfully select and secure sites for our Kona Grill concept;
- the operating performance of new and existing restaurants;
- competition in our markets;
- consumer trends; and
- changes in political or economic conditions.

Our average unit volume and same-store sales have declined in recent years. Average unit volumes for two of our restaurants opened within the last four years were significantly below the average unit volume of our comparable restaurant base. In addition, we closed our restaurant in Naples, Florida in September 2008 due to low sales volume. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.

Disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of funding, which could adversely affect our results of operations, cash flows, and financial condition.

Our growth strategy depends upon the capital markets to expand our operations. Recent disruptions in the capital and credit markets could adversely affect our ability to borrow money from banks or other potential lenders. Our access to funds under any potential credit facility will depend on the ability of the banks or other lenders to commit to lend funds to us. In the event we enter into a credit facility with banks or other lenders, those parties may not be able to meet their funding commitments to us if they experience shortages of capital or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, or failures of significant financial institutions could adversely affect our access to capital. Any long-term disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could result in deferring capital expenditures or altering our growth strategy to reduce the opening of new restaurants.

Our future operating results may fluctuate significantly due to our limited number of existing restaurants and the expenses required to open new restaurants.

We currently operate 24 restaurants, four of which opened during 2009, and we expect to open one restaurant during 2010. The capital resources required to develop each new restaurant are significant. We estimate that the cost of opening a new Kona Grill restaurant currently ranges from $3.2 million to $3.7 million, exclusive of landlord tenant improvement allowances and preopening expenses and assuming that we do not purchase the underlying real estate. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant, and the average unit volumes of our new restaurants may cause our results of operations to fluctuate significantly, and poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could materially affect

our company, making the investment risks related to any one location much larger than those associated with most other restaurant chains.

Our future expansion in existing markets may cause sales in some of our existing restaurants to decline.

Our future growth strategy may include opening new restaurants in our existing markets. We may be unable to attract enough guests to our new restaurants for them to operate profitably. In addition, guests to our new restaurants may be former guests of one of our existing restaurants in that market, which may reduce guest visits and sales at those existing restaurants, adversely affecting our results of operations.

Our ability to open new restaurants may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process. Our ability to open new restaurants depends upon a number of factors, many of which are beyond our control, including the following:

- the availability and cost of suitable restaurant locations for development and our ability to compete successfully for those locations;
- the availability of adequate financing;
- cash flow generated by our existing restaurants;
- the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;
- construction and development costs;
- labor shortages or disputes experienced by our landlords or outside contractors;
- unforeseen engineering or environmental problems with the leased premises;
- our ability to secure governmental approvals and permits, including liquor licenses, construction permits, and occupancy permits;
- weather conditions or natural disasters; and
- general economic conditions.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

Over the last two years, we have opened seven restaurants or 29% of our total restaurant base. This expansion and any future growth has increased demands on our management team, restaurant management systems and resources, financial controls, and information systems. These increased demands may adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be adversely affected.

Our restaurants are subject to natural disasters and other events which are beyond our control and for which we may not be able to obtain insurance at reasonable rates.

We endeavor to insure our restaurants against wind, flood, and other disasters, but we may not be able to obtain insurance for these types of events for all of our restaurants at reasonable rates. A devastating natural disaster or

other event in the vicinity of one of our restaurants could result in substantial losses and have a material adverse affect on our results of operations.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages and increased food and beverage costs.

We currently depend on U.S. Foodservice, a national food distribution service company, and other regional distributors to provide food and beverage products to all of our restaurants. If U.S. Foodservice or other distributors or suppliers cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could adversely affect our business.

Our failure to protect our trademarks, service marks, or trade secrets could negatively affect our competitive position and the value of the Kona Grill brand.

Our business prospects depend in part on our ability to develop favorable consumer recognition of the Kona Grill name. Although Kona Grill is a federally registered trademark, our trademarks and service marks could be imitated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our name or not operate in a certain geographic region if our name is confusingly similar to their name. In addition, we rely on trade secrets, proprietary know-how, concepts, and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, or suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how, or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

Risks Related to the Restaurant Industry

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry, or produce generally, or shifts in consumer tastes, could negatively impact the popularity of our restaurants, our sales, and our results of operations.

The popularity of our restaurants in general, and our menu offerings in particular, are key factors to the success of our operations. Negative publicity resulting from poor food quality, illness, injury, or other health concerns, whether related to one of our restaurants or to the beef, seafood, poultry, or produce industries in general (such as negative publicity concerning salmonella, e-coli, Hepatitis A, mercury poisoning and other food-borne illnesses), or operating problems related to one or more of our restaurants, could make our brand and menu offerings less appealing to consumers. In addition, other shifts in consumer preferences away from the kinds of food we offer, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our sales and results of operations. If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be harmed and we will not achieve profitability.

Increases in the prices of, or reductions in the availability of, seafood, poultry, beef, or produce could reduce our operating margins and adversely affect our operating results.

Our profitability depends, in part, on our ability to anticipate and react to changes in seafood, poultry, beef, or produce costs. The supply and price of these items is more volatile than other types of food. The type, variety, quality, and price of seafood, poultry, beef, and produce is subject to factors beyond our control, including adverse weather conditions, transportation costs, governmental regulation, availability, and seasonality, each of which may affect our food costs or cause a disruption in our supply. We currently do not purchase seafood, poultry, beef, or produce pursuant to long-term contracts or use financial management strategies to reduce our exposure to price

fluctuations. Changes in the price or availability of certain types of seafood, poultry, beef, or produce could affect our ability to offer a broad menu and price offering to our guests and could reduce our operating margins and adversely affect our results of operations.

Regulations affecting the operation of our restaurants could increase operating costs, restrict our growth, or require us to suspend operations.

Each of our restaurants must obtain licenses from regulatory authorities allowing it to sell liquor, beer, and wine, and each restaurant must obtain a food service license from local health authorities. Each restaurant's liquor license must be renewed annually and may be revoked or suspended at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, over serving, advertising, wholesale purchasing, and inventory control. Each restaurant is also subject to local health inspections. Failure to pass one or multiple inspections may result in temporary or permanent suspension of operations and could significantly impact our reputation. In certain states, including states where we have existing restaurants or where we plan to open restaurants in the near term, the number of liquor licenses available is limited and licenses are traded at market prices. Liquor, beer, and wine sales comprise a significant portion of our sales, representing approximately 32% of our sales during 2009. Therefore, if we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states, the cost of a new license could be significant. Obtaining and maintaining licenses is an important component of each of our restaurant's operations, and the failure to obtain or maintain food and liquor licenses and other required licenses, permits, and approvals would adversely impact our restaurants and our growth strategy.

In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to reconfigure our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages in litigation.

Litigation concerning our food quality, our employment practices, liquor liability, and other issues could result in significant expenses to us and could divert resources from our operations.

Like other restaurants, we may receive complaints or litigation from, and potential liability to, our guests involving food-borne illness or injury or other operational issues. We may also be subject to complaints or allegations from, and potential liability to, our former, existing, or prospective employees involving our restaurant employment practices and procedures. In addition, we are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under "dram shop" statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, our sales may be adversely affected by publicity resulting from such claims. Such claims may also be expensive to defend and may divert time and money away from our operations and adversely affect our business.

Labor shortages or increases in labor costs could slow our growth or adversely affect our business.

Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. This ability is especially critical to our company because of our relatively small number of existing restaurants and our current development plans. If we are unable to recruit and retain a sufficient number of qualified employees, our business and growth strategy could be adversely affected.

Competition for qualified restaurant employees in our current or prospective markets could require us to pay higher wages and benefits, which could result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid rates based upon the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages, overtime pay, health

benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could increase our labor costs. We may be unable to increase our prices proportionately in order to pass these increased costs on to our guests, in which case our operating margins would be adversely affected.

Risks Related to Ownership of Our Common Stock

The market price for our common stock may be volatile.

Many factors could cause the market price of our common stock to rise and fall, including but not limited to the following:

- actual or anticipated variations in comparable restaurant sales or operating results; whether in our operations or those of our competitors;
- changes in the consumer spending environment or general economic conditions;
- changes in the market valuations of other companies in the restaurant industry;
- recruitment or departure of key restaurant operations or management personnel;
- changes in the estimates of our operating performance or changes in recommendations by any research analysts that follow our stock; and
- announcements of investigations or regulatory scrutiny of our restaurant operations or lawsuits filed against us.

Due to the volatility of our stock price, we also may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business as well as depress the price of our common stock.

Our current principal stockholders own a large percentage of our voting stock, which allows them to control substantially all matters requiring stockholder approval.

Six entities or persons together own approximately 59% of our outstanding common stock, including two of our directors. As a result, these investors may have significant influence over a decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could in turn have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then-prevailing market price for their shares of common stock.

The large number of shares eligible for public sale and registered for resale could depress the market price of our common stock.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and the perception that these sales could occur may depress the market price. As of December 31, 2009, we had outstanding 9,146,695 shares of common stock, all of which shares are either freely tradable or otherwise eligible for sale under Rule 144 under the Securities Act of 1933. In addition, we have 1,875,000 shares reserved for issuance under our stock award and employee stock purchase plans, of which approximately 300,000 shares have been issued. We have filed registration statements under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

We have also filed a registration statement covering the resale of 950,000 shares held by investors in our private placement transaction during November 2007 and one other stockholder. We have agreed to keep this registration effective for a period of time following the private transaction. As a result, the existence of the registration statement may have a depressive effect on the market price of our common stock.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions on our maintaining a classified Board of Directors and limiting the stockholders' powers to remove directors or take action by written consent instead of at a stockholders' meeting. Our certificate of incorporation also authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on the voting of "control shares" and on certain business combination transactions with "interested stockholders."

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by our management on internal control over financial reporting as of December 31, 2009. To achieve compliance with Section 404, we engaged in a process to document and evaluate our internal control over financial reporting which was both challenging and time-consuming.

Subject to proposed changes by the SEC, our independent auditors will be required to issue a report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2010. Despite our efforts, we can provide no assurance as to our, or our independent auditors', conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404 in the future. There is a risk that neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Since we do not expect to pay any dividends for the foreseeable future, holders of our common stock may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to reinvest any earnings to finance our restaurant operations and growth plans. Accordingly, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

We currently operate 24 restaurants in 15 states. Each of our restaurants and our corporate offices are located in a leased facility. As of December 31, 2009, our restaurant leases had expiration dates ranging from 2013 to 2029, typically with options to renew for at least a five-year period. We do not anticipate any difficulties renewing existing leases as they expire. The following table sets forth our current restaurant locations.

State	City	Location	Year Opened	Square Footage	Number of Seats (1)
Arizona	Scottsdale	Scottsdale Fashion Square	1998	5,964	274
Arizona	Chandler	Chandler Fashion Center	2001	7,389	326
Missouri	Kansas City	Country Club Plaza	2002	7,455	222
Nevada	Las Vegas	Boca Park Fashion Village	2003	7,380	295
Colorado	Denver	Cherry Creek Mall	2004	5,920	243
Nebraska	Omaha	Village Pointe	2004	7,415	304
Indiana	Carmel	Clay Terrace	2004	7,433	295
Texas	Sugar Land	First Colony Mall	2005	7,127	285
Texas	San Antonio	The Shops at La Cantera	2005	7,200	256
Texas	Dallas	North Park Mall	2006	6,872	299
Illinois	Lincolnshire	Lincolnshire Commons	2006	7,020	305
Texas	Houston	Houston Galleria	2006	7,459	315
Illinois	Oak Brook	Oak Brook Promenade	2006	6,999	298
Texas	Austin	The Domain	2007	6,890	298
Michigan	Troy	Big Beaver Road	2007	7,000	280
Connecticut	Stamford	Stamford Town Center	2007	7,654	305
Louisiana	Baton Rouge	Perkins Rowe	2007	6,900	260
Arizona	Gilbert	San Tan Village	2008	6,770	259
Florida	West Palm Beach	CityPlace	2008	6,750	243
Arizona	Phoenix	CityNorth	2008	7,510	368
Virginia	Richmond	West Broad Village	2009	7,000	282
New Jersey	Woodbridge	Woodbridge Conference Center	2009	7,000	280
Minnesota	Eden Prairie	Windsor Plaza	2009	7,000	310
Florida	Tampa	MetWest International	2009	7,500	338

(1) Number of seats includes dining room, patio seating, sushi bar, bar, and private dining room (where applicable).

Item 3. ***Legal Proceedings***

We are involved in various legal proceedings arising out of our operations in the ordinary course of business. We do not believe that such proceedings, even if determined adversely, will have a material adverse effect on our business, financial condition, or results of operations. See discussion of Legal Proceedings in Note 14 to the consolidated financial statements.

Item 4. ***Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock has traded on the NASDAQ Global Market under the symbol KONA since our initial public offering on August 16, 2005. The following table sets forth high and low sale prices of our common stock for each calendar quarter indicated as reported on the NASDAQ Global Market.

	High	Low
2009		
First quarter	$ 3.25	$ 1.42
Second quarter	$ 4.34	$ 1.17
Third quarter	$ 4.15	$ 3.16
Fourth quarter	$ 3.59	$ 2.32
2008		
First quarter	$ 14.77	$ 8.38
Second quarter	$ 9.70	$ 6.15
Third quarter	$ 8.37	$ 5.45
Fourth quarter	$ 5.97	$ 1.10

On March 1, 2010, the closing sale price of our common stock was $3.25 per share. On March 1, 2010, there were approximately 31 holders of record of our common stock.

Dividend Policy

We have not paid any dividends to holders of our common stock since our initial public offering and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, but instead we currently plan to retain any earnings to finance our restaurant operations and the growth of our business. Payments of any cash dividends in the future, however, is within the discretion of our Board of Directors and will depend on our financial condition, results of operations, and capital and legal requirements as well as other factors deemed relevant by our Board of Directors.

PERFORMANCE GRAPH

The following line graph compares cumulative total stockholder returns for the period from August 16, 2005 through December 31, 2009 for (1) our common stock; (2) the NASDAQ Composite (U.S.) Index; and (3) a restaurant peer group. We do not believe that an index exists with companies comparable to those of our company. We have therefore elected to include a peer group consisting of P.F. Chang's China Bistro, Inc.; The Cheesecake Factory Incorporated; McCormick & Schmick's Seafood Restaurants, Inc.; Benihana, Inc.; BJ's Restaurants, Inc.; Granite City Food & Brewery Ltd.; and J. Alexander's Corporation. The graph assumes an investment of $100 on August 16, 2005, which was the first day on which our stock was listed on the NASDAQ Global Market. The calculations of cumulative stockholder return for the NASDAQ Composite (U.S.) Index and the restaurant peer group include reinvestment of dividends, but the calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The performance shown is not necessarily indicative of future performance.

The performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liability of that section. The performance graph will not be deemed incorporated by reference into any filing of our company under the Exchange Act or the Securities Act of 1933, as amended.



Item 6. *Selected Financial Data*

The following selected consolidated financial data has been derived from audited financial statements and should be read in conjunction with the consolidated financial statements and notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Restaurant sales	$ 81,095	$ 75,815	$ 69,521	$ 50,322	$ 36,828
Costs and expenses:					
Cost of sales	21,058	20,730	19,600	14,320	10,550
Labor	28,517	25,396	21,554	15,555	11,123
Occupancy	6,457	5,157	4,465	3,363	2,466
Restaurant operating expenses	13,156	11,314	9,479	6,875	4,698
General and administrative	8,200	8,416	7,294	7,155	4,783
Preopening expense	1,685	2,073	1,962	1,971	634
Depreciation and amortization	7,314	6,547	5,428	3,906	2,333
Asset impairment charge	16,915	3,219	—	—	—
Total costs and expenses	103,302	82,852	69,782	53,145	36,587
(Loss) income from operations	(22,207)	(7,037)	(261)	(2,823)	241
Nonoperating expenses:					
Interest income and other, net	204	296	617	936	300
Interest expense	(174)	(51)	(85)	(294)	(841)
(Loss) income from continuing operations before provision for income taxes	(22,177)	(6,792)	271	(2,181)	(300)
Provision for income taxes	65	205	406	60	83
Loss from continuing operations	(22,242)	(6,997)	(135)	(2,241)	(383)
Gain (loss) from discontinued operations (1)	690	(3,504)	(534)	(503)	—
Net loss	$ (21,552)	$ (10,501)	$ (669)	$ (2,744)	$ (383)
Net (loss) income per share — Basic and Diluted:					
Continuing operations	$ (2.57)	$ (0.87)	$ (0.02)	$ (0.31)	$ (0.10)
Discontinued operations	0.08	(0.43)	(0.07)	(0.07)	—
Net loss	$ (2.49)	$ (1.30)	$ (0.09)	$ (0.38)	$ (0.10)
Weighted average shares used in computation:					
Basic	8,645	8,054	7,364	7,128	3,747
Diluted	8,645	8,054	7,364	7,128	3,747
Balance Sheet Data (end of period):					
Cash and cash equivalents	$ 2,404	$ 2,477	$ 4,991	$ 1,934	$ 4,466
Investments	6,282	6,861	14,188	14,249	24,200
Working (deficit) capital	(5,054)	(7,653)	13,656	9,142	24,672
Total assets	49,963	65,554	69,474	58,796	52,418
Total debt	7,120	4,525	2,700	3,313	4,042
Total stockholders' equity	17,983	35,598	46,431	35,822	37,311

(1) As a result of our decision to close our Naples, Florida restaurant during September 2008, the results of this restaurant (including related asset impairment, lease obligation, and restaurant-level closing costs) are classified as discontinued operations for all periods presented as discussed further in Note 2 to our consolidated financial statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors" and elsewhere in this report.

Overview

We currently own and operate 24 restaurants located in 15 states. We offer freshly prepared food, personalized service, and a contemporary ambiance that create a satisfying yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American favorites as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items are freshly prepared and incorporate over 40 signature sauces and dressings that we make from scratch, creating broad-based appeal for the lifestyle and taste trends of a diverse group of guests. Our menu is mostly standardized for all of our restaurants, allowing us to deliver consistent quality meals. We believe that our vast menu and generous portions, combined with an average check of approximately $23.90, offers our guests an attractive price-value proposition.

Over the last four years, we have funded development of new restaurants primarily from the proceeds of our initial public offering, a private offering of common stock completed during November 2007, the rights offering completed during June 2009, and cash flows from operations. We opened four restaurants during 2009 in Richmond, Virginia; Woodbridge, New Jersey; Eden Prairie, Minnesota; and Tampa, Florida. We plan to open one restaurant in Baltimore, Maryland during 2010. We target our restaurants to achieve an average annual unit volume of $4.5 million following 24 months of operations. Recent openings are trending lower than our targeted volume during the current recession. We continue to believe that in a stable economic environment our typical new restaurants experience gradually increasing unit volumes as guests begin to discover our concept and we begin to generate market awareness. Our restaurants are also subject to seasonal fluctuations. Sales in most of our restaurants typically are higher during the spring and summer months and winter holiday season.

During 2009, we recorded non-cash asset impairment charges for six underperforming restaurants. The asset impairment charges resulted from an evaluation of the long-term prospects of each of these restaurants that have not been meeting sales, profitability, and cash flow targets. We have no plans to close any of these restaurants; however, we will continue to evaluate each of these restaurants to determine whether operating performance can be improved.

We experience various trends in our operating cost structure. Cost of sales, labor, occupancy, and other operating expenses for our restaurants open at least 12 months generally trend consistent with restaurant sales, and we analyze those costs as a percentage of restaurant sales. We anticipate that our new restaurants will take approximately six months to achieve operating efficiencies as a result of challenges typically associated with opening new restaurants, including lack of market recognition and the need to hire and sufficiently train employees, as well as other factors. We expect cost of sales and labor expenses as a percentage of restaurant sales to be higher when we open a new restaurant, but decrease as a percentage of restaurant sales as the restaurant matures and as the restaurant management and employees become more efficient operating that unit. As a result, the volume and timing of newly opened restaurants has had, and is expected to continue to have, an impact on costs of sales, labor, occupancy, restaurant operating expenses, and preopening expenses. The majority of our general and administrative costs are fixed costs. We expect our general and administrative spending to decrease as a percentage of restaurant sales as we leverage these investments and realize the benefits of higher sales volumes.

Key Measures We Use to Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

Number of Restaurant Openings. Number of restaurant openings reflects the number of restaurants opened during a particular reporting period.

Same-Store Sales Percentage Change. Same-store sales percentage change reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating the percentage change in same-store sales, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months. Same-store sales growth can be generated by an increase in guest traffic counts or by increases in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

Average Weekly Sales. Average weekly sales represents the average of restaurant sales measured over consecutive Monday through Sunday time periods.

Average Unit Volume. Average unit volume represents the average restaurant sales for all of our restaurants open for at least 12 months before the beginning of the period measured.

Sales Per Square Foot. Sales per square foot represents the restaurant sales for our restaurants open for at least 12 months, divided by the total leasable square feet for such restaurants.

Restaurant Operating Profit. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy, and restaurant operating expenses. Restaurant operating profit does not include general and administrative expenses, depreciation and amortization, preopening expenses, or asset impairment charges. We believe restaurant operating profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance prior to application of corporate overhead. We use restaurant operating profit as a percentage of restaurant sales as a key metric to evaluate our restaurants' financial performance compared with our competitors. This measure provides useful information regarding our financial condition and results of operations and allows investors to more easily determine future financial results driven by growth and allows investors to more easily compare restaurant level profitability.

Key Financial Definitions

Restaurant Sales. Restaurant sales include gross food and beverage sales, net of promotions and discounts.

Cost of Sales. Cost of sales consists of food and beverage costs.

Labor. Labor includes all direct and indirect labor costs incurred in operations.

Occupancy. Occupancy includes all rent payments associated with the leasing of real estate, including base, percentage and straight-line rent, property taxes, and common area maintenance expense. We record tenant improvement allowances as a reduction of occupancy expense over the initial term of the lease.

Restaurant Operating Expenses. Restaurant operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, credit card fees, advertising, supplies, marketing, repair and maintenance, and other expenses. Other operating expenses contain both variable and fixed components.

General and Administrative. General and administrative includes all corporate and administrative functions that support operations and provide infrastructure to facilitate our future growth. Components of this category include management and staff salaries, bonuses, stock-based compensation and related employee benefits, travel, information systems, human resources, training, corporate rent, professional and consulting fees, and corporate insurance costs.

Preopening Expense. Preopening expense consists of costs incurred prior to opening a new restaurant and is comprised principally of manager salaries and relocation, payroll and related training costs for new employees, including food and beverage costs associated with practice and rehearsal of service activities, and rent expense incurred from the date we obtain possession of the property until opening. We expense restaurant preopening expenses as incurred, and we expect preopening expenses to be similar for each new restaurant opening, which typically commence six to eight months prior to a restaurant opening. Our preopening costs will fluctuate from period to period depending upon the number of restaurants opened, the timing of new restaurant openings, the location of the restaurants, and the complexity of the staff hiring and training process.

Depreciation and Amortization. Depreciation and amortization expense consists of the depreciation of property and equipment and gains and losses on disposal of assets.

Asset Impairment Charge. Asset impairment charge results from an assessment of a restaurant's historical operating performance combined with its projected cash flows over the remaining lease term. An impairment charge is recorded if the asset's fair value is deemed to be less than its carrying value.

Interest Income and Other, Net. Interest income and other, net consists of interest earned on our cash and investments and any gains or losses on our investments.

Interest Expense. Interest expense includes the cost of servicing our debt obligations, net of capitalized interest.

Financial Performance Overview

The following table sets forth certain information regarding our financial performance for 2009, 2008, and 2007.

	Year Ended December 31,		
	2009	**2008**	**2007**
Restaurant sales growth	7.0%	9.1%	38.2%
Same-store sales percentage change(1)	(9.3)%	(7.2)%	2.7%
Average unit volume (in thousands)(2)	$ 3,815	$ 4,279	$ 4,808
Sales per square foot (2)	$ 541	$ 608	$ 684
Restaurant operating profit (in thousands) (3)	$ 11,907	$ 13,218	$ 14,423
Restaurant operating profit as a percentage of sales (3)	14.7%	17.4%	20.7%

(1) Same-store sales percentage change reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating the percentage change in same-store sales, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.

(2) Includes only those restaurants open for at least 12 months.

(3) Restaurant operating profit is not a financial measurement determined in accordance with generally accepted accounting principles and should not be considered in isolation or as an alternative to loss from operations. Restaurant operating profit may not be comparable to the same or similarly titled measures computed by other companies. The table below sets forth our calculation of restaurant operating profit and reconciliation to loss from operations, the most comparable GAAP measure.

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Restaurant sales	$ 81,095	$ 75,815	$ 69,521
Costs and expenses:			
Cost of sales	21,058	20,730	19,600
Labor	28,517	25,396	21,554
Occupancy	6,457	5,157	4,465
Restaurant operating expenses	13,156	11,314	9,479
Restaurant operating profit	11,907	13,218	14,423
Deduct – other costs and expenses			
General and administrative	8,200	8,416	7,294
Preopening expense	1,685	2,073	1,962
Depreciation and amortization	7,314	6,547	5,428
Asset impairment charge	16,915	3,219	—
Loss from operations	$ (22,207)	$ (7,037)	$ (261)

	Percentage of Restaurant Sales		
	Year Ended December 31,		
	2009	2008	2007
Restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	26.0	27.3	28.2
Labor	35.2	33.5	31.0
Occupancy	8.0	6.8	6.4
Restaurant operating expenses	16.2	14.9	13.6
Restaurant operating profit	14.7	17.4	20.7
Deduct – other costs and expenses			
General and administrative	10.1	11.1	10.5
Preopening expense	2.1	2.7	2.8
Depreciation and amortization	9.0	8.6	7.8
Asset impairment charge	20.9	4.2	—
Loss from operations	(27.4)%	(9.3)%	(0.4)%

Certain percentage amounts may not sum to total due to rounding.

	Year Ended December 31,		
	2009	2008	2007
Store Growth Activity			
Beginning Restaurants	20	18	14
Openings	4	3	4
Closings	—	(1)	—
Total	24	20	18

Results of Operations

The following table sets forth, for the years indicated, our Consolidated Statements of Operations expressed as a percentage of restaurant sales.

	Year Ended December 31,		
	2009	2008	2007
Restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	26.0	27.3	28.2
Labor	35.2	33.5	31.0
Occupancy	8.0	6.8	6.4
Restaurant operating expenses	16.2	14.9	13.6
General and administrative	10.1	11.1	10.5
Preopening expense	2.1	2.7	2.8
Depreciation and amortization	9.0	8.6	7.8
Asset impairment charge	20.9	4.2	-
Total costs and expenses	127.4	109.3	100.4
Loss from operations	(27.4)	(9.3)	(0.4)
Nonoperating expenses:			
Interest income and other, net	0.3	0.4	0.9
Interest expense	(0.2)	(0.1)	(0.1)
(Loss) income from continuing operations before provision for income taxes	(27.3)	(9.0)	0.4
Provision for income taxes	0.1	0.3	0.6
Loss from continuing operations	(27.4)	(9.3)	(0.2)
Gain (loss) from discontinued operations, net of tax	0.8	(4.6)	(0.8)
Net loss	(26.6)%	(13.9)%	(1.0)%

Certain percentage amounts may not sum to total due to rounding.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Restaurant Sales. Restaurant sales increased $5.3 million, or 7.0% to $81.1 million during 2009 from $75.8 million during 2008. The increase in sales is primarily attributable to restaurant sales generated from the opening of seven new restaurants since June 2008, partially offset by overall traffic declines at our comparable restaurant sales base resulting from the weak U.S. economy, high unemployment rates, and reduced consumer spending. Higher menu pricing of approximately 2.0% was more than offset by reduced guest traffic and a decline in the average guest check as comparable restaurant sales declined 9.3% during 2009.

Cost of Sales. Cost of sales increased $0.3 million, or 1.6% to $21.0 million during 2009 from $20.7 million during 2008. Cost of sales as a percentage of restaurant sales decreased 1.3% to 26.0% during 2009 from 27.3% during the prior year period. Cost of sales during 2009 was positively affected by favorable year-over-year pricing on certain proteins and produce products and operating efficiencies attributed to the rollout of an automated food cost and inventory management system that was completed during July 2008.

Labor. Labor costs for our restaurants increased $3.1 million, or 12.3% to $28.5 million during 2009 from $25.4 million during the prior year period. The increase was primarily due to the opening of seven new restaurants since June 2008. As a percentage of restaurant sales, labor costs increased 1.7% to 35.2% during 2009 from 33.5% during 2008. The increase in labor costs as a percentage of restaurant sales was primarily due to reduced leverage of fixed labor costs and hourly labor expense resulting from lower average weekly sales. In addition, high labor costs from restaurants opened during the year also contributed to the increase in labor expense as labor expenses are typically higher than normal during the first several months of operations. Federal and state minimum wage

increases, implemented during the second half of 2008 and during 2009, also contributed to increased labor costs as a percentage of sales.

Occupancy. Occupancy expense increased by $1.3 million, or 25.2% to $6.5 million during 2009 from $5.2 million during the prior year period. Occupancy expenses as a percentage of restaurant sales increased 1.2% to 8.0% during 2009 from 6.8% during 2008. The increase reflects increased common area maintenance allocations at many locations, reduction in deferred rent credits at several locations with rent concessions, and decreased leverage of fixed rental costs from lower average sales volume, partially offset by reduced percentage rent.

Restaurant Operating Expenses. Restaurant operating expenses increased by $1.8 million, or 16.3% to $13.1 million during 2009 from $11.3 million during the prior year period. Restaurant operating expenses as a percentage of restaurant sales increased 1.3% to 16.2% during 2009 from 14.9% during the prior year period. During 2009, higher repair and maintenance, utilities, and property taxes combined with reduced leverage of fixed operating costs resulting from lower average sales volume contributed to the increase in restaurant operating expenses as a percentage of sales.

General and Administrative. General and administrative expenses decreased $0.2 million, or 2.6% to $8.2 million during 2009 compared to $8.4 million during 2008. The decrease is primarily attributable to lower salary and benefit costs resulting from the January 2009 downsizing and realignment of certain corporate office staff and lower expenditures attributable to cost containment efforts, partially offset by $1.6 million in special charges including $0.8 million in severance and related benefits associated with the resignation of two executive officers, $0.6 million in legal and professional fees associated with stockholder activities, including financial advisory fees to evaluate an unsolicited offer to purchase our company, and $0.2 million write-off for architectural drawings and permit costs associated with amending the lease for our Baltimore, Maryland restaurant expected to open in 2010. General and administrative expenses as a percentage of restaurant sales decreased 1.0% to 10.1% of restaurant sales during 2009 compared to 11.1% of restaurant sales during the prior year period.

Preopening Expense. Preopening expense decreased $0.4 million, or 18.7% to $1.7 million during 2009 compared to $2.1 million during 2008. The decrease in preopening expense is attributable to the timing of new restaurant openings. During 2009, there were four restaurant openings compared to three new restaurants during 2008; however $0.5 million of expenses were incurred during 2008 for the four restaurants opened during 2009.

Depreciation and Amortization. Depreciation and amortization expense increased $0.8 million, or 11.7% to $7.3 million during 2009 from $6.5 million during the prior year period. The increase was primarily attributable to seven restaurants opened since June 2008, partially offset by a reduction of $0.5 million due to the fourth quarter of 2008 impairment of long-lived assets at our Lincolnshire, Illinois restaurant. Depreciation and amortization expense as a percentage of restaurant sales increased 0.4% to 9.0% during 2009 from 8.6% during 2008 reflecting decreased leverage from lower average weekly sales.

Asset Impairment Charge. During 2009, we recorded non-cash asset impairment charges of $16.9 million related to the write-down of the carrying value of long-lived assets associated with six underperforming restaurants that have not been meeting sales, profitability, and cash flow targets. The asset impairment charges were based upon an assessment of each restaurant's historical operating performance combined with expected cash flows for these restaurants over the respective remaining lease term. During 2008, we recorded non-cash asset impairment charges of $3.2 million for one restaurant. We have no plans to close any of these restaurants; however, we will continue to evaluate each of these restaurants to determine whether operating performance can be improved.

Interest Income and Other, Net. Interest income and other, net decreased $0.1 million during 2009 compared to the prior year period due to lower interest rates received and lower investment balances. Please refer to Note 3 to the consolidated financial statements for discussion of our investment in auction rate securities.

Interest Expense. Interest expense increased $0.1 million due to interest costs associated with the $1.2 million bridge loan issued during March 2009 and subsequently repaid during June 2009. Interest expense for 2009 includes $70,000 for amortization of the debt discount associated with warrants issued to the noteholders that was charged to interest expense.

Provision for Income Taxes. During 2009, we recorded income taxes of $65,000 primarily for states in which income taxes are not calculated based upon net income compared to $205,000 during 2008.

Gain from Discontinued Operations. During the second quarter of 2009, we reached a settlement agreement regarding the lease for our closed Naples, Florida restaurant. We recorded a gain of approximately $0.7 million as the settlement amount was less than the lease termination costs originally recorded during 2008 when the restaurant was closed. During 2008, we recorded a loss of $3.5 million for asset impairment and lease obligations, along with the sales, costs and expenses attributable to this restaurant.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Restaurant Sales. Restaurant sales increased by $6.3 million, or 9.1%, to $75.8 million during 2008 from $69.5 million during the prior year primarily attributed to restaurant sales generated from the opening of five new restaurants since November 2007, partially offset by overall traffic declines at our existing restaurants resulting from the slowing U.S. economy which has negatively impacted overall consumer traffic in the restaurant industry. Higher menu pricing of approximately 3.8% was more than offset by reduced guest traffic as comparable restaurant sales declined 7.2% during 2008.

Cost of Sales. Cost of sales increased by $1.1 million, or 5.8%, to $20.7 million during 2008 from $19.6 million during 2007. Cost of sales as a percentage of restaurant sales decreased 0.9% to 27.3% during 2008 from 28.2% during the prior year. Cost of sales during 2008 was positively affected by increased purchasing efficiency and reduced waste attributed to the rollout of an automated food cost and inventory management system that was completed during July 2008.

Labor. Labor costs for our restaurants increased $3.8 million, or 17.8%, to $25.4 million during 2008 from $21.6 million during 2007. The increase was primarily due to the opening of five new restaurants since November 2007. As a percentage of restaurant sales, labor costs increased 2.5% to 33.5% during 2008 from 31.0% during 2007. The increase in labor costs as a percentage of restaurant sales was primarily due to reduced leverage of fixed labor costs resulting from lower average weekly sales during 2008. In addition, higher average salaries to attract and retain qualified restaurant managers and federal and state minimum wage increases implemented during 2008 contributed to increased labor costs as a percentage of sales.

Occupancy. Occupancy expense increased by $0.7 million, or 15.5%, to $5.2 million during 2008 from $4.5 million during 2007. Occupancy expenses as a percentage of restaurant sales increased 0.4% to 6.8% during 2008 from 6.4% during 2007. The increase reflects decreased leverage of the fixed portion of these costs from lower average weekly sales, partially offset by reduced percentage rent.

Restaurant Operating Expenses. Restaurant operating expenses increased by $1.8 million, or 19.4%, to $11.3 million during 2008 from $9.5 million during 2007. Restaurant operating expenses as a percentage of restaurant sales increased 1.3% to 14.9% during 2008 from 13.6% during the prior year period. During 2008, we incurred higher repair and maintenance costs to refurbish our mature units in addition to higher utilities and increased training costs. Furthermore, reduced leverage of fixed operating costs resulting from lower average weekly sales contributed to the increase in restaurant operating expenses as a percentage of sales.

General and Administrative. General and administrative expenses increased by $1.1 million, or 15.4%, to $8.4 million during 2008 from $7.3 million during 2007. The increase is primarily attributable to planned investments in corporate personnel to support our growth, costs associated with our stockholder rights plan adopted in May 2008, separation costs related to the resignation of our chief operating officer, and higher professional fees. General and administrative expenses as a percentage of restaurant sales increased 0.6% to 11.1% of restaurant sales during 2008 compared to 10.5% of restaurant sales during 2007. During January 2009, we downsized and realigned certain staff at the corporate office which we estimate will result in approximately $0.8 million of savings during 2009.

Preopening Expense. Preopening expense increased by $0.1 million, or 5.6%, to $2.1 million during 2008 compared to $2.0 million during 2007. Preopening expense for 2008 primarily relates to expenses associated with three restaurants opened during 2008, one restaurant opened during January 2009, and other restaurants scheduled to

open during 2009. During 2007, preopening expense reflected costs associated with opening four restaurants during 2007.

Depreciation and Amortization. Depreciation and amortization expense increased $1.1 million, or 20.6%, to $6.5 million during 2008 from $5.4 million during 2007. The increase was primarily the result of additional depreciation and amortization from five restaurants opened since November 2007. Depreciation and amortization expense as a percentage of restaurant sales increased 0.8% to 8.6% during 2008 from 7.8% during 2007 reflecting decreased leverage from lower average weekly sales.

Asset Impairment Charge. Asset impairment charge of $3.2 million during 2008, or 4.2% of restaurant sales resulted from the evaluation of restaurants that have not been meeting sales, profitability, and cash flow targets. This evaluation resulted in long-lived asset impairment charges of $3.2 million for our Lincolnshire, Illinois restaurant. We intend to continue operating this restaurant and believe that the operating performance of this restaurant can be improved.

Interest Income and Other, Net. Interest income and other, net decreased $0.3 million, or 52.0%, to $0.3 million during 2008 from $0.6 million during 2007. This decrease is primarily due to lower average investment balances, coupled with lower average interest rates, as compared to the same period last year. In addition, we recognized a loss of approximately $0.1 million on our investments as the fair value of the put option on our auction rate securities was determined to be less than the impairment recorded on our auction rate securities. Please refer to Note 3 to the consolidated financial statements for discussion of our investment in auction rate securities.

Interest Expense. Interest expense decreased slightly due to lower average debt balances during 2008 as compared to 2007.

Provision for Income Taxes. During 2008, we recorded income taxes of $0.2 million primarily for states in which income taxes are not calculated based upon net income. During 2007, we incurred $0.4 million of federal and state tax expense, including a non-cash charge of $0.2 million related to stock options exercised during 2007 which required the recording of additional tax expense under accounting rules for stock-based compensation.

Loss from Discontinued Operations, Net of Tax. During September 2008, we closed our Naples, Florida restaurant to focus our attention on our profitable restaurants. As a result of the closure, we determined that the closure met the criteria for classification as a discontinued operation during 2008. Accordingly, all impairment charges and exit costs, along with the sales, costs and expenses and income taxes attributable to this restaurant are included in discontinued operations for all periods presented. See Note 2 to the consolidated financial statements for additional discussion.

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the following:

- timing of new restaurant openings and related expenses;
- restaurant operating costs and preopening costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;
- labor availability and costs for hourly and management personnel;
- profitability of our restaurants, especially in new markets;
- increases and decreases in comparable restaurant sales;
- impairment of long-lived assets and any loss on restaurant closures;
- changes in borrowings and interest rates;
- general economic conditions;
- weather conditions or natural disasters;
- timing of certain holidays;
- changes in government regulations;

- outside shareholder activities;
- settlements, damages and legal costs associated with litigation;
- new or revised regulatory requirements and accounting pronouncements;
- changes in consumer preferences and competitive conditions; and
- fluctuations in commodity prices.

Quarterly Results of Operations

The following table presents unaudited consolidated statement of operations data for each of the eight quarters in the period ended December 31, 2009. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarter Ended							
	2009				2008			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data)							
Consolidated Statement of Operations Data:								
Restaurant sales	$ 19,455	$ 21,468	$ 20,173	$ 19,999	$ 18,103	$ 19,685	$ 19,454	$ 18,573
Costs and expenses:								
Cost of sales	5,097	5,461	5,267	5,233	5,193	5,369	5,254	4,914
Labor	6,749	7,269	7,117	7,382	6,127	6,380	6,496	6,393
Occupancy	1,520	1,536	1,655	1,746	1,256	1,244	1,260	1,397
Restaurant operating expenses	3,030	3,242	3,296	3,588	2,588	2,902	2,978	2,846
General and administrative	1,887	2,661	1,590	2,062	1,852	2,026	2,079	2,459
Preopening expense	500	352	480	353	178	541	471	883
Depreciation and amortization	1,741	1,812	1,820	1,941	1,566	1,584	1,656	1,741
Asset impairment charge	—	—	—	16,915	—	—	—	3,219
Total costs and expenses	20,524	22,333	21,225	39,220	18,760	20,046	20,194	23,852
Loss from operations	(1,069)	(865)	(1,052)	(19,221)	(657)	(361)	(740)	(5,279)
Nonoperating expenses:								
Interest income and other, net	48	77	44	35	204	105	62	(75)
Interest expense	(32)	(99)	(22)	(21)	(34)	(17)	—	—
Loss from continuing operations before provision for income taxes	(1,053)	(887)	(1,030)	(19,207)	(487)	(273)	(678)	(5,354)
Provision for income taxes	30	30	5	—	75	75	55	-
Loss from continuing operations	(1,083)	(917)	(1,035)	(19,207)	(562)	(348)	(733)	(5,354)
(Loss) gain from discontinued operations	(13)	703	—	—	(111)	(187)	(3,161)	(45)
Net loss	$(1,096)	$ (214)	$ (1,035)	$ (19,207)	$ (673)	$ (535)	$ (3,894)	$ (5,399)
Net (loss) income per share – Basic and diluted:								
Continuing operations	$ (0.14)	$ (0.11)	$ (0.11)	$ (2.10)	$ (0.07)	$ (0.04)	$ (0.09)	$ (0.67)
Discontinued operations	—	0.08	—	—	(0.01)	(0.03)	(0.40)	—
Net loss	$ (0.14)	$ (0.03)	$ (0.11)	$ (2.10)	$ (0.08)	$ (0.07)	$ (0.49)	$ (0.67)
Weighted average shares used in computation:								
Basic and diluted	8,016	8,278	9,141	9,144	8,134	8,081	7,998	8,003

Liquidity and Capital Resources

Our primary capital requirements are for new restaurant development. Subject to availability of capital on terms acceptable to us, we will pursue additional leases based on significant economic opportunity. Similar to many restaurant chains, we utilize operating lease arrangements for all of our restaurant locations. We believe that our operating lease arrangements provide appropriate leverage for our capital structure in a financially efficient manner. We are typically required to expend cash to perform site-related work and to construct and equip each restaurant. The average investment cost for our restaurants depends upon the type of lease entered into, the amount of tenant improvement allowance we receive from landlords, and whether we assume responsibility for the construction of the building. We expect the cash investment cost of our typical restaurant to be approximately $2.5 million, net of landlord tenant improvement allowances between $0.7 million and $1.2 million, and excluding cash preopening expenses of approximately $0.4 million. We expect these costs will vary from one market to another based on real estate values, zoning regulations, permitting requirements, labor markets and other variables. Restaurants that are subject to ground leases and do not receive landlord tenant improvement allowances typically require a significantly higher cash investment. We also require capital resources to maintain our existing base of restaurants and to further expand and strengthen the capabilities of our corporate and information technology infrastructures.

The following tables set forth, for the periods indicated, a summary of our key liquidity measurements (amounts in thousands):

	December 31, 2009	December 31, 2008
Cash and short-term investments(1)	$ 2,890	$ 2,847
Net working capital (deficit)(2)	(5,054)	(7,653)

(1) At December 31, 2009 and 2008, cash and short-term investments exclude $5.8 million and $6.5 million, respectively, in auction rate securities that are used as collateral for the line of credit. Proceeds from the sale of auction rate securities are used to reduce the outstanding balance on the line of credit.

(2) The working capital deficit at December 31, 2009, is primarily attributable to accruals for payroll, legal fees, and severance. The working capital deficit at December 31, 2008 is principally due to $6.5 million of investments in auction rate securities which were classified as non-current assets.

	2009	2008
Cash provided by operating activities	$ 5,341	$ 6,693
Capital expenditures	12,021	17,146

Future Capital Requirements

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. Over the last several years, we funded development of new restaurants primarily from the proceeds of equity financing, debt financing, and cash flows from operations. Our future cash requirements and the adequacy of available funds will depend on many factors, including the operating performance of our restaurants, the pace of expansion, real estate markets, site locations, the nature of the arrangements negotiated with landlords and the credit market environment.

Our current operations generate sufficient cash flow to fund operations and general and administrative costs. We believe existing cash and short-term investments of $2.9 million in addition to cash flow from operations is sufficient to fund development costs required for our Baltimore restaurant. Any reduction of our cash flow from operations may cause a delay or cancellation of planned future restaurant development. As of December 31, 2009, we had a working capital deficit of $5.1 million. We plan to reduce this deficit through cost containment efforts and cash flow from operations. Financing to construct new restaurants may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact our growth plans, financial condition, and results of operations. Additional equity financing may result in dilution to current shareholders and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that may restrict our ability to operate our business.

Bridge Loan

On March 6, 2009, and as amended on April 7, 2009, we entered into a Note and Warrant Purchase Agreement with certain accredited investors whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes and warrants to purchase shares of our common stock. The principal and accrued interest outstanding under the notes were due and payable upon the closing of any offering of equity securities by our company generating gross proceeds to us of at least $2.5 million. For each $100,000 issued in notes, we issued to the noteholder three-year warrants to purchase 10,000 shares of our common stock at an aggregate exercise price per share of $2.29, which was equal to 120% of the five-day average of the closing price of our common stock during the five trading days prior to the date of issuance. The bridge loan, including accrued interest, was repaid during June 2009 upon completion of the rights offering described below. The holders of the notes exercised over-subscription rights granted in the agreement and purchased 482,178 shares or 18.5% of the total shares sold in the rights offering.

Rights Offering

As part of the Note and Warrant Purchase Agreement, we filed with the SEC a registration statement on Form S-3 to conduct a rights offering with targeted gross proceeds to us of $3,520,000 pursuant to which each of our stockholders received one non-transferrable subscription right for every 2.5 shares of common stock owned on April 17, 2009. Each subscription right entitled the holder to purchase one share of common stock at a price of $1.35 per share. The terms of the agreement provided that any shares of common stock that were not subscribed for in the rights offering by existing stockholders were offered to the holders of the notes on a pro rata basis based on the aggregate principal amount of notes outstanding and at the same subscription price as offered to the holders of subscription rights granted under the rights offering. We sold 2,608,045 shares of common stock pursuant to the rights offering and received net proceeds of $3,245,000 after deducting $275,000 in expenses. A portion of the net proceeds was used to repay amounts owed on the notes, and the remaining proceeds are being utilized to fund capital expenditure requirements.

Equipment Loans

As of December 31, 2009, we had five equipment term loans with a lender, each collateralized by restaurant equipment. The outstanding principal balance under these loans aggregated $1.3 million. The loans bear interest at rates ranging from 7.0% to 8.5% and require monthly principal and interest payments aggregating approximately $71,000. The loans mature between June 2010 and June 2012. The loans also require us to maintain certain financial covenants, including a Fixed Charge Coverage Ratio of 1.25:1.00 calculated at the end of each calendar year, and we were in compliance with all such financial covenants as of December 31, 2009.

Credit Facility

During October 2008, as part of the settlement agreement with UBS, our broker from which we purchased auction rate security instruments, we entered into a line of credit that is secured by the auction rate security instruments held with UBS. Available borrowings under the line of credit are based upon terms specified in the agreement and subject to adjustment by UBS after consideration of various factors. At December 31, 2009, $5,800,000 was outstanding under the line of credit. Borrowings under the line of credit are callable by UBS at any time. The line of credit is classified as short-term in the accompanying consolidated balance sheets as the loan expires on June 30, 2010. The cost of the line of credit effectively offsets the interest earned on the auction rate securities. See Note 3 to the consolidated financial statements for further information on the auction rate securities and the settlement agreement.

Cash Flows

The following table summarizes our primary sources and uses of cash during the periods presented.

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Net cash provided by (used in):			
Operating activities	$ 5,341	$ 6,693	$ 5,701
Investing activities	(11,316)	(10,118)	(12,781)
Financing activities	5,902	911	10,137
Net (decrease) increase in cash and cash equivalents	$ (73)	$ (2,514)	$ 3,057

Operating Activities. During 2009, net cash provided by operating activities was $5.3 million and exceeded our net loss by $26.9 million due principally to non-cash asset impairment charges, depreciation and amortization, and the timing of payment for accrued expenses. During 2008, net cash provided by operating activities was $6.7 million and exceeded our net loss by $17.2 million primarily due to depreciation and amortization, non-cash asset impairment charges, and an increase in the deferred rent liability, partially offset by our net loss of $10.5 million. During 2007, net cash provided by operating activities was $5.7 million and exceeded our net loss by $6.4 million due principally to the effect of depreciation and amortization and an increase in the deferred rent liability.

Investing activities. We fund the development and construction of new restaurants primarily with cash and investments. Net cash used in investing activities during 2009 was $11.3 million primarily reflecting $12.0 million to fund construction of four restaurants opened during the year. Net cash used in investing activities was $10.1 million during 2008 reflecting $17.1 million to fund construction at three restaurants opened during 2008 and one restaurant opened during January 2009, as well as capital expenditures for existing restaurants and other restaurants scheduled to open during 2009. This increase was partially offset by $7.3 million in proceeds from the sale of investments to fund this construction. Net cash used in investing activities was $12.8 million during 2007 which consisted primarily of $12.8 million in expenditures for leasehold improvements and restaurant equipment principally to construct new restaurants.

Financing Activities. Net cash provided by financing activities was $5.9 million during 2009 reflecting $3.3 million in net borrowings under our line of credit and $3.2 million in net proceeds from the subscription rights offering completed during June 2009, partially offset by $0.7 million in principal payments on equipment loans. Net cash provided by financing activities was $0.9 million during 2008 principally consisting of $2.5 million in net borrowings under our line of credit offset by the purchase of 116,200 shares of common stock under our stock repurchase program at a total cost of $1.0 million, and $0.7 million in principal payments on equipment notes. Net cash provided by financing activities was approximately $10.1 million during 2007 consisting primarily of $10.0 million in net proceeds from the sale of common stock in a private placement transaction, $0.6 million in proceeds primarily from the issuance of common stock as a result of the exercise of stock options and warrants, partially offset by $0.6 million of principal payments on equipment loans.

Aggregate Contractual Obligations

The following table sets forth our contractual commitments as of December 31, 2009 (in thousands).

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term notes payable, including current portion	$ 1,320	$ 684	$ 636	$ —	$ —
Interest on notes payable	116	81	35	—	—
Line of credit(1)	5,800	5,800	—	—	—
Operating leases	61,972	6,699	14,150	13,490	27,633
Total	$ 69,208	$ 13,264	$14,821	$ 13,490	$ 27,633

(1) The line of credit expires on June 30, 2010, but is callable upon demand. See Note 8 to the consolidated financial statements for further information.

The table above does not include obligations related to lease renewal option periods even if it is reasonably assured that we will exercise the related option. In addition, the table above does not reflect unrecognized tax benefits of $140,000, the timing of which is uncertain. Refer to Note 9 of the Consolidated Financial Statements for additional discussion on unrecognized tax benefits. We have evaluated and determined that we do not have any purchase obligations as defined in the SEC Final Rule No. 67, *Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations*.

Off-Balance Sheet Arrangements

We had no off-balance sheet guarantees or off-balance sheet arrangements as of December 31, 2009.

Critical Accounting Policies

Critical accounting policies are those that we believe are most important to the portrayal of our financial condition and results of operations and also require our most difficult, subjective, or complex judgments. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under various conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgment that is involved in preparing our consolidated financial statements.

Fair Value Measurements

Our investment portfolio includes auction rate securities that are reflected at estimated fair value in the consolidated balance sheets. We held auction rate securities with a par value of $5.8 million which are classified as trading securities at December 31, 2009. Historically, due to the auction process that reset interest rates at pre-determined calendar intervals, quoted market prices were readily available, which would have qualified as Level 1 under the fair value hierarchy. Since February 2008, events in the credit markets have adversely affected the auction market and auctions for these securities have failed, and, therefore, we were required to determine the fair value of our auction rate securities using valuation models obtained from third parties. We also elected to apply fair value accounting to the put option received from our broker as the put option acts as an economic hedge against any further price movement in the auction rate securities and enables us to recognize future changes in the fair value of the put option as those changes occur to offset fair value movements in the auction rate securities.

As we rely on unobservable (Level 3) inputs, which are highly subjective, in determining the fair value of our auction rate security instruments and related put option, the valuations could vary significantly based on our assumptions. We use a discounted cash flow model to value our auction rate security instruments. The valuation models require numerous assumptions and assessments, including the following: (i) collateralization underlying each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) the creditworthiness of the counterparty; and (iv) the current illiquidity of the investments. We determine the fair value of our put option through comparison of the fair value of each auction rate security instrument to its par value and then discount this amount by a rate reflective of the risk of default by the issuer between the valuation date and the expected exercise date of the put option. These assumptions, assessments

and the interpretations of relevant market data are subject to uncertainties, are difficult to predict and require significant judgment. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value. The fair value of our auction rate securities could change significantly based on market conditions and continued uncertainties in the credit markets.

Property and Equipment

We record property and equipment at cost less accumulated depreciation and we select useful lives that reflect the actual economic lives of the underlying assets. We amortize leasehold improvements over the shorter of the useful life of the asset or the related lease term. We calculate depreciation using the straight-line method for financial statement purposes. We capitalize improvements and expense repairs and maintenance costs as incurred. We are often required to exercise judgment in our decision whether to capitalize an asset or expense an expenditure that is for maintenance and repairs. Our judgments may produce materially different amounts of repair and maintenance or depreciation expense if different assumptions were used.

We evaluate property and equipment for impairment whenever events or changes in restaurant operating results indicate that the carrying value of those assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant negative industry or economic trends; and significant changes in legal factors or in the business climate. The assessment of impairment is performed on a restaurant-by-restaurant basis. The recoverability is assessed by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If indicators of impairment are present and if we determine that the carrying value of the asset exceeds the fair value of the restaurant assets, an impairment charge is recorded to reduce the carrying value of the asset to its fair value. Calculation of fair value requires significant estimates and judgments which could vary significantly based on our assumptions.

During 2009 and 2008, we recorded non-cash asset impairment charges for underperforming restaurants. We continue to monitor the operating performance of each individual restaurant. We may be required to record impairment charges in the future if certain restaurants perform below expectations.

Leasing Activities

We lease all of our restaurant properties. At the inception of the lease, we evaluate each property and classify the lease as an operating or capital lease in accordance with applicable accounting standards. We exercise significant judgment in determining the estimated fair value of the restaurant as well as the discount rate used to discount the future minimum lease payments. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can reasonably be assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases.

Our lease term used for straight-line rent expense is calculated from the date we take possession of the leased premises through the lease termination date. There is potential for variability in our "rent holiday" period which typically begins on the possession date and ends on the store open date. Factors that may affect the length of the rent holiday period generally include construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater rent expensed during the rent holiday period.

We record contingent rent expense based on a percentage of restaurant sales, which exceeds minimum base rent, over the periods the liability is incurred. Contingent rent expense is recorded prior to achievement of specified sales levels if achievement of such amounts is considered probable and estimable.

Income Taxes

We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates consider, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Deferred income tax assets and liabilities are recognized for the expected future income tax consequences of carryforwards and temporary differences between the book and tax basis of assets and liabilities. Valuation allowances are established for deferred tax assets that are deemed more likely than not to be realized in the near term. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we establish valuation allowances to offset any deferred tax asset recorded. The valuation allowance is based on our estimates of future taxable income in each jurisdiction in which we operate, tax planning strategies, and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, we may be unable to implement certain tax planning strategies or adjust these estimates in future periods. As we update our estimates, we may need to establish an additional valuation allowance which could have a material negative impact on our results of operations or financial position, or we could reduce our valuation allowances which would have a favorable impact on our results of operations and financial position.

Stock-Based Compensation

We apply the Black-Scholes valuation model in determining the fair value of stock option awards, which requires the use of a number of highly complex and subjective variables. These variables include, but are not limited to the actual and projected employee and director stock option exercise behavior, expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the historical volatility of a peer group of companies over the expected life of the option as we do not have enough history trading as a public company to calculate our own stock price volatility. We utilize historical data to estimate option exercise and employee termination behavior within the valuation model. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. We also estimate forfeitures at the time of grant and revise these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate forfeitures based on our expectation of future experience while considering our historical experience. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the consolidated statement of operations. We are also required to establish deferred tax assets for expense relating to options that would be expected to generate a tax deduction under their original terms. The recoverability of such assets are dependent upon the actual deduction that may be available at exercise and can further be impaired by either the expiration of the option or an overall valuation reserve on deferred tax assets.

We believe the estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

Recent Accounting Pronouncements

See the Recent Accounting Pronouncements section of Note 1 to our consolidated financial statements for a summary of new accounting standards.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rates

We are exposed to market risk primarily from fluctuations in interest rates on our investments. We held approximately $6.3 million in investments, including $5.8 million of auction rate securities, as of December 31, 2009. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. For 2009, the average interest rate earned on our investments was approximately 1.4%. A hypothetical 100 basis point decline in the interest rate earned on our investments would decrease our interest income by approximately $50,000.

Primary Market Risk Exposures

Our primary market risk exposures are in the areas of commodity costs. Many of the food products purchased by us can be subject to volatility due to changes in weather, production, availability, seasonality, and other factors outside our control. Substantially all of our food and supplies are available from several sources, which helps to diversify our overall commodity cost risk. We also believe that we have the ability to increase certain menu prices in response to food commodity price increases.

Item 8. *Financial Statements and Supplementary Data*

Reference is made to the consolidated financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statements, notes, and report are incorporated herein by reference.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A(T). *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our reports filed under the Exchange Act within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the securities laws, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the

financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report on Form 10-K for the year ended December 31, 2009.

Changes in Internal Control Over Financial Reporting

There has not been any change in our internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item relating to our directors is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2010 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Part I, Item 1 "Business – Executive Officers."

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2010 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2010 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2010 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2010 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of the report:

(1) Financial Statements

Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) Financial Statement Schedules

No financial statement schedules are included because such schedules are not applicable, are not required, or because required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit Number	**Exhibit**
3.1	Amended and Restated Certificate of Incorporation of the Registrant (2)
3.3	Amended and Restated Bylaws of Kona Grill, Inc., as of October 30, 2007 (6)
3.4	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of Kona Grill, Inc. (8)
4.1	Form of Common Stock Certificate (3)
4.2	Kona Grill, Inc. Stockholders' Agreement, dated August 29, 2003 (3)
4.3	Kona Grill, Inc. Series A Investor Rights Agreement, dated August 29, 2003 (3)
4.4	Amendment No. 1 to Kona Grill, Inc. Series A Investor Rights Agreement, dated May 31, 2005 (3)
4.9	Form of First Amended and Restated Promissory Note, dated April 7, 2009, among Kona Grill, Inc. and the investor parties thereto (10)
4.10	Form of Warrant
10.6(a)	Loan Agreement, dated May 19, 2003, between GE Capital Franchise Finance Corporation and Kona Grill Kansas City, Inc. (1)
10.6(b)	Promissory Note, dated May 19, 2003, issued by Kona Grill Kansas City, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.7(a)	Loan Agreement, dated April 30, 2004, between GE Capital Franchise Finance Corporation and Kona Grill Las Vegas, Inc. (1)
10.7(b)	Promissory Note, dated April 30, 2004, issued by Kona Grill Las Vegas, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.8(a)	Form of Equipment Loan and Security Agreement (i) dated as of September 2, 2004, between Kona Grill Denver, Inc. and GE Capital Franchise Finance Corporation; (ii) dated as of December 31, 2004, between Kona Grill Omaha, Inc. and GE Capital Franchise Finance Corporation; and (iii) dated January 21, 2005 between Kona Grill Indiana, Inc. and GE Capital Franchise Finance Corporation (1)
10.8(b)	Form of Equipment Promissory Note, each in favor of GE Capital Franchise Finance Corporation (i) dated as of April 22, 2005, issued by Kona Grill Omaha, Inc.; and (ii) dated as of May 20, 2005, issued by Kona Grill Indiana, Inc. (1)
10.8(c)	Equipment Promissory Note, dated September 17, 2004, issued by Kona Grill Denver, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.10*	Kona Grill, Inc. 2002 Stock Plan (as of November 13, 2002) (1)
10.11*	Kona Grill, Inc. 2005 Stock Award Plan (2)
10.12*	Kona Grill, Inc. 2005 Employee Stock Purchase Plan (amended as of August 15, 2005) (4)
10.15*	Form of Stock Option Agreement (2005 Stock Award Plan) (5)
10.17	Securities Purchase Agreement, dated November 1, 2007, among Kona Grill, Inc. and the investor parties thereto (7)
10.21	Note and Warrant Purchase Agreement, dated March 6, 2009, among Kona Grill, Inc. and the investor parties thereto (9)

Exhibit Number	Exhibit
10.22*	Employment Agreement, dated as of May 11, 2009, between the Company and Marcus E. Jundt (11)
10.23*	Employment Agreement, dated as of May 11, 2009, between the Company and Mark L. Bartholomay (11)
10.24*	Employment Agreement, dated as of May 11, 2009, between the Company and Mark S. Robinow (11)
10.25*	Separation Agreement, dated as of August 6, 2009, between the Company and Marcus E. Jundt (12)
10.26*	Employment Agreement, dated as of November 2, 2009, between the Company and Marc A. Buehler (13)
10.27*	Separation Agreement, dated as of November 24, 2009, between the Company and Mark L. Bartholomay (14)
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed with the Commission on June 3, 2005.
(2) Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 8, 2005.
(3) Incorporated by reference to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 21, 2005.
(4) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-127593), as filed with the Commission on August 16, 2005.
(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the Commission on May 8, 2006.
(6) Incorporated by reference to the Registrant's Form 8-K filed on November 5, 2007.
(7) Incorporated by reference to the Registrant's Form 8-K filed on November 6, 2007.
(8) Incorporated by reference to the Registrant's Form 8-K filed on May 28, 2008.
(9) Incorporated by reference to the Registrant's Form 8-K filed on March 9, 2009.
(10) Incorporated by reference to the Registrant's Form 8-K filed on April 10, 2009.
(11) Incorporated by reference to the Registrant's Form 8-K filed on May 14, 2009.
(12) Incorporated by reference to the Registrant's Form 8-K filed on August 12, 2009.
(13) Incorporated by reference to the Registrant's Form 8-K filed on November 3, 2009.
(14) Incorporated by reference to the Registrant's Form 8-K filed on November 27, 2009.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONA GRILL, INC.

/s/ Marc A. Buehler
Marc A. Buehler
President and Chief Executive Officer

Date: March 4, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Capacity	Date
/s/ Marc A. Buehler Marc A. Buehler	President, Chief Executive Officer and Director (Principal Executive Officer)	March 4, 2010
/s/ Mark S. Robinow Mark S. Robinow	Executive Vice President, Chief Financial Officer, and Secretary (Principal Accounting and Financial Officer)	March 4, 2010
/s/ Richard J. Hauser Richard J. Hauser	Director	March 4, 2010
/s/ Douglas G. Hipskind Douglas G. Hipskind	Director	March 4, 2010
/s/ Berke Bakay Berke Bakay	Director	March 4, 2010
/s/ Anthony L. Winczewski Anthony L. Winczewski	Director	March 4, 2010
/s/ Mark A. Zesbaugh Mark Zesbaugh	Director	March 4, 2010

KONA GRILL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Kona Grill, Inc.

We have audited the accompanying consolidated balance sheets of Kona Grill, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kona Grill, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 4, 2010

KONA GRILL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,404	$ 2,477
Investments	6,282	370
Receivables	308	980
Other current assets	1,111	938
Total current assets	10,105	4,765
Long-term investments	—	6,491
Other assets	668	794
Property and equipment, net	39,190	53,504
Total assets	$ 49,963	$ 65,554
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,922	$ 4,335
Accrued expenses	5,753	4,878
Current portion of notes payable	684	717
Line of credit	5,800	2,488
Total current liabilities	15,159	12,418
Notes payable	636	1,320
Deferred rent	16,185	16,218
Total liabilities	31,980	29,956
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 2,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized, 9,262,895 shares issued and 9,146,695 shares outstanding at December 31, 2009 and 6,628,191 shares issued and 6,511,991 shares outstanding at December 31, 2008	93	66
Additional paid-in capital	57,649	53,739
Accumulated deficit	(38,759)	(17,207)
Treasury stock, at cost, 116,200 shares at December 31, 2009 and 2008	(1,000)	(1,000)
Total stockholders' equity	17,983	35,598
Total liabilities and stockholders' equity	$ 49,963	$ 65,554

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2009	2008	2007
Restaurant sales	$ 81,095	$ 75,815	$ 69,521
Costs and expenses:			
Cost of sales	21,058	20,730	19,600
Labor	28,517	25,396	21,554
Occupancy	6,457	5,157	4,465
Restaurant operating expenses	13,156	11,314	9,479
General and administrative	8,200	8,416	7,294
Preopening expense	1,685	2,073	1,962
Depreciation and amortization	7,314	6,547	5,428
Asset impairment charge	16,915	3,219	—
Total costs and expenses	103,302	82,852	69,782
Loss from operations	(22,207)	(7,037)	(261)
Nonoperating expenses:			
Interest income and other, net	204	296	617
Interest expense	(174)	(51)	(85)
(Loss) income from continuing operations before provision for income taxes	(22,177)	(6,792)	271
Provision for income taxes	65	205	406
Loss from continuing operations	(22,242)	(6,997)	(135)
Gain (loss) from discontinued operations, net of tax	690	(3,504)	(534)
Net loss	$ (21,552)	$ (10,501)	$ (669)
Net loss per share – Basic and Diluted (Note 1):			
Continuing operations	$ (2.57)	$ (0.87)	$ (0.02)
Discontinued operations	0.08	(0.43)	(0.07)
Net loss	$ (2.49)	$ (1.30)	$ (0.09)
Weighted average shares used in computation (Note 1):			
Basic	8,645	8,054	7,364
Diluted	8,645	8,054	7,364

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount					
Balances at December 31, 2006	5,848	$ 58	$ 41,722	$ (5,957)	$ —	$ (1)	$ 35,822
Cumulative effect adjustment upon adoption of FIN 48	—	—	15	(80)	—	—	(65)
Tax benefit from stock option exercises	—	—	145	—	—	—	145
Stock-based compensation expense	—	—	607	—	—	—	607
Issuance of common stock, net of $594 of offering expenses	650	7	9,962	—	—	—	9,969
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	110	1	620	—	—	—	621
Net loss	—	—	—	(669)	—	—	(669)
Unrealized holding gain (loss), net	—	—	—	—	—	1	1
Comprehensive loss							(668)
Balances at December 31, 2007	6,608	66	53,071	(6,706)	—	—	46,431
Stock-based compensation expense	—	—	582	—	—	—	582
Purchase of treasury stock	(116)	—	—	—	(1,000)	—	(1,000)
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	20	—	86	—	—	—	86
Net loss	—	—	—	(10,501)	—	—	(10,501)
Unrealized holding gain (loss), net	—	—	—	—	—	—	—
Comprehensive loss							(10,501)
Balances at December 31, 2008	6,512	66	53,739	(17,207)	(1,000)	—	35,598
Stock-based compensation expense	—	—	560	—	—	—	560
Issuance of common stock, net of $275 of offering expenses	2,608	26	3,219	—	—	—	3,245
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	27	1	61	—	—	—	62
Warrants issued with bridge loan	—	—	70	—	—	—	70
Net loss	—	—	—	(21,552)	—	—	(21,552)
Unrealized holding gain (loss), net	—	—	—	—	—	—	—
Comprehensive loss							(21,552)
Balances at December 31, 2009	9,147	$ 93	$ 57,649	$ (38,759)	$ (1,000)	$ —	$ 17,983

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities			
Net loss	$ (21,552)	$ (10,501)	$ (669)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	7,314	6,805	5,791
Stock-based compensation	560	582	607
Asset impairment	16,915	5,377	—
Amortization of debt discount	70	—	—
Excess tax benefit related to stock option exercises	—	—	(160)
Change in operating assets and liabilities:			
Receivables	672	116	(147)
Other current assets	(173)	455	(652)
Accounts payable	693	(218)	(1,123)
Accrued expenses	875	853	603
Deferred rent	(33)	3,224	1,451
Net cash provided by operating activities	5,341	6,693	5,701
Investing activities			
Purchase of property and equipment	(12,021)	(17,146)	(12,755)
Decrease (increase) in other assets	126	(299)	(88)
Net purchases and sales of investments	579	7,327	62
Net cash used in investing activities	(11,316)	(10,118)	(12,781)
Financing activities			
Net borrowings on line of credit	3,312	2,488	—
Repayments of notes payable	(717)	(663)	(613)
Proceeds from bridge loan	1,200	—	—
Repayment of bridge loan	(1,200)	—	—
Proceeds from issuance of common stock, net of issuance costs	3,245	—	9,969
Proceeds from issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	62	86	621
Purchase of treasury stock	—	(1,000)	—
Excess tax benefit related to stock option exercises	—	—	160
Net cash provided by financing activities	5,902	911	10,137
Net (decrease) increase in cash and cash equivalents	(73)	(2,514)	3,057
Cash and cash equivalents at the beginning of the year	2,477	4,991	1,934
Cash and cash equivalents at the end of the year	$ 2,404	$ 2,477	$ 4,991
Supplemental disclosures of cash flow information			
Cash paid for interest (net of capitalized interest)	$ 104	$ 51	$ 85
Cash paid for income taxes, net of refunds	$ 74	$ 110	$ —
Noncash investing activities			
(Decrease) increase in accounts payable related to property and equipment additions	$ (2,106)	$ 1,229	$ (169)

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. The Company and Summary of Significant Accounting Policies

Description of Business

Kona Grill, Inc. (referred to herein as the "Company" or "we," "us," and "our") owns and operates upscale casual dining restaurants under the name "Kona Grill." Our restaurants feature a diverse selection of mainstream American dishes and award-winning sushi that are prepared fresh daily. We currently own and operate 24 restaurants in 15 states across the United States.

Basis of Presentation

The accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In connection with preparation of the consolidated financial statements, we evaluated subsequent events after the balance sheet date of December 31, 2009 through March 4, 2010, the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and highly liquid short-term fixed income securities with a maturity of 90 days or less when purchased. Amounts receivable from credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within one business day of the sales transaction.

Investments

Investments consist primarily of auction rate securities, certificates of deposit, and money market securities that are generally highly liquid in nature and represent the investment of cash that is available for current operations. We generally invest in high quality securities that are rated "AAA." We classify our investments based on the intended holding period. Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses, if any, reported as a separate component of stockholders' equity. Trading securities are carried at fair value with gains and losses reported in the consolidated statements of operations.

Inventories

Inventories consist of food and beverage products and are stated at the lower of cost or market using the first-in, first-out method. Inventories are included in other current assets in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, certificates of deposit, money market securities, receivables, accounts payable, and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. Investments in auction rate securities are recorded at fair value based on valuation models and methodologies using "Level 3" inputs as defined by accounting guidance for fair value measurements. The fair value of long-term debt is determined using current applicable rates for similar instruments and approximates the carrying value of such obligations.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk principally consist of cash and cash equivalents, investments and accounts receivable. Concentration of credit risk is limited by diversifying cash deposits among a variety of high credit-quality issuers. At times, cash and cash equivalent balances may be in excess of the FDIC insurance limit. Concentration of credit risk for our investments is limited by diversifying investments among a variety of high credit-quality issuers. We consider our concentration of credit risk with respect to receivables to be limited as the balance is primarily comprised of tenant improvement allowances from landlords.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. We capitalize all direct costs on the construction of leasehold improvements and capitalize interest during the construction and development period. Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease term that includes reasonably assured lease renewals as determined on the date of acquisition of the leasehold improvement. Improvements that materially extend the life of an asset are capitalized while repair and maintenance costs are expensed as incurred.

Depreciation and amortization are recorded on a straight-line basis over the following estimated useful lives:

Furniture and fixtures	5-7 years
Equipment	7 years
Computer software and electronic equipment	3 years
Leasehold improvements	Shorter of the useful life or the lease term

We evaluate property and equipment for impairment whenever events or changes in restaurant operating results indicate that the carrying value of those assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant negative industry or economic trends; and significant changes in legal factors or in the business climate. The assessment of impairment is performed on a restaurant-by-restaurant basis. The recoverability is assessed by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If indicators of impairment are present and if we determine that the carrying value of the asset exceeds the fair value of the restaurant assets, an impairment charge is recorded to reduce the carrying value of the asset to its fair value. See Note 2 for discussion of asset impairment charges recorded during 2008 and 2009.

Leases

We lease our restaurant locations under operating lease agreements with initial terms of approximately 10 to 20 years. Most of these agreements require minimum annual rent payments plus contingent rent payments based on a percentage of restaurant sales which exceed the minimum base rent. Contingent rent payments, to the extent they exceed minimum payments, are accrued over the periods in which the liability is incurred. Rent expense associated with these contingent payments is recorded prior to the achievement of specified sales levels if exceeding such amount is considered probable and is estimable. The lease agreements typically also require scheduled increases to minimum annual rent payments. For leases that contain rent escalations, we record the total rent payable over the initial lease term, starting on the date we gain possession of the property (including the construction period), on a straight-line basis. Any difference between minimum rent and straight-line rent is recorded as deferred rent. Deferred rent also includes tenant improvement allowances which are amortized as a reduction of rent expense on a straight-line basis over the initial term of the lease.

Revenue Recognition

Revenues from food, beverage, and alcohol sales are recognized when payment is tendered at the point of sale. Restaurant sales are recorded net of promotions and discounts. Revenues from gift card sales are recognized upon redemption. Prior to redemption, the outstanding balances of all gift cards are included in accrued expenses in the accompanying consolidated balance sheets.

Sales Taxes

Revenues are presented net of sales taxes. The obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for 2009, 2008, and 2007 was $1,063,000, $934,000, and $1,192,000, respectively, and is included in restaurant operating expenses in the accompanying consolidated statements of operations. Costs associated with the redemption of a promotion in the form of a coupon for a free or discounted product are recorded in cost of sales as the intent of the coupon is to generate additional restaurant sales through driving guest traffic. Costs associated with promotional giveaways of food and beverages to local businesses and sponsorship of events are viewed as advertising in nature and recorded in restaurant operating expenses in the accompanying consolidated statements of operations.

Preopening Expense

Costs directly related to the opening of new restaurants, including employee relocation, travel, employee payroll and related training costs, and rent expense subsequent to the date we take possession of the property through the restaurant opening, are expensed as incurred.

Stock-Based Compensation

We have two stock option plans under which we may issue incentive stock options, non-qualified stock options, restricted stock, and other types of awards to employees, directors, and consultants. Upon effectiveness of the 2005 Stock Award Plan, the 2002 Stock Award Plan was closed for purposes of new grants. During the last three years, we have only granted non-qualified stock options. Stock options issued under these plans are granted with an exercise price at or above the fair market value of the underlying common stock on the date of grant and generally expire five years from the date of grant. Employee stock options generally vest 25% each year over a four-year period, while annual recurring awards for non-employee director options vest 25% each quarter over a one-year period. Certain executive officer stock options may vest earlier in the event of a change of control or termination, as defined in the executive officer's employment agreement.

We apply the Black-Scholes valuation model in determining the fair value of stock option grants. We recognize compensation cost for our stock awards using a graded vesting schedule on a straight line basis over the requisite service period.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the consolidated financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates in effect in the years in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will more likely than not be realized.

We recognize the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We recognize accrued interest and penalties related to uncertain tax positions as income tax expense.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share excludes the dilutive effect of potential stock option and warrant exercises, which are calculated using the treasury stock method, as these shares are anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Numerator:			
Loss from continuing operations	$ (22,242)	$ (6,997)	$ (135)
Gain (loss) from discontinued operations	690	(3,504)	(534)
Net loss	$ (21,552)	$ (10,501)	$ (669)
Denominator:			
Weighted average shares — basic	8,645	8,054	7,364
Effect of dilutive stock options and warrants	—	—	—
Weighted average shares — diluted	8,645	8,054	7,364
Net loss per share – Basic and Diluted:			
Continuing operations	$ (2.57)	$ (0.87)	$ (0.02)
Discontinued operations	0.08	(0.43)	(0.07)
Net loss	$ (2.49)	$ (1.30)	$ (0.09)

On June 9, 2009, we completed our rights offering for which each holder of common stock as of the April 17, 2009 record date received one non-transferrable subscription right for every 2.5 shares of common stock. Each subscription right entitled our stockholders to purchase one share of common stock at a purchase price of $1.35 per share. The market price of our common stock was $3.93 per share on June 5, 2009, which was the expiration date of the rights offering. Since the $1.35 per share subscription price of common stock issued under the rights offering was lower than the $3.93 per share market price on June 5, 2009, the rights offering contained a bonus element. As a result, we retroactively increased the weighted average common shares outstanding used to compute basic and diluted earnings (loss) per share by an adjustment factor of 1.2309 for all periods presented prior to the completion of the rights offering.

For 2009, 2008, and 2007, there were approximately 965,000, 1,033,000, and 855,000, stock options and warrants outstanding, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been anti-dilutive.

Comprehensive Loss

Comprehensive loss is defined as the aggregate change in stockholders' equity, excluding changes in ownership interests. Comprehensive loss reported in the accompanying consolidated statements of stockholders' equity consists of net loss and unrealized gains or losses on available-for-sale securities.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board issued additional application guidance and enhanced disclosures regarding fair value measurements and impairment of securities. The guidance includes how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased. Enhanced disclosure requirements include the following: 1) interim disclosures regarding the fair values of financial instruments that are not currently reflected on the balance sheet at fair value; and 2) disclosure on the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. We adopted the additional guidance and disclosure requirements as of our second quarter ended June 30, 2009. The adoption did not have a material effect on our financial condition or results of operations.

2. Asset Impairment Charges and Discontinued Operations

Asset Impairment Charges

We review the carrying value of our long-lived assets on a restaurant-by-restaurant basis. During 2009, we recorded non-cash asset impairment charges of $16,915,000 for six underperforming restaurants based upon an assessment of each restaurant's historical operating performance combined with expected cash flows for these restaurants over the respective remaining lease term. We reduced the carrying value of these assets to their estimated fair value which was determined using a discounted cash flow model or the market value of each restaurant's assets. The six restaurants that comprise the asset impairment charge are located in the following cities: 1) Phoenix, Arizona; 2) Stamford, Connecticut; 3)West Palm Beach, Florida; 4) Oak Brook, Illinois; 5) Baton Rouge, Louisiana and 6) Sugar Land, Texas. We do not intend to close any of these restaurants at this time, but will continue to evaluate each of these restaurants on a case-by-case basis.

Additionally during 2008, we recorded non-cash charges of $3,219,000 for the impairment of long-lived assets at our Lincolnshire, Illinois restaurant based upon the restaurant's past and present operating performance combined with our assessment of expected cash flows from this location over the remainder of the original lease term. We intend to continue operating this restaurant and believe that the operating performance of this restaurant can be improved. No asset impairment charges were recorded during 2007.

Discontinued Operations

On September 13, 2008, we closed our Naples, Florida restaurant to focus our attention on the profitable locations and position our concept to generate profit from operations. As a result of the closure, we recorded non-cash asset impairment charges of $2,158,000 as well as ongoing contractual lease obligations, restaurant-level closing costs, and employee termination benefits, net of deferred costs, of approximately $800,000 during 2008.

Gain (loss) from discontinued operations includes both the historical results of operations as well as exit costs attributed to the Naples, Florida restaurant. During the second quarter of 2009, we entered into a settlement agreement for the termination of the lease for $700,000. As the settlement amount was less than the lease termination accrual previously recorded during 2008, we recorded a gain of $690,000, after deducting fees and other expenses, for 2009. Gain (loss) from discontinued operations, net of tax is comprised of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Restaurant sales	$ —	$ 1,531	$ 2,737
Gain (loss) from discontinued operations before income tax benefit	$ 690	$ (3,579)	$ (590)
Income tax benefit	—	75	56
Gain (loss) from discontinued operations, net of tax	$ 690	$ (3,504)	$ (534)

Activity associated with the lease termination accrual is summarized below (in thousands):

Balance at December 31, 2008	$	1,417
Cash payments		(546)
Non-cash activity		(690)
Balance at December 31, 2009	$	181

Non-cash activity reflects the revised estimate of lease termination costs based upon the settlement agreement discussed above. The lease settlement required an initial payment of $350,000 that was paid during July 2009 and the remaining amount, including interest at a 6% annual rate, is payable in 12 equal monthly installments beginning in August 2009. Settlement fees of $181,000 are included in accrued expenses on the accompanying consolidated balance sheet as of December 31, 2009.

3. Investments

The following is a summary of our investments (in thousands):

	Adjusted Cost	Gross Unrealized Losses	Estimated Fair Value
December 31, 2009			
Short-term investments:			
Certificates of deposit	$ 172	$ —	$ 172
Money market securities	314	—	314
Auction rate securities	5,433	—	5,433
Put option on auction rate securities	363	—	363
Total investments	$ 6,282	$ —	$ 6,282
December 31, 2008			
Short-term investments:			
Certificates of deposit	$ 370	$ —	$ 370
Long-term investments:			
Auction rate securities	5,858	—	5,858
Put option on auction rate securities	633	—	633
	6,491	—	6,491
Total investments	$ 6,861	$ —	$ 6,861

As of December 31, 2009, our investment portfolio included six auction rate securities with a par value of $5,800,000. These securities are AAA rated long term debt obligations secured by student loans, substantially all of which are guaranteed by the federal government under the Federal Family Education Loan Program. While the maturity dates of our auction rate securities range from 2029 to 2046, liquidity for these securities has historically been provided by an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. Since February 2008, events in the credit markets have adversely affected the auction market for these types of securities and auctions for our securities have failed to settle on their respective settlement dates. During August 2009, we were able to sell $800,000 of these securities at par value. The proceeds from the sale were used to pay down a portion of the outstanding balance under the line of credit.

Our auction rate securities are classified as trading securities as they are subject to an agreement we entered into with UBS during October 2008 pursuant to which UBS issued to us Series C-2 Auction Rate Securities Rights. The agreement allows us the right to sell our auction rate securities to UBS at full par value between June 30, 2010 and July 2, 2012. In conjunction with this agreement, we elected to apply the provisions of fair value accounting to this put option because the put option does not provide for net settlement, and the auction rate securities themselves are not readily convertible to cash. The put option does not meet the definition of a derivative, and thus, would not

be marked to fair value. We therefore elected to apply fair value accounting to our put option as the put option acts as an economic hedge against any further price movement in the auction rate securities and enables us to recognize future changes in the fair value of the put option as those changes occur to offset fair value movements in the auction rate securities. Also as part of this agreement, UBS agreed to provide a line of credit through June 30, 2010 that is secured by the auction rate securities held with UBS. Both the put option and the auction rate securities are marked to market value through the consolidated statements of operations each period (see Note 4 for discussion of how fair value measurements are determined). At December 31, 2009, the fair value of the put option was $363,000 and the fair value of the auction rate securities was $5,433,000. We recorded a net gain of $105,000 during 2009 and a net loss of $109,000 during 2008 for the fair value measurement of both the auction rate securities and the put option that is included in interest income and other, net. As of June 30, 2009, we reclassified our auction rate securities and put option from long-term to short-term investments on our consolidated balance sheet due to the expected timing of when these securities will be redeemed at par value by UBS. We continue to earn interest on our auction rate securities at the maximum contractual rate. Interest earned on the auction rate securities is used to reduce the outstanding balance under the line of credit.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, a three-tier value hierarchy has been established, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1: Fair values determined by quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access.

Level 2: Fair values utilize inputs other than quoted prices that are observable for the asset or liability, and may include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability.

Level 3: Fair values determined by unobservable inputs that are not corroborated by market data and may reflect the reporting entity's own assumptions market participants would use in pricing the asset or liability.

Our short-term investments in certificates of deposit and money market securities represent available-for-sale securities that are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Money market securities represent collateral for a letter of credit required under certain lease obligations.

Our investment in auction rate securities are classified within Level 3 because they are valued using a discounted cash flow model. We estimate the fair value of auction rate securities using valuation models provided by third parties and internal analyses. The valuation models require numerous assumptions and assessments, including the following: (i) collateralization underlying each security; (ii) present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) creditworthiness of the counterparty; and (iv) current illiquidity of the investments.

The fair value of the put option is determined through comparison of the fair value of each auction rate security to its par value and then discounted by a rate reflective of the risk of default by UBS between the valuation date and the expected exercise date of the put option. A discounted cash flow approach is used to value the difference between the par value and fair value of each security using a discount rate that considers the credit risk associated with UBS and the expected timing of when the put option will be exercised. The put option is adjusted at each balance sheet date based on its then fair value. The fair value of the put option is based on unobservable inputs and is therefore classified within Level 3 in the hierarchy. The following table presents information about our assets measured at fair value on a recurring basis at December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

Description	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2009
Certificates of deposit	$ 172	$ —	$ —	$ 172
Money market securities	314	—	—	314
Auction rate securities	—	—	5,433	5,433
Put option on auction rate securities	—	—	363	363
	$ 486	$ —	$ 5,796	$ 6,282

The following table summarizes the changes in fair value of our Level 3 assets (in thousands):

	Auction rate securities	Put option on auction rate securities
Balance at December 31, 2008	$ 5,858	$ 633
Transfer to Level 3	—	—
Total gains or losses (realized and unrealized)		
Included in earnings	375	(270)
Included in other comprehensive loss	—	—
Net settlements	(800)	—
Balance at December 31, 2009	$ 5,433	$ 363

As discussed in Note 2, we recorded asset impairment charges for long-lived assets associated with six of our restaurants. These long-lived assets had a carrying amount of $17,444,000 and were written down to their estimated fair value of $529,000. The fair value of each restaurant's long-lived assets was determined using either a discounted cash flow model or the market value of each restaurant's long-lived assets. The market value was determined based upon market prices for similar assets in active markets and are classified within Level 2. Valuations using discounted cash flows are classified within Level 3 as these valuations were determined by projecting future cash flows of each restaurant and discounting those cash flows at a rate reflective of current market conditions and factors specific to our company. The following table presents information about our assets measured at fair value on a non-recurring basis at December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

Description	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property and equipment	$ —	$ 427	$ 102	$ (16,915)

5. Receivables

Receivables consisted of the following (in thousands):

	December 31,	
	2009	2008
Landlord tenant improvement allowances	$ 300	$ 970
Other	8	10
Total receivables	$ 308	$ 980

No allowance for doubtful accounts has been recorded as collection of tenant improvement allowances and other receivables is considered probable.

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	
	2009	2008
Leasehold improvements	$ 44,878	$ 49,299
Equipment	12,491	13,406
Furniture and fixtures	3,208	3,548
	60,577	66,253
Less accumulated depreciation and amortization	(21,525)	(20,004)
	39,052	46,249
Construction in progress	138	7,255
Total property and equipment, net	$ 39,190	$ 53,504

7. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	
	2009	2008
Accrued payroll	$ 1,875	$ 1,846
Gift cards	859	654
Business and income taxes	739	663
Sales taxes	686	643
Accrued occupancy	192	255
Lease termination accrual	181	—
Other	1,221	817
Total accrued expenses	$ 5,753	$ 4,878

8. Debt and Credit Agreements

Line of Credit

During October 2008, as part of the settlement agreement with UBS, our broker from which we purchased auction rate security instruments, we entered into a line of credit that is secured by the auction rate security instruments held with UBS. Available borrowings under the line of credit are based upon terms specified in the agreement and are subject to adjustment by UBS after consideration of various factors. At December 31, 2009, $5,800,000 was outstanding under the line of credit. Borrowings under the line of credit are callable by UBS at any time. The line of credit is classified as short-term in the accompanying consolidated balance sheets as the loan expires on June 30, 2010. The cost of the line of credit effectively offsets the interest earned on the auction rate securities. See Note 3 for further information on the auction rate securities and the settlement agreement.

Bridge Loan

On March 6, 2009, and as amended on April 7, 2009, we entered into a Note and Warrant Purchase Agreement with certain accredited investors whereby we sold $1,200,000 aggregate principal amount of 10% unsecured subordinated notes and warrants to purchase shares of our common stock. The principal and accrued interest outstanding under the notes were due and payable upon the closing of any offering of equity securities generating gross proceeds to us of at least $2,500,000. As described in Note 10 below, we completed a rights offering during June 2009 and used a portion of the proceeds to repay amounts owed on the notes.

For each $100,000 issued in notes, we issued to the noteholder three-year warrants to purchase 10,000 shares of our common stock at an aggregate exercise price per share of $2.29, which was equal to 120% of the five-day average of the closing price of our common stock during the five trading days prior to the date of issuance. In connection with the issuance of the warrants, we recorded a discount to the bridge loan and a corresponding increase in stockholders' equity of $70,000 due to the warrants. The value of the warrants was derived through application of the Black-Scholes option pricing model. We amortized the debt discount to interest expense in the amount of $70,000 for 2009.

Notes Payable

Notes payable consisted of the following:

	December 31,	
	2009	2008
	(In thousands)	
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,521 including interest at 7.87%, until October 2011, at which time all remaining principal and interest is due and payable	$ 317	$ 472
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,526 including interest at 7.88%, until May 2011, at which time all remaining principal and interest is due and payable	249	409
$993,544 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,015 including interest at 7.04%, until June 2010, at which time all remaining principal and interest is due and payable	88	256
$600,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $9,508 including interest at 8.52%, until May 2012, at which time all remaining principal and interest is due and payable	248	337
$995,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,687 including interest at 8.36%, until June 2012, at which time all remaining principal and interest is due and payable	418	563
Total notes payable	1,320	2,037
Less current portion	(684)	(717)
Total notes payable, net of current portion	$ 636	$ 1,320

Future maturities of notes payable at December 31, 2009 are as follows (in thousands):

2010	$ 684
2011	504
2012	132
Total notes payable	$ 1,320

The equipment loans require us to maintain a corporate fixed charge coverage ratio of at least 1.25:1.00 determined on the last day of each fiscal year. We were in compliance with the required coverage ratio as of December 31, 2009. Each equipment loan is collateralized by certain of our restaurant assets. During 2009, 2008, and 2007, we incurred gross interest expense of $312,000, $199,000, and $242,000, respectively. We capitalized $138,000, $148,000, and $157,000 of interest costs during 2009, 2008, and 2007, respectively.

9. Income Taxes

Income tax expense from continuing operations consisted of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Current:			
Federal[1]	$ —	$ 15	$ 190
State[1]	65	190	216
	65	205	406
Deferred:			
Federal	—	—	—
State	—	—	—
	—	—	—
Total	$ 65	$ 205	$ 406

(1) Excludes federal and state tax benefits resulting from the exercise of stock options, which were credited directly to "Additional paid-in capital."

Income tax expense differed from amounts computed by applying the federal statutory rate to (loss) income from continuing operations before provision for income taxes as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Income tax (benefit) expense at federal statutory rate	$ (7,540)	$ (2,309)	$ 96
State income taxes, net of federal benefit	(839)	125	88
Nondeductible expenses	362	373	305
Business tax credit	(910)	(1,028)	(831)
Other	(3)	(63)	70
Discontinued operations	235	(1,353)	(175)
Change in valuation reserve	8,760	4,460	853
Total	$ 65	$ 205	$ 406

The temporary differences that give rise to significant portions of deferred tax assets and liabilities were as follows (in thousands):

	December 31,	
	2009	2008
Deferred tax assets (liabilities):		
Net operating loss carryforward	$ 2,533	$ 845
Deferred rent	5,971	5,474
Business tax credits	3,779	2,869
Organizational and preopening costs	162	216
Impairment of assets	7,487	1,200
Stock-based compensation	905	708
Accrued expenses	125	643
Property and equipment	(4,784)	(4,601)
Accelerated tax depreciation	792	850
Other	128	134
Net deferred tax assets	17,098	8,338
Valuation allowance	(17,098)	(8,338)
Total	$ —	$ —

The valuation allowance increased by approximately $8,760,000 and $4,460,000 at December 31, 2009 and 2008, respectively. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on historical operating losses, we have elected to maintain a full valuation allowance until realization of deferred tax assets is more likely than not.

At December 31, 2009, we have approximately $6,205,000 and $11,656,000 in federal and state net operating loss carryforwards, respectively, which begin expiring in 2028 for federal income tax purposes and 2011 for state income tax purposes. We also have federal business tax credit carryforwards of approximately $3,780,000 which begin expiring in 2021. These credits are also potentially subject to annual limitations due to ownership change rules under the Internal Revenue Code.

As of December 31, 2009, we had $140,000 of unrecognized tax benefits. Future changes in the unrecognized tax benefits are not expected to have a material impact on the effective tax rate, nor do we expect that the amount of unrecognized tax benefits will significantly change in the next 12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Beginning balance	$ 158	$ 167	$ 80
Additions related to current year tax positions	—	—	35
Additions related to tax positions taken during the prior period	—	1	52
Reductions related to settlements with taxing authorities	—	—	—
Reductions due to lapse of statute of limitations	(18)	(10)	—
Ending balance	$ 140	$ 158	$ 167

We recognize interest and penalties related to uncertain tax positions in income tax expense. For the years ended December 31, 2009, 2008, and 2007 provision for income taxes includes $12,000, $12,000, and $14,000, respectively, in interest and penalties on unrecognized tax benefits. We had $36,000 and $30,000 accrued for the payment of interest and penalties at December 31, 2009 and 2008, respectively.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The earliest tax year still subject to examination by a significant taxing jurisdiction is 2005.

10. Stockholders' Equity

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock with a par value of $0.01. There were no shares of preferred stock that were issued or outstanding at December 31, 2009 or 2008.

Common Stock

Private Placement

On November 6, 2007, we sold 650,000 shares of common stock at a purchase price of $16.25 per share in a private placement to accredited institutional investors. We received net proceeds of $9,969,000 (net of $594,000 in related fees and expenses). These proceeds were utilized to fund new restaurant development and for general corporate purposes.

Rights Offering

As part of the Note and Warrant Purchase Agreement discussed in Note 8, we filed with the SEC a registration statement on Form S-3 to conduct a subscription rights offering with targeted gross proceeds to us of $3,520,000 pursuant to which each of our stockholders received one non-transferrable subscription right for every 2.5 shares of common stock owned on April 17, 2009. Each subscription right entitled the holder to purchase one share of common stock at a price of $1.35 per share. The terms of the agreement provided that any shares of common stock that were not subscribed for in the rights offering by existing stockholders were offered to the holders of the notes on a pro rata basis based on the aggregate principal amount of notes outstanding and at the same subscription price as offered to the holders of subscription rights granted under the rights offering. We sold 2,608,045 shares of common stock pursuant to the rights offering, including the exercise of over-subscription rights by the holders of the notes for the purchase of 482,178 shares or 18.5% of the total shares sold. We received net proceeds of $3,245,000 after deducting $275,000 in expenses. A portion of the net proceeds was used to repay amounts owed on the notes, and the remaining proceeds are being utilized to fund capital expenditure requirements.

Stock Repurchase Program

During April 2008, our Board of Directors approved a stock repurchase program under which we are authorized to repurchase up to 600,000 shares of our common stock. We repurchased 116,200 shares at a total cost of $1,000,000 during 2008 under a section 10b5-1 purchase program. The authorization does not have an expiration date and it does not require us to purchase a specific number of shares. This authorization may be modified, suspended or terminated at any time. The timing and number of shares repurchased pursuant to the share repurchase authorization are subject to a number of factors, including current market conditions, legal constraints and available cash or other sources of funding.

11. Stock-Based Compensation

Stock Options

We maintain stock award plans which provide for discretionary grants of incentive and nonstatutory stock options, restricted stock, and other types of awards to our employees, consultants, and non-employee directors. A total of 1,450,000 shares of common stock have been reserved for issuance under our plans of which 362,821 shares were available for grant as of December 31, 2009.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the actual and projected employee stock option exercise behavior, expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the historical volatility of a peer group of companies over the expected life of the option as we do not have enough history trading as a public company to calculate our own stock price volatility. The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. We have not paid dividends in the past and do not plan to pay any dividends in the near future. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on our historical experience and future expectations. The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007
Expected volatility	57.6%	36.0%	33.8%
Risk-free interest rate	1.8%	2.5%	4.8%
Dividend yield	0.0%	0.0%	0.0%
Expected life (in years)	3.9	3.7	3.8
Weighted average fair value per option granted	$1.19	$3.42	$6.19

Activity during 2009, 2008, and 2007 under our stock award plans was as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2006	631,589	$ 10.65		
Granted	146,750	18.79		
Forfeited	(43,553)	15.82		
Exercised	(79,347)	6.84		
Outstanding options at December 31, 2007	655,439	12.59		
Granted	185,417	11.24		
Forfeited	(14,800)	10.29		
Exercised	(2,000)	6.00		
Outstanding options at December 31, 2008	824,056	12.34		
Granted	407,100	2.64		
Forfeited	(376,300)	12.42		
Exercised	—	—		
Outstanding options at December 31, 2009	854,856	$ 7.67	3.15 years	$ 130,000
Exercisable at December 31, 2009	453,393	$ 9.70	2.22 years	$ 32,000

Stock-based compensation totaled $560,000, $582,000, and $607,000 during 2009, 2008, and 2007, respectively. The intrinsic value of options exercised during 2008 and 2007 was approximately $6,000 and $764,000, respectively. The total fair value of shares vested during 2009, 2008, and 2007 was approximately $390,000, $489,000, and $629,000, respectively. As of December 31, 2009, there was approximately $587,000 of total unrecognized stock-based compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 1.92 years.

Information regarding options outstanding and exercisable at December 31, 2009 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 1.92 – $ 3.21	351,650	4.43	$ 2.72	48,750	$ 2.39
$ 5.00 – $ 8.35	233,289	2.43	$ 6.31	229,539	$ 6.27
$10.00 – $12.64	134,417	2.63	$ 11.33	65,104	$ 11.96
$18.08 – $19.49	135,500	1.57	$ 18.81	110,000	$ 18.72
	854,856	3.15	$ 7.67	453,393	$ 9.70

Warrants

As discussed in Note 8, we issued to the noteholders of the bridge loan three-year warrants to purchase 120,000 shares of our common stock at an aggregate exercise price per share of $2.29, which was equal to 120% of the five-day average of the closing price of our common stock during the five trading days prior to the date of issuance. These warrants are exercisable through March 6, 2012 and 10,000 warrants were exercised during 2009 resulting in 110,000 warrants outstanding at December 31, 2009. We recorded the value of the warrant at $70,000 and amortized this amount to interest expense during 2009.

12. Employee Benefit Plans

Defined Contribution Plan

We maintain a voluntary defined contribution plan covering eligible employees as defined in the plan documents. Participating employees may elect to defer the receipt of a portion of their compensation, subject to applicable laws, and contribute such amount to one or more investment options. We currently match in cash a certain percentage of the employee contributions to the plan and also pay for related administrative expenses. Matching contributions made during 2009, 2008, and 2007 were $142,000, $126,000, and $107,000, respectively.

Employee Stock Purchase Plan

During 2005, our Board of Directors and stockholders approved the 2005 Employee Stock Purchase Plan, or ESPP and reserved 425,000 shares of common stock for issuance thereunder. The ESPP permits eligible employees to purchase common stock at a discount through payroll deductions up to 15% of employees' eligible earnings during the offering period. The purchase price per share at which shares of common stock are sold in an offering under the ESPP is equal to 95% of the fair market value of common stock on the last day of the applicable offering period. During 2009, 2008, and 2007, 16,659 shares, 18,113 shares and 5,183 shares, respectively, were purchased under the ESPP.

13. Commitments and Contingencies

We lease restaurant and office facilities and certain real property under operating leases having terms expiring from 2011 to 2029. The restaurant leases primarily have renewal clauses of five years exercisable at the option of our company and rent escalation clauses stipulating specific rent increases. We record deferred rent to recognize rent evenly over the initial lease term. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues above specified minimum amounts as defined in the respective lease agreement. The leases typically require us to pay our proportionate share of common area maintenance, property tax, insurance, and other occupancy-related costs.

Rent expense on all operating leases was as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Straight-line minimum base rent	$ 6,018	$ 4,900	$ 4,127
Contingent rent	24	123	376
Total rent	$ 6,042	$ 5,023	$ 4,503

At December 31, 2009, we had entered into a lease agreement for one restaurant scheduled to be constructed during 2010. The following table does not include obligations related to renewal option periods even if it is reasonably assured that we will exercise the related option. Future minimum lease payments under operating leases at December 31, 2009, were as follows (in thousands):

2010	$ 6,699
2011	7,104
2012	7,046
2013	7,061
2014	6,429
Thereafter	27,633
Total minimum lease payments	$ 61,972

14. Legal Proceedings

We are engaged in various legal actions, which arise in the ordinary course of our business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of our management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial condition of our company.

On April 1, 2009, Samuel Beren, as trustee for the Samuel Beren Trust, filed a stockholder derivative suit in the Court of Chancery of the State of Delaware. The suit was brought on behalf of us against our directors and the purchasers of our promissory notes issued on March 5, 2009, and named us as a nominal defendant. The complaint alleged that our directors breached their fiduciary duties of loyalty, good faith, and due care to us, and that the noteholders aided and abetted such breach, in connection with certain of our fundraising efforts. The suit originally sought unspecified damages, interest, reasonable attorneys' fees, expert witness fees, and other costs, and any further relief the court deems just and proper.

On June 16, 2009, the director defendants filed a motion to dismiss the lawsuit. On August 28, 2009, the director defendants filed an opening brief in support of the motion to dismiss. Separately, on October 26, 2009, the plaintiff served a demand on us pursuant to Section 220 of Delaware's General Corporation Law requesting that we make certain books and records available for inspection. On November 11, 2009, the plaintiff moved to suspend the briefing schedule on the motion to dismiss the derivative lawsuit until the parties resolved the October 26, 2009 books and records demand. The director defendants opposed the motion to modify the briefing schedule. On January 19, 2010, the Court order that the plaintiff must either amend his complaint, or file an answering brief in response to the motion to dismiss by January 26, 2010.

On January 20, 2010, we produced books and records in response to the October 26, 2009 demand. Two days later, on January 22, 2010, the plaintiff commenced a separate lawsuit against us seeking the production of the books and records requested in the plaintiff's February 6, 2009 and October 26, 2009 demand letters. The books and records complaint was served on our registered agent in Delaware on February 16, 2010.

On January 25, 2010, the plaintiff filed a letter with the Court informing the Court of the newly filed lawsuit and requested a stay of the lawsuit until the newly filed books and records lawsuit is resolved. After receiving the director defendants' opposition to the request for a stay, the Court instructed the plaintiff to file a formal motion to stay, as opposed to a letter request, if it is seeking a stay of the derivative lawsuit. The Court also asked the plaintiff to advise the Court as to "why no action has been taken in conformity with [the] Court's January 19, 2010 letter decision." We continue to believe that the allegations in the derivative complaint, including the amended complaint, are without merit and we intend to defend vigorously such lawsuit. In addition, we and our legal counsel currently are reviewing the complaint filed in the books and records lawsuit to determine the appropriate response.

15. Selected Quarterly Financial Data (Unaudited)

Summarized unaudited financial data for 2009 and 2008 is as follows (in thousands, except per share data):

Quarter ended	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Restaurant sales	$ 19,455	$ 21,468	$ 20,173	$ 19,999
Loss from continuing operations	(1,083)	(917)	(1,035)	(19,207)(2)
(Loss) gain from discontinued operations	(13)	703	—	—
Net loss	(1,096)	(214)	(1,035)	(19,207)
Diluted net (loss) income per share:				
Continuing operations	$ (0.14)	$ (0.11)	$ (0.11)	$ (2.10)
Discontinued operations	—	0.08	—	—
Net loss (1)	$ (0.14)	$ (0.03)	$ (0.11)	$ (2.10)

Quarter ended	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Restaurant sales	$ 18,103	$ 19,685	$ 19,454	$ 18,573
Loss from continuing operations	(562)	(348)	(733)	(5,354)(3)
Loss from discontinued operations	(111)	(187)	(3,161)	(45)
Net loss	(673)	(535)	(3,894)	(5,399)
Diluted net loss per share:				
Continuing operations	$ (0.07)	$ (0.04)	$ (0.09)	$ (0.67)
Discontinued operations	(0.01)	(0.03)	(0.40)	—
Net loss (1)	$ (0.08)	$ (0.07)	$ (0.49)	$ (0.67)

(1) Net loss per share calculations for each quarter are based on the weighted average diluted shares outstanding for that quarter and may not total to the full year amount.
(2) Includes asset impairment charges of $16.9 million for six underperforming restaurants.
(3) Includes asset impairment charges of $3.2 million for one underperforming restaurant.

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KONA GRILL®

Kona Grill, Inc.
7150 E. Camelback Road, Suite 220
Scottsdale, AZ 85251